Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2018

March 6, 2019

Explanatory Notes

The information contained in this annual information form is as of December 31, 2018 unless otherwise indicated, and unless the context otherwise requires, references to “The Stars Group”, the “Corporation”, “it”, “its” or similar expressions refer to The Stars Group Inc. and its consolidated subsidiaries, or any of them. This annual information form should be read in conjunction with the information contained in The Stars Group’s audited consolidated financial statements and related notes for the year ended December 31, 2018 (the “2018 Annual Financial Statements”) and the Management’s Discussion and Analysis thereon (the “2018 Annual MD&A”).

All references in this annual information form to “dollars”, “US$” and “$” are to U.S. dollars, “CDN$” are to Canadian dollars, “€” are to Euros, “£” are to British pound sterling and “AUD” or “AUD$” are to Australian dollars. The Corporation has certain proprietary rights to certain company names, product names, trade names and trademarks used in this annual information form that are important to its business, including The Stars Group, PokerStars, Sky Bet, BetEasy and those brands listed under the heading “Business of the Corporation—Overview”. The Corporation has omitted the registered trademark (®) and trademark (™) symbols and any other related symbols for such trademarks and all related trademarks, including those related to specific products or services, when used in this annual information form. All other names and trademarks are the property of their respective owners. For purposes of this annual information form, unless context requires otherwise or otherwise defined, all references in this annual information form to “gaming” include all online gaming (e.g., poker, casino and bingo) and betting. As at the date of this annual information form, the Corporation has four major lines of operations: real-money online poker, real-money online betting (sometimes referred to herein as sportsbook or sports betting), real-money online casino and, where applicable, bingo (sometimes referred to collectively as casino and/or gaming), and other gaming-related revenues, including revenues from social and play-money gaming, live poker events, branded poker rooms, Oddschecker and other nominal sources of revenue.

Unless otherwise indicated, information contained in this annual information form concerning The Stars Group’s industry and the markets in which it operates, including its perceived trends and market position, opportunity and size, is based on information from various sources, on The Stars Group’s and its management’s assumptions and on its knowledge of the markets for its products and services. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The Stars Group has not independently verified any third-party information and cannot assure you of its accuracy or information. While The Stars Group believes the industry and market information included in this annual information form is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of The Stars Group’s future performance and that of the industry in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the caption “Risk Factors and Uncertainties” in this annual information form. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by The Stars Group.

Caution Regarding Forward-Looking Statements

This annual information form contains certain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including statements relating to certain expectations, projections, growth plans, new or improved product introductions, market expansion efforts, and other information related to The Stars Group’s business strategy and future plans. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries and their respective customers and industries. Although the Corporation and management believe that the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate.  Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.

Actual results and developments are likely to differ, and may differ materially, from those anticipated by The Stars Group and expressed or implied by the forward-looking statements contained in this annual information form. Such statements are based on a number of assumptions and risks which may prove to be incorrect, including assumptions about:

•

the Corporation’s ability to secure, maintain and comply with all required licenses, permits, approvals and certifications to offer and market its product offerings in the jurisdictions where the Corporation is currently doing business or intends to do business;

•	the anticipated regulation or prohibition of online gaming or activities related to or necessary for the operation and offering of online gaming in various jurisdictions;
•	the anticipated outcome of litigation involving the Corporation;
•	the overall business and economic conditions;
•	the potential financial opportunity of the Corporation’s addressable markets;
•	the potential financial opportunity of contracts signed by the Corporation with third parties;
•	the competitive environment;
•	the protection of the Corporation’s current and future intellectual property rights;
•	the Corporation’s ability to recruit and retain the services of its key technical, sales, marketing and management personnel;
•	the Corporation’s ability to develop commercially viable product offerings as a result of its research and development (“R&D”) activities;
•	the expected taxes to be imposed on the Corporation’s revenue streams, including but not limited to, gaming duty and value-added taxes (“VAT”) on gaming revenue;
•	the Corporation’s ability to obtain additional financing on reasonable terms or at all;
•	the Corporation’s ability to integrate acquisitions and generate synergies;
•	the risks associated with advancements in technology, including artificial intelligence, and the risks associated with technology infrastructure, cyber security and cyber attacks; and
•

the impact of new laws and regulations in Canada, the United States, the United Kingdom, Australia or any other jurisdiction where the Corporation is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online gaming products and services.

There can be no assurance that forward-looking statements will prove to be accurate as many factors could cause the Corporation’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressly or impliedly expected or estimated in such statements, including the factors discussed under “Risk Factors and Uncertainties”.  Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Corporation cautions that the foregoing list of risk factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” and elsewhere in this annual information form and in the 2018 Annual MD&A, including under the headings “Caution Regarding Forward-Looking Statements”, “Non-IFRS Measures, Key Metrics and Other Data” and “Risk Factors and Uncertainties” therein, are not exhaustive, shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this annual information form describe The Stars Group’s expectations as of March 6, 2019 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

Corporate Structure

Name, Address and Jurisdiction of Incorporation

The Stars Group Inc. is a corporation governed by the Business Corporations Act (Ontario) (the “OBCA”). It was originally incorporated under Part IA of the Companies Act (Québec) on January 30, 2004 under the name 9138‑5666 Québec Inc., changed its name to Gametronix Systems Inc. on May 14, 2007, Amaya Gaming Group Inc. on November 2, 2007, Amaya Inc. on November 28, 2014 and The Stars Group Inc. on August 1, 2017, when it filed its current articles of continuance and was continued under the OBCA. Since its incorporation, the Corporation has amended its articles on numerous occasions, including to change its name as noted above, and on (i) May 14, 2007 to subdivide its Class A shares, (ii) May 11, 2010 to (A) create an unlimited number of common shares (the “Common Shares”) and an unlimited number of preferred shares, (B) re-designate Class A shares as Common Shares on the basis of 1.7756 Common Shares for each Class A share, (C) re‑designate Class G shares as Common Shares on the basis of 100 Common Shares for each Class G share, and (D) eliminate all classes of shares except for Common Shares, (iii) July 30, 2014 to replace the then current class of authorized preferred shares with a new class of non-voting convertible preferred shares, called Class A Convertible Preferred Shares (the “Preferred Shares”), none of which are outstanding as of the date hereof, and (iv) November 28, 2014 to add certain provisions affecting the Common Shares to facilitate the Corporation’s compliance with applicable gaming regulations.

The Corporation’s head and registered office address is 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario M5J 2J3, Canada, and the Corporation’s telephone number is +1 (437) 371-5742. The Corporation’s website address is www.starsgroup.com. The information contained on, or that can be accessed through, the Corporation’s website is neither part of nor incorporated by reference into this annual information form. The Corporation has included its website address in this annual information form solely as an inactive textual reference.

Intercorporate Relationships

The activities of The Stars Group are conducted either directly or through its subsidiaries. The table below lists the principal subsidiaries of The Stars Group as at December 31, 2018, as well as their jurisdiction of organization. Each of the principal subsidiaries is wholly owned, directly or indirectly, by The Stars Group.

Name	Jurisdiction Where Organized
Stars Group Holdings Cooperative U.A.[1]	Netherlands
Stars Group Holdings B.V.	Netherlands
Stars Interactive Holdings (IOM) Limited	Isle of Man
Worldwide Independent Trust Limited	Isle of Man
Rational Entertainment Enterprises Limited	Isle of Man
Naris Limited	Isle of Man
Stars Interactive Limited	Isle of Man
RG Cash Plus Limited	Isle of Man
Rational Gaming Europe Limited	Malta
REEL Spain Plc	Malta
Hestview Limited	England and Wales
Bonne Terre Limited	Alderney
BetEasy Pty Limited	Australia

(1)	The majority of assets held by this entity consist of a 100% equity ownership interest in Stars Group Holdings B.V.

The Stars Group has other subsidiaries, but the assets and revenues of such subsidiaries individually did not exceed 10%, and in the aggregate did not exceed 20%, of The Stars Group’s consolidated assets or consolidated revenues as at and for the year ended December 31, 2018.

Business of the Corporation

Overview

The Stars Group is a global leader in the online and mobile gaming and interactive entertainment industries, entertaining millions of customers across its online real- and play-money poker, gaming and betting product offerings. The Stars Group’s primary business and source of revenue is its online gaming and betting business. This currently consists of the operations of the Stars Interactive Group (as defined below), which it acquired in August 2014, the operations of Sky Betting & Gaming, or SBG (as defined below), which it acquired in July 2018, and the operations of BetEasy (as defined below), which it acquired an 80% equity interest in between February 2018 and April 2018. Stars Interactive Group is headquartered in the Isle of Man and operates globally with certain exceptions; SBG is headquartered in and primarily operates in the United Kingdom; and BetEasy is headquartered in and primarily operates in Australia.

Through these businesses, The Stars Group owns and operates gaming and related interactive entertainment businesses, such as online real-money poker, casino and betting (also sometimes known as sportsbook) and play-money poker, casino and sports prediction games, which are delivered through mobile, including iOS and Android, web and desktop applications. The Stars Group offers these products and others under several ultimately owned or licensed gaming and related consumer businesses and brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 21 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

The Stars Group has a customer-centric focus, which extends into its rewards and loyalty programs and initiatives. Understanding how to reward loyal customers and creating appropriate product offerings is critical to ensure a healthy product ecosystem. The Stars Group has made, and may continue to make, changes to its pricing and incentives to ensure that they align with its objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem. An example of The Stars Group’s innovative approach to player loyalty and rewards is the launch in July 2017 of its Stars Rewards program, which is an integrated cross vertical loyalty program focused on improving customer engagement, retention and the player experience.

The Stars Group’s growth and innovation plans in its online gaming and betting business are supported by its technology strategy. Management believes that the proprietary technology of The Stars Group is highly scalable, customizable and resilient, and employs industry leading security and data integrity practices. Most elements of The Stars Group’s betting and gaming technology are proprietary and controlled in-house, with selected use of leading third-party technology providers for certain elements. The Stars Group’s robust and scalable proprietary technological ecosystem, such as its player account management system and suite of software products, allows it to operates in dozens of countries around the world, supporting approximately two dozen languages and five currencies. The Stars Group has invested significantly in its technology infrastructure since inception to provide a positive, best-in-class experience for its customers. This investment is focused on providing appealing product offerings to its customers, both in terms of the quality of the offerings and the user experience, and also with respect to data security and integrity across its offerings. The Stars Group dedicates nearly all its R&D investments to its online gaming business, which seeks to provide broad market applications for product offerings derived from its technology base, and it expects to continue investing significantly in R&D in an effort to constantly improve customer experience and engagement. To support its strong reputation for security and integrity, The Stars Group employs what it believes to be industry leading practices and systems with respect to various aspects of its technology infrastructure, including information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming, and loyalty programs, rebates and rewards (i.e., incentives).

Online Poker

The Stars Group is the global leader in the online poker market and currently estimates that its PokerStars brand holds a significant majority of the market share of real-money poker player liquidity, or the volume of real-money online poker players, in regions where it offers real-money online poker and is among the leaders in play-money online poker player liquidity. While The Stars Group operates certain distinct poker brands, including PokerStars, Full Tilt and Sky Poker, the vast majority of its poker customers currently play on the same PokerStars platform. This means that a player using the Full Tilt client could be playing against a player using the PokerStars client. This improves liquidity and the range of games available, thus benefiting players, as well as having financial and strategic benefits for The Stars Group by increasing the scalability of its business model and allowing it to focus R&D and operational resources primarily on its PokerStars platform.

The Stars Group’s large poker customer base gives it unique access to customer data and insight (e.g., gameplay, social interactions and feedback), which when combined with its scalable proprietary technology platform, guides the creation of new and innovative content, features, games and game variants. For example, following the launches of Zoom in 2012, Spin & Go in 2014, Knockout Poker in 2016 and PokerStars VR in 2018, The Stars Group continues to focus on developing new and innovative poker products and variants to attract new audiences. The Stars Group believes that such innovation helps to attract new customers (including those who may not have previously considered playing real-money poker games, such as play-money or social players and the video gaming community), reactivate inactive players with exciting new games, and continuously engage and retain existing active customers. In addition, since the beginning of 2016, The Stars Group has introduced certain improvements in the poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players) and reduce incentives for high-volume, net-withdrawing customers (primarily professional or semi-professional players). These changes, among others, have the effect of balancing the poker ecosystem and broadening the appeal of The Stars Group’s poker offerings by creating more winning moments for its customers.

The Stars Group is pursuing growth opportunities in poker in existing and new markets, including through the innovation of new product features and enhancements, geographic expansion, improvements to the poker ecosystem and increased marketing campaigns in 2019.

PokerStars

PokerStars is The Stars Group’s flagship poker brand. Launched in 2001, it is the world’s largest online and mobile poker site and together with its related brands (including Full Tilt) have millions of registered customers globally. PokerStars’ online poker product offerings are currently varied among buy-in and limit amounts and types, as well as among numerous poker game variants (e.g., Texas Hold-‘Em, Omaha, Stud, Draw and mixed games). The wide variety of game types and stake sizes is supported by its leading liquidity and provides what management believes is a superior offering to its customers, allowing them to play their preferred game type at their preferred staking level. PokerStars also offers play-money and social poker, which are designed to create social interaction, engagement and competition, and allow customers to learn to play poker without the need to spend money.

The Stars Group believes that PokerStars is home to some of the largest online poker events and the biggest weekly tournaments, both in terms of dollar amount and number of players, and has greater player liquidity and offers more daily tournaments than any other online poker site. PokerStars has set many records, including the largest number of players in an online poker tournament, the largest prize pool awarded for a series of online tournaments and the largest ever single online tournament prize. PokerStars’ mobile applications are currently among the most popular real-money poker applications on the iOS and Android platforms according to App Annie and Apple’s iTunes App Store and based on the number of downloads and overall customer ratings.

Other Online Poker Brands

The Stars Group also offers online poker through other brands such as Full Tilt and Sky Poker. Full Tilt launched in 2004 and quickly became a popular poker website for delivering what the Corporation believes was innovative and realistic online poker game play, which was based on input from some of the world’s leading poker players. The Stars Group migrated Full Tilt onto the PokerStars platform in May 2016. Similar to PokerStars, under the Full Tilt brand customers can play both ring games, including traditional games and its fast-fold variants, such as Rush, and tournament-style games, including scheduled multi-table games and sit and go variants, such as Jackpot Sit & Go. Sky Poker is one of the UK’s leading online poker rooms, with a mobile-friendly interface that enables an enriched experience that includes chat, tournaments and poker in contemporary formats that are played in Pounds Sterling.

Online Casino and Gaming

The Stars Group has leading online casino and gaming offerings, including PokerStars Casino, Sky Casino, Sky Vegas and Sky Bingo. The Stars Group first launched online casino games in January 2014, and has quickly grown to become one of the leading operators in the world. In 2018, a subsidiary of The Stars Group acquired SBG, which expanded its online casino and gaming offerings to include additional products and brands, such as including Sky Vegas, Sky Casino and Sky Bingo.

The Stars Group believes there are significant opportunities for further growth and diversification of revenues in the online casino and gaming vertical, including through direct customer acquisition, leveraging its brand awareness and cross-selling its new and existing product offerings to its customer base. The Stars Group continues to improve its online casino and gaming product offerings, expand the range of game content and enter into new markets. It also continues to invest in product enhancements, improving the user experience of its websites and mobile applications. These improvements are accompanied by external marketing campaigns for certain of The Stars Group’s brands to drive direct customer acquisition, improve cross-sell to existing customers, and expand the geographic reach of its offerings. In addition, The Stars Group currently intends to expand upon and explore other growth opportunities, including expanding upon its current social gaming offering and pursuing other interactive entertainment opportunities.

Casino and Gaming Brands

In January 2014, The Stars Group first began offering a variety of online play-money table and casino games through its Full Tilt brand, including a range of blackjack and roulette variations, online slots and live dealer games. In November 2014, The Stars Group introduced play- and real-money online casino games under the PokerStars brand to players in eligible markets, and in 2016 it introduced the PokerStars Casino brand, with its own standalone mobile application. PokerStars Casino currently offers a full suite of casino table games, blackjack, roulette, live dealer games and slot machines. Beginning in 2017, PokerStars Casino started production of in-house slot games, and it has and intends to continue to accelerate this in-house production. These in-house slot games are owned by The Stars Group and therefore are not subject to third-party revenue share obligations and other similar costs. A number of internal and external content studios are now producing bespoke exclusive slot games content for PokerStars Casino, which are integrated via The Stars Group’s Games Developer Kit (“GDK”), a tool set and application programming interface. Recently, Core Gaming, SBG’s wholly owned content development house, began delivering games to PokerStars Casino via GDK. In 2018, PokerStars Casino launched more than 350 new slot games from leading studios, and it expects to add a comparable amount in 2019, broadening the range of top-tier content available to its customers, and supplementing this with proprietary and exclusive games.

Through organic growth and acquisitions, The Stars Group has grown quickly to become one of the leading online casino operators. It estimates that in 2018 its combined online casino, including PokerStars Casino, was among the world’s largest and fastest growing online casinos and currently has one of the largest active player bases among its competitors. The main driver of this growth to date has been cross-selling to its existing poker customer base, with a single wallet and easy access to casino games, which are integrated within the poker interface. Currently approximately three quarters of The Stars Group’s aggregate real-money active unique poker customers are located in jurisdictions where its online casino offerings are available (primarily in Europe).

Sky Vegas, SBG’s flagship casino and gaming brand, was the largest casino brand in the UK by active customers for the fiscal year ending December 31, 2018. The Stars Group believes that exclusive content and effective promotions underpin Sky Vegas’ appeal, with 37 new exclusive games launched during 2018. Sky Casino, which primarily focuses on casino table games, has grown rapidly since its launch in August 2014. It is currently the third largest casino brand in the UK by active customers, with the majority of its revenues generated from mobile users. Sky Casino features what management believes to be a cutting-edge player interface, featuring a modern and stylish live dealer studio and a high-performance casino. Sky Bingo is one of the leading UK-facing online bingo operators.  It aims to provide the exciting and social feel of bingo and includes a chat function and competitions. SBG provides its customers with a seamless experience through its integrated account and wallet, and a single sign-on between its different mobile apps, including across its gaming, betting and poker offerings.

The SBG Acquisition (as defined below) has resulted in the integration of additional casino and gaming offerings into The Stars Group’s casino and gaming offerings, such as top performing slots, additional in-house developed games and online bingo. The Stars Group currently expects to continue product enhancements, such as enhancing its web casino and mobile applications and adding to its portfolio of unique and bespoke promotion tools. The Stars Group believes these promotional tools will enable improved promotions and loyalty, with ongoing investment in its Stars Rewards cross-vertical loyalty program and its VIP treatment program and the overall customer experience.

The Stars Group also offers play-money and social casino through its desktop client and mobile applications, including through PokerStars, Jackpot Poker by PokerStars and Casino Rush by PokerStars, which are available on various online, mobile, social and television platforms and applications, such as Facebook, Apple’s iOS and Apple TV, Google’s Android and Amazon’s Kindle. Play-money and social casino involve playing casino games for virtual currency through free websites, social networks, or other mobile or television applications. These offerings help drive brand awareness, promote the enjoyment of such games in a safe environment, and provide The Stars Group with additional customer data and insight, which it can then use to refine the user experience to further enhance players’ enjoyment.

Online Betting

The Stars Group is also a global leader in the online betting market, providing its betting offerings through Sky Bet, BetStars and BetEasy. Online betting is available to these customers in a seamless fashion, including, where applicable, through a single wallet and customer account. The Stars Group initially launched limited online betting during 2015 and later introduced its BetStars brand in December 2015. In 2018, The Stars Group expanded its online betting offerings through acquisitions to include Sky Bet, a leading online betting brand focused primarily on the UK, the world’s largest locally regulated online gambling market, and BetEasy, also a leading online betting brand focused primarily on Australia, the world’s second largest locally regulated online gambling market. The Stars Group believes that its betting offerings will attract new customers, through both cross-selling PokerStars customers to its betting brands, and directly through external marketing.

Through its betting brands, as applicable, The Stars Group offers a range of betting options such as pre-match and in-play odds across dozens of sports, including soccer, football, tennis, basketball, horseracing, golf, rugby and greyhound racing, as well as specialty offerings such as eSports, poker, politics, and TV and film. Its offerings also feature a range of in-play betting options (where permitted) and exclusive offers and promotions. Certain of The Stars Group’s offerings include accumulator bets, or parlays, which are particularly popular as customers can add together multiple different outcomes to increase the potential winnings for a given wager. Sky Bet features RequestABet, a particularly popular accumulator that it pioneered where customers request their own combination of items. To expand its offering in the future, The Stars Group intends to introduce innovative new betting products on its platforms to distinguish its brands from competitors. For example, BetStars introduced the Spin & Bet product in January 2016, which provides customers with the opportunity to potentially enhance their odds and potential pay-out. The Stars Group is also currently developing a proprietary global betting and trading platform to consolidate what it believes to be the best betting capabilities and features from Sky Bet, BetStars and BetEasy. The Stars Group believes that this global betting and trading platform will enable it to deliver faster product innovation, as well as leverage economies of scale in the business.

In addition to enhanced product features, a broader range of betting options and improved functionality, The Stars Group intends to expand into certain additional jurisdictions, including the United States, where in 2018 it launched its first sportsbook in New Jersey under the BetStars brand. The Stars Group also intends to continue focusing on increasing its cross-sell to poker players and developing sportsbook as a strong customer acquisition channel by, among other things, improving the localization of its offering in certain European markets, improving the user experience, closing product gaps, enhancing its mobile applications, increasing marketing initiatives and utilizing unique promotional programs.

Sky Bet

SBG’s betting brand, Sky Bet, and is one of the UK’s largest online betting operators by number of active customers. It offers a full range of pre-match and in-play odds in a wide range of markets, including soccer, horseracing, greyhound racing, golf, cricket, tennis, rugby, politics and TV and film. Sky Bet focuses on low-spending entertainment, with a mass-market customer base. Sky Bet features some of the UK’s most popular free-to-play sports games such as Soccer Saturday Super 6, where users predict the score of six selected soccer matches for a change to win up to £1 million, Sky Sports Fantasy Football, Sky Sports Fantasy Six-A-Side and ITV Pick 7. Through free-to-play games, its sponsorship of the English Football League and close links to Sky Sports, The Stars Group believes that Sky Bet has a leading position in the UK betting market. With a single wallet across the Sky Bet and other SBG brands, The Stars Group is able to use large data set computational analysis and data science (“big data”) and personalized offers to keep customers engaged across product verticals.

BetStars

The Stars Group introduced its BetStars brand in December 2015. This emerging offering has seen strong growth and focuses primarily on markets within the European Union. BetStars is a multilingual and multicurrency offering, supporting nine languages and four different currencies. It offers customers access to a full range of pre-match and in-play odds on a wide range of betting categories or sporting events (also known as markets). BetStars offers odds on both traditional betting sports such as soccer, tennis, horse racing and certain U.S. sports, as well as less traditional betting sports that are increasing in popularity throughout Europe such as handball, volleyball, futsal and e-sports.

BetEasy

BetEasy is based and primarily operates in Australia, the world’s second largest locally regulated online gambling market. As a leader in online and mobile wagering in Australia, BetEasy offers its customers a wide range of betting options across thoroughbred, greyhound and harness racing as well as sporting competitions, including the Australian Football League, National Rugby League and overseas competitions such as the National Basketball Association and English Premier League. It offers customers what management believes to be innovative and exciting promotions, which are increasingly being personalized to meet individual customers’ needs, and is the only corporate bookmarker to provide its customers with access to the popular Sky Racing channels.

The BetEasy platform is proprietary, cloud-based, reliable and highly scalable, which BetEasy believes is a competitive advantage over other online gaming operators in the Australian market. Its mobile-first strategy offers customers an easy-to-use, engaging and exciting betting experience on its mobile app.

The current BetEasy brand was launched in August 2018 following BetEasy’s acquisition of William Hill Australia. Shortly after that acquisition, BetEasy successfully migrated the customers of William Hill Australia onto its platform. BetEasy is the official wagering partner of the Australian Football League, premier wagering partner of thoroughbred broadcaster Racing.com and is a founding member of Responsible Wagering Australia, which advocates for enhanced consumer protection and sporting integrity outcomes in the Australian wagering industry.

Other Gaming-Related Offerings – Oddschecker

The Stars Group offers other gaming-related offerings such as Oddschecker, the UK’s leading odds comparison website. Established in 1999, Oddschecker provides its customers with easy access to some of the best odds in the market, as well as tips and other information. Oddschecker operates websites in the UK, Ireland, Italy, Germany, Australia, Denmark and Spain.

Oddschecker provides new customer leads, brand exposure and returning traffic to certain betting operators, including Sky Bet, and offers users a full range of information, news and odds to help with betting and allows those users to easily access that information on SBG’s platform to place bets. Oddschecker also provides an app called “BetHub”, which allows users to place bets with different bookmakers directly from within the app. It also allows users to monitor various betting accounts, deposit and withdraw funds, and monitor prices and offers. Oddschecker also has another app, “Oddschecker Connect”, which allows the distribution of aggregated services (odds, betting, data) to third parties’ content.

Revenue Model

The Stars Group’s revenue model for its core product offerings is based primarily on two main offerings, real-money games and play-money games. Nearly all of The Stars Group’s revenues during the year-ended December 31, 2018 were, and it expects its revenues to continue to be, generated by its real-money online gaming offerings. As a result of the SBG Acquisition and Australian Acquisitions (as defined below, and collectively, the “Acquisitions”), on a proforma basis assuming that The Stars Group owned SBG and BetEasy since January 1, 2018 (but excluding William Hill Australia before it was acquired in April 2018), during the year ended December 31, 2018, The Stars Group’s consolidated revenues were generated fairly evenly among its real-money online poker, betting and gaming (casino and bingo) offerings. These revenues were derived entirely by The Stars Group’s subsidiaries and affiliates based outside of Canada and predominantly from customers based in the European Union and Australia. For additional information regarding The Stars Group’s revenues, see the 2018 Annual Financial Statements and the 2018 Annual MD&A.

The Stars Group’s revenues can be influenced by numerous factors, many of which it is unable to predict or are outside of its control, including the impact of seasonality and sporting results, as described below under “—Seasonality and Other Factors Impacting the Business” and the other risks and uncertainties set forth in this annual information form under the heading “Risk Factors and Uncertainties—Risks Related to the Business”.

Real-Money Games

The Stars Group’s current core real-money online gaming offerings are poker, gaming (casino and bingo), and betting, each with its own revenue model.

Poker is a peer-to-peer game where individuals play against other individuals, not against the “house”. In contrast to other types of house-banked gaming, such as slots, blackjack or sportsbook, where individuals play against the operator, poker operators are generally not exposed to the risks of game play or the outcome of the game. As a peer-to-peer game, liquidity, or the number or volume of players with an operator, is critical to the success of the game, with a greater number of players supporting a wider range and greater volume of games and larger tournaments, increasing the quality of the offering to the consumer. As a result, larger scalable poker operations will benefit from superior liquidity in their systems, which in turn improves their offering to customers, creating a positive feedback loop effect.

Typically, poker game operators generate revenue by charging a fee from ring games (i.e., games for cash on a hand-by-hand basis), known as “rake”, or by charging entry fees for tournaments (i.e., where players play against each other for tournament chips with prize money distributed to the last remaining competitors), or variations thereof. The Stars Group collects the rake up to a capped amount in ring games and a tournament entry fee for scheduled tournaments and sit and go tournaments, and does not generally have any of its own capital at risk (with an exception being the Spin & Go product where the tournament prize pool is a randomly determined multiple of the buy-in). These amounts are then reduced by applicable VAT in certain jurisdictions and offsets (as described below) to arrive at revenue.

Online casino offerings typically include the full suite of games available in land-based casinos, such as blackjack, roulette and slot machines. For these offerings, The Stars Group functions similarly to land-based casinos, generating revenue through hold, or gross winnings, as players play against the house, and then these amounts are reduced by applicable VAT in certain jurisdictions and offsets to arrive at revenue. In online casino, The Stars Group believes there is typically lower volatility from the statistical norm versus land-based casinos as there is generally a larger number of bets placed at small denominations.

Betting involves customers wagering on certain sporting and non-sporting events, also referred to as turnover or stakes. Like casino offerings, customers “play”, or bet, against the house, thus The Stars Group is exposed to risk with respect to these bets. The Stars Group attempts to set odds such that there is built-in theoretical margin into each set of odds, and each market. Over the long term this usually delivers a fairly stable betting win margin, but given the variance in sporting results, this can be volatile in the short term. These amounts are reduced by applicable VAT in certain jurisdictions and offsets to arrive at revenue.

In addition to the above-noted revenues, revenues from real-money games also includes revenue earned on the processing of real-money deposits and cash outs in specific currencies, which is sometimes referred to as conversion margins.

Offsets for each line of operation are the portion of gross revenue that The Stars Group allocates to rebates, incentives and promotions, which it awards as a result of game play or at its discretion through loyalty programs, free plays, sign-up bonuses, discounts, rebates, other rewards and incentives, and tournament overlays. Offsets are generally used to acquire new customers and retain and reactivate existing customers.

Play-Money Games

Play-money gaming involves players receiving virtual currency for free, or paying a fee to receive additional virtual currency, which can be used to play certain gaming offerings. Play-money gaming is permitted in various jurisdictions that may not otherwise permit real-money gaming, including most of the states in the United States. In addition to the sale of virtual currency, in the future, The Stars Group may also generate revenue from advertising through its play-money gaming offering. The Stars Group’s current play-money game offering primarily consists of poker, including on PokerStars.net and FullTilt.net and through the social gaming brands PokerStars Play, Jackpot Poker by PokerStars and Casino Rush by PokerStars. In these circumstances, there are no cash prizes or other prizes for monetary value, and in most cases, all the player fees are passed to The Stars Group as revenue, unless the games are played through social platforms, in which case the platform operator retains a certain percentage for distributing the offering. The Stars Group’s play-money games may be played through the desktop client interface or through online, television and mobile platforms, including on social gaming platforms. The revenue for play-money is the sum of fees paid by customers (net of any percentage of the same retained by the particular platform operators), less applicable VAT in certain jurisdictions and certain promotional costs. The Stars Group includes such revenue in its “other” revenues.

Other Sources of Revenue

As described below, The Stars Group sponsors certain live poker tours and events, uses its industry expertise to provide consultancy and support services to the casinos that operate the events, and has marketing arrangements for branded poker rooms at various locations around the world. The Stars Group generates revenue from these sponsorships and marketing arrangements, which it includes in “other” revenue.

The Stars Group also derives revenues from certain of its other gaming-related offerings such as Oddschecker and its other media and affiliate businesses, with revenue generated primarily through affiliate commissions, revenue share arrangements and advertising income, as applicable.

Business Strategy of the Corporation

The Stars Group focuses on creating long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of products and services that it expects will deliver sustainable, profitable long-term growth. The Stars Group places great emphasis on the customer and its goal is to become the world’s favorite online gaming destination, which it believes it can achieve by creating a fun and positive experience.

To do this, management seeks certain ongoing, principal strategic initiatives, including:

•	Strengthening, Expanding and Diversifying its Offerings
•

The Acquisitions provided The Stars Group with greater revenue diversification and additional exposure to betting, the world’s largest and fastest growing online gaming segment. The SBG Acquisition also helped strengthen The Stars Group’s product offerings by expanding it to include SBG’s market leading, mobile-led product portfolio across betting and gaming.

•

Poker—The Stars Group will continue to focus on its core poker offerings, which historically have been its primary customer acquisition channel and in which The Stars Group believes it currently has a competitive advantage, with scale benefits and network effects as it is significantly larger than its nearest publicly-listed competitor in terms of poker revenues. The Stars Group intends to maintain its leadership while continuing to improve, expand and innovate its product offerings in poker. The Stars Group intends to achieve these objectives through continued rollout and introduction of new and innovative poker offerings and marketing campaigns, and continued improvements in the poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players).

•

Betting—The Acquisitions significantly increased The Stars Group exposure to betting with the introduction of high-quality mobile-led products to its ecosystem, such as Sky Bet and BetEasy. These robust technology platforms and rich customer data sources will allow The Stars Group to bolster its betting products both in existing UK and Australian markets and in other jurisdictions. Furthermore, the addition of betting as a second low-cost customer acquisition channel will complement The Stars Group’s core poker business and enable more effective cross-sell to players across multiple verticals. SBG’s product strategy for betting is built around four pillars: quality user experience; big data analytics; relevant promotions; and ongoing innovation. An example of SBG’s innovation is RequestABet, a pioneering product that enables customers to build their own accumulators on a wide range of potential outcomes that increases the potential winnings from each bet.

•

Casino—The Stars Group intends to continue to develop, improve and expand its online casino products, including PokerStars Casino, Sky Vegas and Sky Casino, with improved content, product and promotions. In 2018, The Stars Group launched over 350 new casino games onto PokerStars Casino to increase the diversification of its offerings. The Stars Group also intends to improve the content and profitability of both PokerStars Casino and Sky Vegas by leveraging its in-house designed content across both platforms. Since introducing online casino, The Stars Group has focused and intends to continue to focus on improving its casino offerings, including through the ongoing expansion of available game content and expanding their availability into new geographies, as well as product improvements and promotions. In addition to increased breadth, The Stars Group is investing to improve the user experience and user access to further increase customer engagement as well as increase the cross-selling of its casino offerings to its existing online poker and betting customer bases. The Stars Group has historically adopted a measured approach to external marketing for its online casino to attract new customers and retain existing ones and currently expects to continue to do so, while SBG has historically invested relatively more in marketing and has a history of directly acquiring customers for its gaming brands in addition to cross-selling, and currently expects to continue with this approach.

•

Other—The Stars Group intends to selectively expand upon its current social gaming offerings and pursue other interactive entertainment opportunities, such as the Oddschecker business. The Stars Group and SBG’s free-to-play and freemium products have significant player bases, which promote customer engagement and can be cross-sold into real-money products where available.

•	Expanding its Geographical Reach and Promoting Regulation of Online Gaming
•

The Acquisitions provided The Stars Group with an increased presence in regulated markets, particularly within the United Kingdom and Australia, the world’s largest and second largest regulated online gaming market, respectively. For the year ended December 31, 2018, on a proforma basis assuming that The Stars Group owned SBG and BetEasy since January 1, 2018 (but excluding William Hill Australia before it was acquired in April 2018), The Stars Group’s consolidated revenue exposure by geography saw increased diversification, comprising 38% UK, 34% other European Union countries, 11% Australia, 9% other Europe, 7% Americas and 2% rest of the world. Additionally, for the year ended December 31, 2018, on the same proforma basis, 74% of The Stars Group’s revenues originated from regulated or locally taxed jurisdictions.

•

The Stars Group currently intends to expand its geographical reach by offering its products and services in certain additional jurisdictions, including through the promotion of the regulation of online gaming in new and emerging markets and potential partnerships or arrangements with existing operators or other third parties, including in the United States and certain countries within Asia, Latin America and Eastern Europe. The Stars Group currently expects that these and other jurisdictions may become significant growth opportunities.

•

The Stars Group intends to focus on becoming a market leader in the emerging U.S. online gaming market. Currently, a subsidiary of The Stars Group is authorized to conduct online gaming (poker, casino and betting) in New Jersey using the PokerStars, BetStars and Full Tilt brands. The Stars Group also received a conditional license in Pennsylvania and upon operational approval will be authorized to conduct online gaming (poker, casino and betting) in Pennsylvania. The Stars Group intends to seek approval to offer its online gaming product offerings in certain other U.S. states if and when they regulate and establish an applicable licensing regime. The Stars Group expects the U.S. market to present a significant growth opportunity for it, with the recent U.S. Supreme Court decision striking down a federal law prohibiting states from authorizing betting serving as a primary catalyst for states to consider new gaming regulations. Combining SBG’s and BetEasy’s best-in-class betting products and The Stars Group’s significant player base and recognized brands, The Stars Group is uniquely positioned to capture the growth of this emerging market. See “Risk Factors and Uncertainties—Risks Related to Regulation—The Stars Group may not be able to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, including due to laws and regulations governing this industry.”

•

The Stars Group’s current strategy in Asia, including India, Latin and South America and Eastern Europe primarily seeks to promote brand awareness and market development through various gaming, non-gaming and land-based efforts, including, as applicable, establishing relationships with existing operators, including potential business-to-business (“B2B”) arrangements, sponsoring local and international brand ambassadors, live events, PokerStars LIVE branded poker rooms, and promoting The Stars Group’s play-money offerings. The Stars Group also promotes shared liquidity for online poker in and across jurisdictions where it believes there would be a benefit not only to its business, but also to its customers, those jurisdictions and the overall online gaming industry. For example, in January 2018, The Stars Group became the first online operator approved to offer a shared player pool between the locally licensed markets of France and Spain, which it then expanded to Portugal in May 2018, and intends to seek approval to expand to Italy if and when permitted.

•

The Stars Group’s overall strategy to expand its geographical reach includes building relationships with governments and private operators, and working with regulators and government officials to implement regulations beneficial to its customers, the citizens of the regulating jurisdiction and the industry as a whole.

•	Continuing to Elevate and Improve the Customer Experience
•

The Stars Group seeks to become the world’s favorite online gaming destination through, among other things, creating winning moments for its customers. It plans to do so through its comprehensive and innovative product offerings and its focus on creating the best customer experience in the industry by concentrating on customer enjoyment, engagement and service as well as its dedication to responsible gaming, security, game integrity and transparency. The Stars Group launched its cross vertical loyalty program Stars Rewards in July 2017, which it believes is the first of its kind in the industry. The highly customizable program is continuously monitored and improved to enhance engagement among existing customers. The Stars Group, SBG and BetEasy customer databases give The Stars Group unique access to customer data and insight to enhance and improve its product range, content and user experience to further enhance its competitive position. Furthermore, The Stars Group intends to continue to grow SBG’s strong brand and marketing assets, leveraging the brand heritage of Sky (as defined below) and expanding its own betting and gaming brands.

•

The Stars Group also plans to expand upon SBG’s strong record of mobile technology development, as well as further developing SBG’s in-house big data platform to give it better insight into customer data and behavior. SBG was an early adopter of big data, which helped it maintain customer loyalty by delivering personalized offers and incentives to customers who value them. The Stars Group believes that ongoing investments in big data will further increase the efficiency of free bet and marketing spend and further believes its dedication to technology is a key differentiating factor that will continue to help it grow in the online gaming industry. SBG has also launched a proprietary, cloud-hosted trading engine, which enables it to create new, unique betting opportunities, including the roll-out of RequestABet at speed and scale. The proprietary trading engine significantly increases the level of automation with respect to managing risk and liabilities across sporting and non-sporting events (primarily by continually adjusting the odds offered in response to wagering activity and information received), which is traditionally completed by in-house personnel called “traders”, and allows SBG to integrate suppliers and develop improved trading tools for alerting and monitoring, all of which permits traders to manage a larger catalogue of events and markets, providing a broad range of betting opportunities to SBG’s customers.

•	Pursuing Operational Efficiencies
•

The Stars Group previously launched an operational excellence program to review its expense structure and identify areas for improvement that it believes will enhance shareholder value. So far, this program has resulted in rationalizing The Stars Group’s operations, including consolidating and moving certain office locations. The Stars Group expects to continue to focus on further optimizing its operations to potentially achieve a higher level of efficiency, effectiveness and quality throughout the organization, including capital investments to further automate and improve the effectiveness of certain business processes. The Stars Group also continuously assesses and monitors the overall impact of these initiatives on its operations and performance.

•

The Stars Group also believes that the Acquisitions improve its product offerings and technology as a result of the addition of SBG’s leading casino and betting offerings and BetEasy’s leading betting offerings. It currently expects cost synergies resulting from the SBG Acquisition, which will include the rationalization of overlapping roles and responsibilities, non-headcount general and administrative savings, marketing spend optimization in the UK, Italy and Germany, and optimization of The Stars Group’s betting costs (e.g., mitigating duplicative data feeds).

Marketing and Customer Acquisition Strategy

The Stars Group markets its brands and product offerings through various platforms and channels, including, various media outlets, free-to-play games, sponsored live poker tours and branded poker rooms (which also generate nominal revenue), and endorsement and sponsorship agreements. Below is a general description of such platforms and channels. Although The Stars Group’s primary focus has been on online poker, it has begun increasing its focus and attention on marketing its online casino and betting offerings, a process that has been accelerated by the Acquisitions, which have a history of marketing online betting and casino offerings and have already developed them as separate acquisition channels. The Stars Group intends to continue maintaining and strengthening its brands and customer appeal in order to help it maintain or establish leading positions in the jurisdictions where its product offerings are available.

Together with product development, marketing is a key investment to drive growth in the business. The Stars Group has a return-on-investment based approach to marketing costs, investing in brand awareness and customer acquisition and retention. The Stars Group believes that strong branding and marketing is necessary to maintain and continue growing its business. The Stars Group strives to be consistent in its marketing, ensuring that its brand messages reinforce its values of quality, speed, ease of use, innovation and fun.

Media and Cross-Selling

The Stars Group has a multimedia and cross-selling approach that focuses on acquiring and retaining customers both online and offline for its brands and product offerings, and capitalizing on network effects and cross-selling among its online poker, gaming and betting offerings to both existing and new customers. This multimedia approach includes, among other things, television programming and advertisement campaigns, affiliate partnerships, sponsorships, digital advertisements and online campaigns, paid search engine optimization, including live-streaming, and other productions, content and incentives, including those in partnership with Sky Sports. The Stars Group employs programmatic marketing techniques to target appropriate messages, offers and promotions to individuals based on their browsing and player history.

In particular, with respect to SBG, management believes that SBG’s model and its symbiotic relationship with Sky, including Sky Sports, helps it acquire and retain customers, driven primarily by integrated marketing campaigns, targeted cross-selling and a single customer login across SBG product offerings. SBG’s model leverages its shared values and heritage with Sky and highlights the entertainment, trust and quality values inherent in the Sky name. Management believes that, through a combination of the Sky digital assets and SBG’s other digital assets, SBG interacts with the majority of active UK online gamblers, giving SBG significant insight into customer behavior and preferences. See “—SBG’s Relationship with Sky”.

The Stars Group broadcasts various televised poker programs and advertisement campaigns that run throughout the year at different intervals. Live poker tournaments are also filmed at various PokerStars sponsored events, including The Stars Group’s PokerStars sponsored tours, and broadcast as television shows in several countries. These sponsored live events are also broadcast online on various sites, including YouTube, Facebook, Twitch and PokerStars.tv. Other forms of television programs that The Stars Group broadcasts include reality shows and poker-based dramas, which are developed and produced together with various production companies.

The Stars Group has various sponsorship arrangements that it believes helps expose its brands to potential customers. For instance, in December 2018, The Stars Group and the National Basketball Association (the “NBA”) announced a multiyear partnership that made The Stars Group an authorized gaming operator of the NBA in the United States. In addition to enterprise-wide sponsorships, The Stars Group’s subsidiaries and brands also enter into sponsorship arrangements. For example, in November 2017, SBG and the English Football League signed a new five-year headline sponsorship deal, extending the current sponsorship through to the end of the 2023/2024 season and taking the total sponsorship up to 11 years, making SBG an integral part of English football. It gives the Sky Bet brand continuous visibility within the target audience. In addition to football, Sky Bet sponsors a wide range of British horse races, including the flagship multi-year sponsorship of the York Ebor (the second most valuable meeting for prize money of the season). Additionally, Sky Vegas is the sponsor for the award-winning UK TV show, Celebrity Juice. The sponsorship is fully integrated, including a range of bespoke games designed around the show and its host.

The Stars Group also engages third-party search engine and online traffic optimization companies to increase The Stars Group’s online presence and traffic to its websites. In addition, The Stars Group employs various digital campaigns through banner advertisements, social media campaigns, and paid-for placements in search engines. These campaigns are directed at both existing and new customers across all The Stars Group’s platforms.

Free-to-Play Games

As part of its relationship with Sky, SBG is the exclusive digital betting partner for Sky Sports and all of its media assets. One way SBG acquires and retains customers is through customer interactions with Sky and its subsidiaries and affiliates, such as through Sky Sports. For example, SBG operates and promotes a number of free-to-play games either independently or in partnership with Sky or others. Each of these games have SBG odds, content and offers integrated within them.  These free-to-play games include Soccer Saturday Super 6, Sky Sports Fantasy Six-A-Side, Sky Sports Fantasy Football and ITV Pick 7, each of which is a free-to-play sports prediction game where customers have the chance to win real-money prizes, as well as others such as the “Prize Machine”, which is a free-to-play daily prize draw that gives customers the opportunity to win free spins on slots, free bets with Sky Bet or cash.

Poker Tours and Events

In addition to providing online and mobile gaming product offerings, The Stars Group, through Stars Interactive Group, also sponsors some of the world’s largest live poker tours and produces televised or streamed coverage of such poker events.

PokerStars’ primary sponsored global live tours in 2018 included PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Brazilian Series of Poker, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK, and PokerStars may continue some or all of these live tours in 2019 or beyond. As the sponsor, PokerStars promotes the brand through each tour’s widespread television or other multimedia distribution. The live poker tours consist of a number of events operated by local casinos and are largely marketed through various media sources and news coverage. In 2018 alone, PokerStars sponsored tours included more than 800 tournaments, with more than 200,000 player entries, representing over 130 different countries and awarding more than $330 million in prize money, increasing the total prize money awarded at PokerStars sponsored live events since inception to more than $2.0 billion. In 2019, The Stars Group expects the sponsored tours and events to visit various cities and countries, including Barcelona, Madrid, Dublin, London, Macau, Manila, Monte-Carlo, Nassau and Sochi.

Founded in 2004, the European Poker Tour is known in the industry as Europe’s most popular poker tour, with some of its tournament series being widely televised and streamed across Europe. The Asia Pacific Poker Tour, which hosts events at luxury casinos throughout Asia, started in 2007 and The Stars Group believes it helped expand the popularity of poker in Asia, including by bringing the first major government-sanctioned real-money “Texas Hold-’em” poker tournaments to certain Asian countries, including South Korea. Founded in May 2008, the Latin America Poker Tour brought world-class poker tournaments to locations in Latin America such as Chile, Panama, Brazil, Peru and Uruguay. Founded in 2006, the PokerStars-sponsored Brazilian Series of Poker is one of the world’s largest live poker tournament series, with events held in some of Brazil’s and Latin America’s major cities and most popular tourist destinations, including Puerto Iguazu, Argentina in 2019. The PokerStars Caribbean Adventure, which was founded in 2004, has historically been held at the Atlantis Resort & Casino on Atlantis Paradise Island in the Bahamas, and it is considered in the industry as one of the most popular poker events in the world.

In 2017, The Stars Group introduced PokerStars MEGASTACK, which provides players with a more professional experience at entry-level tournaments with low buy ins held at live venues around Europe and the United States. In addition, in December 2017, The Stars Group launched the PokerStars Players No Limit Hold’em Championship, a $25,000 buy-in poker tournament that was held in the Bahamas in January 2019 as part of the PokerStars Caribbean Adventure and included $8 million in free tournament packages that The Stars Group awarded to players throughout 2018 and an additional $1 million added by The Stars Group to the tournament winner. In January 2019, the PokerStars Players No Limit Hold’em Championship became the largest $25,000 buy-in poker tournament in history.

Branded Poker Rooms

The Stars Group also has marketing arrangements for branded live poker rooms under the PokerStars LIVE name at popular casinos in major cities around the world, including at the Hippodrome Casino in London and the Okada Manila in Manila. From time to time, The Stars Group may enter into marketing arrangements for branded poker rooms at premier leisure and entertainment destinations around the world, particularly those that it believes have thriving gaming communities. These PokerStars LIVE branded rooms are operated by the local casino and adhere to the same global design concept but are tailored to the specific location, which is intended to provide a strong brand presence through common elements across each location.

Endorsement Agreements, Partnerships and Affiliates

The Stars Group endorses several ambassadors to promote its product offerings, both at global and regional levels. These ambassadors include some of the most prominent professional poker players in the industry, sports stars and professional athletes, global celebrities, and friends of the brand who have a personal connection to or interest in poker, gaming, betting or The Stars Group’s brands in general. Each category is generally engaged to generate new customer participation and vertical growth as well as to enhance the customer experience and customer retention.

The Stars Group also has numerous partnerships and affiliates that it relies on to promote its product offerings. These include Sky, Sporting Life and Oddschecker. Sky is one of Europe’s leading entertainment brands and SBG has an arms-length commercial relationship with it, which allows SBG to utilize the Sky brand and integrate with Sky’s commercial and advertising platforms pursuant to several contractual agreements. Sporting Life is a leading source of online content for sporting news, results, cards and fixtures. Its users gain access to premium content such as UK and Irish racing replays for free. Users can place bets with SBG directly within the Sporting Life site and app. Oddschecker is the UK’s leading source for odds comparison, previews and sporting information. Users can bet directly with SBG and other bookmakers through the Oddschecker site and app.

Competition

The industries in which The Stars Group currently operates are highly competitive, constantly evolving and subject to regulatory and rapid technological change. The Stars Group faces significant competition in all aspects of its business and competes for customers with other online (including mobile) and land-based gaming and interactive entertainment developers and operators based on many factors, including the quality of the customer experience, brand awareness, reputation, security, integrity and access to other distribution channels. Although The Stars Group believes that it competes favorably, its competitors could develop more compelling product offerings, services or content, which could adversely affect The Stars Group’s ability to attract and retain customers. As The Stars Group introduces new product offerings, its existing products evolve, or other companies introduce new product offerings or merge with competitors into larger entities, The Stars Group may become subject to additional and/or more intense competition. The Stars Group’s competitors, whether known or unknown, may also take advantage of large user and customer bases, networks through social networks, and third-party relationships to grow rapidly. See also “Risk Factors and Uncertainties—Risks Related to the Business”.

Many competitors specialize in offering online gaming and interactive entertainment products, including developers for online, mobile and social networks, operators of regulated and unregulated online real-money gaming, live poker tournaments, developers for consoles and other platforms, and other forms of media, content and entertainment. For example, although The Stars Group has and continues to be a significant market leader in online poker, it has only recently, including through the Acquisitions as well as organic growth, become a more substantial market leader in online casino and betting, where competition is significant and formidable. The Stars Group’s competitors range from small, localized companies to large multinational corporations. These competitors include, among others, bet365, William Hill, GVC (including bwin.party and Ladbrokes Coral Group), Paddy Power Betfair (including FanDuel), 888 Holdings, Kindred Group, Betsson, Winamax, Jackpotjoy, Cherry, Mr. Green, LeoVegas, DraftKings and certain government operators and smaller operators in specific regions. There is also increasing competition with social and video gaming companies, such as Zynga, Playtika, the social gaming divisions of Sony, IGT, Scientific Games, Tencent, Penn National Gaming, PlayAGS, Aristocrat, Activision Blizzard (including King), and Riot Games, as well as interactive content and media companies, such as Netflix, which provide monetized interactive entertainment offerings that compete with real-money online gaming companies for time and wallet share of consumers.

The Stars Group’s ability to compete effectively with its competitors is based on a number of factors, including its ability to (i) maintain its strong reputation among its customers and global brand awareness, (ii) maintain appropriate liquidity in online poker, and continue to grow its large customer base and customer engagement across existing and new lines of operation, (iii) provide comprehensive and varied gaming and entertainment offerings at competitive prices, (iv) provide a superior customer experience, including through appropriate responsible gaming policies and related customer support tools, promotions, incentives, features, customer protections, and best-in-class software development and back-office infrastructure, customer service, payment processing, security and integrity, as applicable, (v) develop product offerings designed for distribution across multiple channels and to new, large audiences with superior functionality and efficient implementation, including through the use of innovative architecture and technologies that The Stars Group believes will result in a higher degree of customer acceptance and player preference, (vi) successfully promote the regulation of online gaming, and maintain its existing and obtain new licenses or approvals to operate and offer online gaming in existing and new jurisdictions, as applicable, and (vii) maintain a strong culture of environmental, social and corporate responsibility.

SBG’s Relationship with Sky

Management believes that SBG benefits from its association with Sky, one of Europe’s best known entertainment brands, with a shared heritage of innovation, quality and customer focus. Sky is Europe’s leading media and entertainment brand, with more than £6 billion in annual content acquisition and development. According to WPP plc, Sky is the sixth most valuable UK brand and, according to Forbes, Sky Sports is the fourth most valuable global sports brand. In addition to high brand recognition, Sky has a large customer base in many European markets, with 13.0 million retail subscribers in fiscal year ended June 30, 2018 in the UK and Ireland, 4.8 million in Italy and 5.2 million in Germany. Sky also has a presence in Austria, Spain and Switzerland.

The Stars Group considers SBG’s symbiotic relationship with Sky Sports a key strength, and SBG has developed a strong, collaborative relationship with Sky that The Stars Group believes will continue to drive its value. In addition to commercial agreements, benefits of SBG’s relationship with Sky include customer recognition of the Sky brand, integrated marketing campaigns and cross promotion across Sky Sports channels and platforms, as well as the free-to-play games operated by SBG and jointly promoted by SBG and Sky, which provides multiple customer touchpoints and lowers the cost of customer acquisition. SBG leverages Sky’s entertainment heritage to appeal to a large mass-market customer base. SBG operates using the Sky brand in jurisdictions such as the UK, Ireland, Italy (as a part of The Stars Group platform) and Germany, with the opportunity to extend to other jurisdictions.

The commercial arrangements with Sky and one or more subsidiaries of The Stars Group include a long-term commercial relationship providing digital exclusivity to SBG on the UK Sky Sports platforms and an advertising services agreement. Sky also agreed not to use the Sky brand or any of the licensed intellectual property in respect of betting or gaming, or to allow anyone else to, anywhere in the world. The primary commercial agreements between Sky and one or more subsidiaries of The Stars Group are outlined below.

Brand License Agreement

A subsidiary of The Stars Group is a licensee under a brand license agreement with the Sky group (the “Brand License”). The Brand License grants one or more subsidiaries of The Stars Group exclusive brand IP rights in relation to betting and gaming products and non-exclusive rights in connection with certain other entertainment activities such as free-to-play games. The Stars Group has secured certain limited rights to utilize the SBG brands in conjunction with the brands of The Stars Group in the approved territories where the use of the Sky brand is permitted. The license is currently limited to the UK, Ireland, Italy, Germany, Channel Islands and Isle of Man, however, there is a contractual process to extend the license to new jurisdictions with Sky’s consent.

The Brand License has an initial term of 25 years from March 19, 2015 and may be extended for any additional period if agreed between the parties. Each of The Stars Group and Sky possesses termination rights in respect of certain triggering events, such as material breach by the other party, which are generally subject to applicable remedy periods and escalation procedures. On expiry of the initial term, each party must use reasonable endeavors to agree to an extended term. Post-termination or on expiry, Sky is not entitled to use the brand or grant any third party the right to use the brand for betting or gaming for five years from expiry and three years from the date of termination if Sky terminates. There is no such restriction on Sky if The Stars Group terminates the agreement.

Commercial Relationship Agreement

SBG is party to a commercial relationship agreement with Sky (the “Commercial Relationship Agreement” or “CRA”), pursuant to which Sky appointed SBG as its exclusive partner for betting and gaming activities on the Sky Sports platforms in, among other jurisdictions, the UK and Ireland, and both parties have agreed to continue to undertake certain marketing and cross-promotional activities on such platforms. Under the CRA, the parties have agreed to cooperate in good faith to maximize the value of their commercial relationships, including, but not limited to, their broadcasting relationship, free-to-play games, platforms relationship, further future developments, joint initiatives and personality promotions.

The CRA includes an initial five year exclusivity period commencing on and from the date on which The Stars Group acquired SBG (with SBG’s option to renew for an additional five year period) where Sky exclusively supplies to SBG in the relevant territories exposure across its platforms, including digital integration and inventory, promotional opportunities, screen space, access to personalities, personnel, assets and services and rights in relation to betting and gaming activities. The CRA will continue in force until the expiry or termination of the Brand License for each relevant territory.

Advertising Agreement

SBG is party to an advertising services agreement with Sky (the “Advertising Agreement”). The Advertising Agreement relates to the purchasing of advertising across all Sky platforms, consistent with the rights granted under the CRA. Under the Advertising Agreement, SBG commits to spending advertising revenue with Sky in return for certain discounts for fixed periods of time. If SBG fails to meet the minimum spend requirement, SBG forgoes any rights to the discount for the remainder of the contractual term.

Under the Advertising Agreement, SBG has the exclusive right to advertise for betting and gaming on Sky Sports digital platforms until the expiration of the exclusivity period under the CRA, provided SBG’s minimum qualifying spend is achieved. SBG has non-exclusive rights on other digital Sky platforms (i.e., non-sports). SBG also benefits from annual digital advertising discounts in consideration for meeting the minimum annual spend commitments. This discount agreement relating to digital advertising expires on the earlier of 25 years from March 19, 2015 and the date when the CRA terminates or expires. Sky may terminate the Advertising Agreement for material breach by SBG, subject to a remedy period and certain escalation procedures.

The Advertising Agreement also covers airtime advertising which may be procured by SBG on a non-exclusive basis. Similar to digital advertising, SBG also benefits from an annual airtime discount in consideration for meeting the minimum annual spend commitments. This discount agreement relating to airtime advertising expires June 30, 2022.

The Stars Group has also secured rights to utilize the benefits of the Advertising Agreement in relation to the promotion of the brands of The Stars Group in the UK and the Republic of Ireland in certain circumstances in substitution for the brands of SBG, subject to Sky’s prior approval.

Technology Infrastructure, Supply Chain Management and Research and Development

The Stars Group believes its continued focus on and investment in its technology is important to its future, supporting its plans to grow its active customer base and increase the monetization of customers through investment in new products, content and personalization. It believes that its investment to date has yielded a scalable infrastructure with a robust, high-performing platform that gives it the ability to replicate its offerings across multiple jurisdictions. The Stars Group’s product development philosophy is focused on the customer with continuous innovation in creating and improving its product offerings.

Investment in, and development of, proprietary technology is a key focus for The Stars Group. While The Stars Group and certain of its subsidiaries, in particular SBG, leverage third-party technology where appropriate, The Stars Group continuously develops its proprietary platforms and key elements of its technology, as well as certain games and content using in-house resources. The Stars Group has invested significantly in its technology to support what it believes to be excellence in key areas such as platform infrastructure, product, content, security and integrity.

The Stars Group’s proprietary player account management system currently forms the core of its technology plan. This flexible, scalable and robust management system enables The Stars Group to optimize the player experience by using real-time data to enhance the personalization, incentives and rewards that each customer enjoys.

The Stars Group is currently increasing its investment in proprietary content. During 2018, The Stars Group launched a total of 350 new in-house casino games, with game design and content tailored towards its customer base. The Stars Group expects this increased investment to lead to additional content launches during 2019. In July 2018, as part of the SBG Acquisition, The Stars Group acquired Core Gaming, an England-based content development house that is a leading developer of HTML5 gaming offerings. HTML5 programming helps ensure games are compatible across all devices (including mobile, web and desktop), creating a more consistent and secure user experience. Core Gaming is expected to enable The Stars Group to accelerate the development of bespoke and exclusive games that are tailored towards its customer base. Core Gaming also licenses some of its content on a B2B basis to third-party operators. The Stars Group believes that differentiated gaming content is important to its success in the online gaming industry, offering unique, proprietary games alongside the most popular games from third parties. As commercially feasible and appropriate, The Stars Group seeks to negotiate competitive pricing with its third-party providers and generally believes that the availability of software, components and other supplies that it uses are adequate and can be sourced from more than one provider or supplier.

The Stars Group believes that investment in differentiated products helps attract and retain customers. Innovative betting products such as RequestABet allow The Stars Group or its subsidiaries to differentiate their product offerings within the market. The Stars Group primarily develops and produces its product offerings internally through, among other resources, internal engineering teams, software architects, network operations teams and production operations staff. The Stars Group’s development and production includes software development and quality assurance, software hosting within its data centers and transit points of presence, development of network infrastructure and operations monitoring and maintenance of its product offerings. The Stars Group also engages third parties to assist in development and production on an as-needed basis. For instance, SBG currently contracts with several development and production providers, including betting and gaming platform providers, for certain of its front- and back-end technology that is currently used in its product offerings.

SBG uses a flexible approach to technology. While SBG believes that it uses appropriate technology and components for each of its products and services, a common theme of using open-source technology and modular development runs across its products and underlying platform choices. Where regulation allows, SBG uses cloud technology across elements of its technology stack. Its most prominent use of cloud technology is in its free-to-play games, such as Soccer Saturday Super 6 and Sky Sports Fantasy Six-A-Side, with other products being migrated to the cloud as a key principle of the technology strategy. Going forward, The Stars Group plans to integrate certain aspects of its current technology with SBG’s, which it expects will allow SBG to take more control of customers’ accounts and wallets, adding functionality around the SBG’s existing player platform.

Investment in mobile technology is important for SBG, which was an early adopter of mobile technologies, with the majority of its revenues being generated from mobile devices. For most of SBG’s products, a single technology stack is shared across mobile and desktop, meaning new products and features can be rolled out across both channels simultaneously. In 2015, SBG switched from Adobe Flash to HTML5 to ensure compatibility of games across all devices, creating a more consistent and secure user experience.

The Stars Group is currently developing a proprietary global betting and trading platform to capture certain elements, features and capabilities of Sky Bet, BetStars and BetEasy technology. The Stars Group believes that this will permit it to develop new products quicker and deploy them globally but in a localized format. In addition to accelerating new product innovation and delivery, The Stars

Group expects its global betting and trading platform to deliver cost efficiencies through global risk management and pricing, and streamlined product development.

In addition to supporting a superior customer proposition, investments in technology are also vital for game integrity and responsibility. The Stars Group’s proprietary player account management system helps ensure a positive experience for its customers, not only from an entertainment perspective, but most importantly with respect to security, integrity and responsibility. The Stars Group believes that investments in technology support game integrity. To support The Stars Group’s strong reputation for security and integrity, it employs what it believes to be industry leading practices and systems. These include machine learning based real-time data analytics, led by an internal information security group with respect to various aspects of its technology infrastructure. Through several of its internal teams, including its security, customer operations, game integrity, fraud teams and data protection, The Stars Group monitors application level security, information and payment security, game integrity, customer fraud, information and data protection. This includes implementing policies and controls over the use of abusive technological tools and software, assessing pricing and incentives, and introducing improvements to product ecosystems. In particular, The Stars Group has implemented and continues to implement, policies and controls to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others. The Stars Group is also increasingly using data science to improve the player experience and player protection. For instance, in 2017, SBG rolled out the first stages of its in-house, real-time promotions platform, which provides a real-time view of customer interactions, enabling the creation of innovative personalized products and promotions based on game play and customer success. For example, a customer with an unusually unlucky run on roulette might receive an instant real-time bonus, delivered within seconds inside the game itself, but the same technology is also used to suppress marketing to a similar customer who is showing signs of potential problem gambling or harm. The segmentation, decision-making and fulfilment mechanics all occur within the window of a game spin. A customer deemed to be at risk will instead receive safer gaming messages and prompts to use the self-help tools such as deposit limits and self-exclusion.

In addition to its internal resources and personnel such as its information security group, The Stars Group also uses third parties to provide cyber security, including anti-virus software, network monitoring software, firewalls, penetration testing and similar protection. These security and integrity systems routinely review and evaluate attempted breaches of The Stars Group’s infrastructure.

The Stars Group also has integrity systems comprised primarily of in-house resources, which routinely review and evaluate customer backgrounds, game play, financial and transactional activity and related risks through a variation of management systems, including “know your customer” and related background screening (which collects age and identity information, as well as monitoring against certain prohibited persons and other watch lists), location screening through geolocation and other software, deposit screening, abnormal game play and funds movement detection, withdrawals screening, collusion detection, bots and artificial intelligence detection (which detects artificial intelligence-driven game play) and prevention (including through changing aspects of or enhancing current product offerings or innovating new variants), multiple account alerts, account restriction and ban detection and a safe mode system (which is based on a customer’s risk profile and limits access to high risk deposit methods). These systems also include controls that, among other things, (i) restrict the use of third-party software components, also known as third-party tools (such as “heads-up displays” and “seating scripts”), for the purpose of collecting additional gameplay information or selecting specific opponents and (ii) prohibit data-mining of certain products (or the practice of accumulating a large set of information, such as poker hand histories, through the use of software as opposed to actual gameplay) for the purpose of analyzing and exploiting another customer’s activity, playing styles and tendencies. The Stars Group’s technology infrastructure and software is also subject to rigorous management and certification process testing and meets applicable compliance and regulatory requirements in numerous jurisdictions. See also “Risk Factors and Uncertainties—Risks Related to the Business”.

The Stars Group’s R&D strategy seeks to provide broad market applications for product offerings derived from its technology base. The Stars Group’s R&D efforts are focused primarily on: (i) developing and delivering its pipeline of new product offerings; (ii) revitalizing its existing product offerings through continued innovation; (iii) developing core technology and platforms for existing and future verticals; (iv) evolving the functionality, security and performance of its offerings and platforms; (v) continuously developing and extending the number of supported client platforms; (vi) developing infrastructure systems to provide the underlying support for its offerings, systems and platforms; (vii) providing a platform and tools for operations and marketing; and (viii) improving development and testing technologies. The Stars Group also engages from time to time in longer term fundamental research and may do so in the future either directly or through the funding of third-party projects. The Stars Group currently dedicates nearly all of its R&D investments to its online gaming business.

Markets and Customers

The gaming industry in general operates in a large, dynamic and growing global market with a variety of segments, including online (including mobile) and land-based poker, betting, casinos, bingo rooms and other gaming mediums. According to gaming industry consultants, H2 Gambling Capital (“H2GC”), from 2003 to 2018, the combined global (including markets where The Stars Group does not currently operate real-money online gaming) interactive gaming verticals, including online real-money poker, casino, sports betting, horseracing, bingo and skill-based and other games, have grown from approximately $7.6 billion to $46.2 billion in gross gaming revenues (“GGR”), defined as wagers or rakes plus bonuses, promotions, overlays and loyalty rewards, less prizes or winnings. Of this total, H2GC estimates that in 2018 alone, betting, i.e., racing and sports betting, comprised 55%, gaming (including bingo, skill and other gaming but excluding poker) comprised 39% and poker comprised 6%. H2GC estimates that the combined global interactive gaming GGR will grow to approximately $55.0 billion in 2021 (data as at February 7, 2019). This reflects a compounded annual growth rate (“CAGR”) of 6.7% from 2017 to 2021.

Online gaming operators take advantage of scale and technology to provide gaming to large networks of customers. Originating in the mid 1990’s, online gaming has grown steadily over time with improvements to technology, security and public sentiment coinciding with growth in national and local regulation of online gaming.

Set forth below is a general overview of the current market for The Stars Group’s core lines of operation, i.e., real-money online poker, casino and betting.

Online poker saw a rapid rise in popularity beginning in 2003 when Tennessee accountant Chris Moneymaker won $2.5 million at the World Series of Poker’s main event, after winning his entry in a low buy-in online satellite tournament on PokerStars. This rise in popularity saw global online poker grow significantly, notably in Europe and North America, until 2010. In 2011, two of the industry’s largest brands, PokerStars and Full Tilt, exited the U.S. market, where they held a significant majority of the online poker market share, impacting global poker player liquidity. The Stars Group’s primary markets for its real-money online poker offerings include the European Union, certain other jurisdictions in the rest of Europe and the Americas (excluding the United States). Various industry data sources currently estimate that the United States still represents a potential growth opportunity for real-money online poker between 2019 and 2022, subject to more U.S. states regulating online poker, or online gaming or betting more broadly. Currently, only New Jersey, Nevada, Delaware and Pennsylvania have, or recently passed legislation regulating online poker or online gaming. However, in recent years multiple states have considered or are currently considering proposed legislation to regulate online poker or online gaming, including Illinois, Michigan, New York, Massachusetts and California. While The Stars Group currently believes more states will regulate online poker or online gaming in the future, there can be no assurance when this will happen, if at all.

Online gaming (excluding poker) has also seen rapid growth over the past decade, with GGR from the global market growing from $2.1 billion in 2003 to $17.9 billion in 2018 according to H2GC (such estimates include markets where The Stars Group does not currently operate real-money online casino). As online casino operators continue to expand content and increase product offerings, and more markets regulate online casino, H2GC forecasts GGR to grow to $21.2 billion in 2021, or at a CAGR of 6.5% from 2017 to 2021. According to H2GC, the majority of this growth is currently expected to come from Europe. The primary market for The Stars Group’s combined online casino offerings is Europe, which comprised approximately 59% of the global online casino market in 2018 according to H2GC.

According to H2GC, online betting, comprising racing and sports betting, makes up the largest segment of the online gaming market at approximately $25.6 billion in GGR in 2018. As with online poker and online casino, according to H2GC, online sports betting saw significant growth of $20.6 billion from 2003 through 2018 as technology improved, e-commerce became more mainstream and national and local regulation of online betting grew (such estimates include markets where The Stars Group does not currently operate real-money online betting). H2GC estimates online betting will continue to grow, with GGR reaching $31.0 billion in 2021, or at a CAGR of 7.4% from 2017 to 2021. The primary markets for The Stars Group’s online betting offerings are currently in Europe and Australia, which together comprised approximately 51% of the global online betting market in 2018 according to H2GC. See below under “—Regulatory Environment—Regulation of The Stars Group’s Business—Local Licenses and Approvals” regarding the potential future of betting in the United States.

For detailed information regarding the regulatory environment in which The Stars Group currently operates, The Stars Group’s current gaming licenses, and The Stars Group’s current regulatory strategy, see “—Regulatory Environment” below.

Seasonality and Other Factors Impacting the Business

The Stars Group’s business can fluctuate due to seasonal trends, sporting fixtures and results and other factors. The Stars Group believes that the climate and weather in geographies where its customers reside tend to impact, among other things, revenues from operations, key metrics and customer activity, and as such, historically those have been generally higher in the first and fourth quarters than in the second and third quarters. The betting operations (and thus the financial performance) of The Stars Group are also subject to the seasonal variations dictated by various sports calendars. A significant portion of The Stars Group’s betting revenue is and will continue to be generated from bets placed on soccer, which has an off-season in the summer that can cause a corresponding temporary decrease in its betting revenues. The Stars Group’s revenues may also be affected by the scheduling of major sporting events that do not occur annually, such as the FIFA World Cup (the “World Cup”) and the UEFA European Championships. In addition, certain individuals or teams advancing or failing to advance and their scores and other results within specific tournaments, games or events may impact The Stars Group’s financial performance. Also, the cancellation of sporting events (most commonly seen in horse racing due to adverse weather conditions) could negatively impact amounts wagered and revenues.

With respect to online betting, revenues generally fluctuate in line with wagering levels and associated win margins (or the total customer wagers less customer winnings as a proportion of the total amount wagered). However, the impact on revenues may be mitigated by the impact of win margins on amounts wagered, which can fluctuate inversely with such margins. As a result, prolonged periods of high win margins can negatively impact customer experience, enjoyment and engagement levels, thus resulting in lower customer betting and/or gaming activity levels. Conversely, while periods of low win margins tend to negatively impact revenues, this may be partially mitigated by increased customer wagering volume (generally referred to as recycling of winnings) due to the positive impact of customer-favorable results on customer experience, enjoyment and engagement. Further, changes to The Stars Group’s use of various offsets to revenues including free bets, bonuses and promotions, and/or loyalty program rewards impact reported revenue, which could also cause fluctuations. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted The Stars Group’s historical results will repeat in future periods as it cannot influence or forecast many of these factors.  For other factors that may cause its results to fluctuate, including market risks, such as foreign exchange risks, see “Risk Factors and Uncertainties—Risks Related to the Business”.

Intellectual Property

The development and protection of intellectual property is a core part of The Stars Group’s business strategy and a key element to its success. The Stars Group believes that its intellectual property rights currently provide broad and comprehensive coverage for its product offerings. The Stars Group’s policy and practice is to protect its intellectual property rights in its core business areas through a combination of patents, copyrights, trademarks and trade secret laws, and generally through contractual provisions with third parties who have access to or are otherwise involved in the creation, development or use of its intellectual property. The Stars Group actively seeks to protect and enforce its intellectual property rights to prevent unauthorized use by third parties, including through applications for injunctive relief and pursuing further litigation, as necessary.

In addition, The Stars Group seeks to preserve the integrity and confidentiality of its data, trade secrets and know-how by maintaining the physical security of its facilities and the electronic security of its information technology systems. While The Stars Group has confidence in its systems in place, The Stars Group’s security measures may be breached, and legal recourse may not provide adequate remedies for any such breach.

The Stars Group’s active intellectual property portfolio currently contains, among other rights, approximately 77 granted patents, 35 patent applications, 1122 registered trademarks, 574 trademark applications, 6 industrial designs, 11 copyright registrations and 1 copyright applications. In addition, it currently owns approximately 7,500 domain names, as well as unregistered intellectual property, which includes copyright works, such as source codes, software codes, logos, audio-visual elements, graphics, original music, story lines, interfaces, advertisements, films and videos, copyrights and databases (including customer lists), unregistered trademark rights, confidential information and trade secrets. Issued and registered rights (and applications for such rights) are held directly or indirectly by The Stars Group in numerous jurisdictions around the world, including the United States, Canada, Europe, Russia, certain Latin American countries, China and certain Australasian countries. The terms and extent of protection afforded under The Stars Group’s issued and registered rights or unregistered rights vary depending on the jurisdiction and, as applicable, the date of filing.

The Stars Group’s patent strategy focuses on protecting novel elements of its technology design covering the principal jurisdictions where The Stars Group currently carries on business and where it believes filing for such protection is strategically, commercially, technologically or otherwise appropriate and beneficial. In addition to the granted patents mentioned above, The Stars Group has pending patent applications in the United States and certain other key commercial jurisdictions, such as Canada and Europe, and files new patent applications as and where it deems appropriate. The actual protection afforded by a patent depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the applicable jurisdiction.

In addition to patent rights, The Stars Group has registered trademarks or trademark applications for, among other things, its primary brands, including The Stars Group, PokerStars, BetStars, Full Tilt, BetEasy, Oddschecker and related sub-brands, as well as its live poker tours in more than 40 jurisdictions worldwide where The Stars Group believes there is a commercial benefit for having such registrations. The Stars Group continuously monitors its trademark portfolio and files new registration applications as and when it deems appropriate.

To complement The Stars Group’s owned intellectual property, The Stars Group enters into brand licensing agreements with third parties, such as those entered into with Sky, to develop product offerings based on their respective marks, characters and themes. The Stars Group believes that its use of licensed brand names and related intellectual property may contribute to the appeal and success of its products. These licensing agreements may be subject to various conditions and typically involve The Stars Group paying royalties to each licensor. Licensors also typically have the right to inspect and approve the use of licensed property.

The source code for The Stars Group’s software is generally protected under trade secret and confidential information laws, as applicable in a particular jurisdiction, as well as applicable copyright law. The Stars Group recognizes, however, that effective protection may be limited or not available in some jurisdictions in which it offers its product offerings. The Stars Group licenses the use of its software to end-users, and these licenses contain, among other restrictions, customary provisions prohibiting the unauthorized reproduction, disclosure, reverse engineering and transfer of The Stars Group’s licensed software and related intellectual property. Moreover, any licensing of The Stars Group’s core intellectual property and brands is on what it believes to be strict licensing terms, with licenses being non-exclusive and limited in duration and scope.

The Stars Group also seeks to protect its copyright works through either or both the registration of such works with applicable governmental authorities (where available and it deems registration strategically beneficial) and reliance on international treaties. It believes that such protection is adequate for its purposes in the jurisdictions in which it operates, or currently expects to operate in the near term. Similar to its other intellectual property rights, The Stars Group continuously monitors its copyright portfolio and updates its policy regarding the registration of copyrights to seek the appropriate protection available under applicable laws.

In addition, The Stars Group also enters into various types of licensing and transfer agreements related to technology and intellectual property rights to obtain rights that may be necessary to produce and offer its product offerings. The Stars Group may also license its technology and intellectual property to third parties through licensing agreements.

Notwithstanding The Stars Group’s efforts to protect its intellectual property, it may not be successful in obtaining the protections for which it has applied. The Stars Group’s granted and registered intellectual property rights and those that may be granted or registered in the future, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit The Stars Group’s ability to stop competitors from marketing related products or services or limit the protection period that The Stars Group may have for its products or services. Despite efforts to protect The Stars Group’s proprietary rights, third parties may infringe on its intellectual property rights and in such situations The Stars Group may be required to defend such rights. Defending such rights may divert management’s attention to the business and involve a significant expense, and The Stars Group may not be successful in defending its rights. In addition, others, including The Stars Group’s competitors, may be able to independently develop substantially equivalent intellectual property, and the rights granted to The Stars Group under any of its granted or registered intellectual property, or future rights, may not provide it with any meaningful competitive advantages against these competitors. See also “Risk Factors and Uncertainties—Risks Related to the Business”.

Regulatory Environment

General

The development and operation of online real-money betting and gaming in jurisdictions with a legal and regulatory framework covering those activities is typically subject to extensive regulation and approval by various federal, state, provincial and foreign authorities (collectively, “gaming authorities”). Applicable gaming laws generally require The Stars Group to obtain licenses or a determination of suitability from the responsible gaming authorities. This typically covers each of The Stars Group’s subsidiaries engaged in the regulated activities, certain of The Stars Group’s directors, officers and employees and, in some instances, significant shareholders (typically, beneficial owners of more than 5% of a company’s outstanding equity, or lower in certain jurisdictions, such as Great Britain, where the threshold is 3% or more).

The term “gaming license” for the purposes of this annual information form refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the recipient to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

The criteria used by gaming authorities to make determinations as to the suitability of an applicant to conduct gaming varies among jurisdictions, but generally requires extensive and detailed application disclosures followed by a thorough investigation. Gaming authorities have broad discretion in determining whether an applicant should be found suitable to conduct gaming. When determining to grant a gaming license to an applicant, gaming authorities generally consider: (i) the financial stability, integrity and responsibility of the applicant (including verification of the applicant’s sources of funding); (ii) the quality and security of the applicant’s online real-money gaming platform, hardware and related software, including the platform’s ability to operate in compliance with local regulation, as applicable; (iii) the applicant’s past history; (iv) the applicant’s ability to operate its gaming business in a socially responsible manner; and (v) in certain circumstances, the effect on competition.

Gaming authorities may, subject to certain administrative proceeding requirements, (i) deny an application, or limit, condition, revoke or suspend any gaming license issued by them, (ii) impose fines, either on a mandatory basis or as a consensual settlement of regulatory action, (iii) demand that named individuals be disassociated from a gaming business, and (iv) in serious cases, liaise with local prosecutors to pursue legal action, which may result in civil or criminal penalties. Events that may trigger revocation of a gaming license or another form of sanction vary by jurisdiction. However, typical events include, among others: (i) conviction in any jurisdiction of certain persons with an interest in, or key personnel of, the licensee of an offense that is punishable by imprisonment or may otherwise cast doubt on such person’s integrity; (ii) failure without reasonable cause to comply with any material term or condition of the gaming license; (iii) declaration or otherwise engaging in certain bankruptcy, insolvency, winding up or discontinuance activities, or an order or application with respect to the same; (iv) obtaining the gaming license by a materially false or misleading representation or in some other improper way; (v) violation of applicable anti-money laundering or terrorist financing laws or regulations; (vi) failure to meet commitments to players, including social responsibility commitments; (vii) failure to pay in a timely manner all gaming or betting taxes or fees due; or (viii) determination by the gaming authority, in its sole discretion, that there is another material and sufficient reason to revoke or impose another form of sanction upon the licensee.

Gaming authorities also have the right to investigate any individual or entity having a relationship or involvement with The Stars Group or any of its subsidiaries, to determine whether such individual or entity is suitable as a business associate of The Stars Group. If any director, officer, employee or significant shareholder of The Stars Group fails to qualify for a gaming license or is found unsuitable (including due to the failure to submit required documentation) by a gaming authority, The Stars Group may deem it necessary, or be required, to sever its relationship with such person, which may include terminating the employment of any such person or divesting any such person of any interest in The Stars Group, as permitted under the redemption provision in The Stars Group’s articles.

In addition, certain gaming authorities monitor the activities of the entities they regulate in jurisdictions other than their own to ensure that such entities are not conducting business elsewhere in a manner that might adversely affect their financial stability, integrity and responsibilities to comply with local laws.

As a regulated entity, The Stars Group is subject to various conditions and requirements under its gaming licenses. Conditions of these gaming licenses vary by license type and jurisdiction. Typical conditions generally include (i) adherence to the various laws and regulations to which The Stars Group’s licensed entities are subject, (ii) maintenance of strong corporate governance standards, (iii) filing periodic reports with gaming authorities, and (iv) reporting material adverse events affecting The Stars Group’s business, including suspicious activity reports related to anti-money laundering and terrorist financing. The requirement to file periodic reports, as well as the contents and frequency of such reports, varies by gaming license. If required, periodic reports generally must be filed quarterly or annually, and must contain certain information, metrics, details or audit findings related to revenues and other financial information, specific games or activities, anti-money laundering and terrorist financing activities, and information and data security. Certain gaming licenses also require licensed companies to implement a system that grants the gaming authority real-time access to certain player-related data of the licensed company, thus enabling the gaming authority to perform audits or analysis at its discretion. For example, the Italian regulator requires a real-time interface to enable it to assess gaming duties. Additionally, certain regulators, such as the Gambling Commission of Great Britain (the “Gambling Commission”), require licensed companies to file an annual assurance statement with them, which provides information regarding matters such as significant changes in control systems, risk management and governance since the last assurance statement, how the licensed company is addressing problem and at-risk gambling, and any improvements that the licensed company plans to implement to its control systems, risk management and governance and/or its approach to addressing problem and at-risk gambling.

In addition, there are various other factors associated with its gaming operations that could burden The Stars Group’s business, including compliance with multiple, and sometimes conflicting, regulatory requirements, jurisdictional limitations on contract enforcement, foreign currency risks, certain restrictions on gaming activities, potentially adverse tax risks and tax consequences, including the imposition of new or additional taxes, such as additional corporate tax, VAT payable on The Stars Group’s costs or chargeable on a point of consumption basis on its revenue (which commercially cannot be passed onto the consumer), turnover taxes and gaming duties, and changes in the political and economic stability, regulatory and taxation structures and the interpretation thereof in the jurisdictions in which The Stars Group and its licensee subsidiaries operate or otherwise offer their product offerings. Any or all of such factors could have a material adverse effect on The Stars Group’s business, operating results and financial condition. See also “Risk Factors and Uncertainties—Risks Related to the Business”. Further, as a public company The Stars Group is required to, among other things, maintain effective internal controls over its financial reporting and disclosure controls and procedures, maintain systems for accurate record keeping and maintain strict compliance with applicable laws and regulations.

Regulation of The Stars Group’s Business

The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, including under third-party gaming licenses, its gaming product offerings in various jurisdictions worldwide, including in Europe, both within and outside of the European Union, which is currently its primary market, Australia, North America and elsewhere. In particular, and as of the date hereof, The Stars Group, through its subsidiaries, holds gaming licenses in 21 jurisdictions, and PokerStars is the world’s most licensed online gaming brand, holding 18 of such licenses.

The Stars Group views its gaming licenses in two categories: (i) jurisdictions where The Stars Group’s relevant operating subsidiary has either obtained a local gaming license directly from the local gaming authority or where it offers The Stars Group’s product offerings under a third-party gaming license through a third-party relationship (for example, Belgium); and (ii) jurisdictions where its real-money online gaming product offerings are offered pursuant to a “multi-jurisdictional” gaming license.

See also “—Regulatory Environment—Regulatory Strategy” below.

Local Licenses and Approvals

Set forth below is an overview of certain of The Stars Group’s local gaming licenses (including arrangements with third parties) covering the operation of its real-money online product offerings. Poker customers in certain jurisdictions, however, are permitted to participate in The Stars Group’s shared-liquidity global player pool on its .com and .eu sites. Applicable gaming duty and/or VAT is payable on The Stars Group’s revenue from online gaming offered through these local gaming licenses.

Australia

The Northern Territory Racing Commission (“NTRC”) is responsible for licensing, regulating and supervising gambling activities authorized under the Racing and Betting Act 1983 (NT) (“Racing and Betting Act”), including the conduct of a sports betting business. Holders of sportsbookmaker licenses issued by the NTRC are permitted to provide sports betting services over the Internet to customers throughout Australia.

The NTRC conducts ongoing suitability and due diligence investigations in relation to its license holders, their shareholders and key management personnel. NTRC license holders are also required to comply with all relevant Australian state and territory laws as well as applicable federal legislation, including the Anti-Money Laundering and Counter Terrorism Financing Act 2006 (Cth).

The applicable Australian subsidiaries of The Stars Group hold licenses to conduct sports betting issued by the NTRC under the Racing and Betting Act. These licenses issued are valid through June 30, 2024 and June 30, 2020. Other than as described above, The Stars Group’s online real-money gaming product offerings are not offered to persons physically located in Australia.

Belgium

The Belgium Gaming Commission (the “Belgian Commission”) is responsible for issuing gaming licenses for the operation of games of chance in Belgium, ensuring the proper supervision of these games and implementing any regulations promulgated under applicable law. Belgian law generally prohibits the operation of a gaming establishment or the offering of gaming in any form, in any place, or in any direct or indirect way, unless a license is granted by the Belgian Commission in accordance with Belgian law. The Belgian licensing regime provides that only land-based licensees may offer online gaming as a supplementary product to the land-based gaming offerings, meaning that an online gaming operator that does not also operate a land-based gaming business in Belgium typically needs to enter into an arrangement with an existing land-based licensee.

Gambling Management S.A., the owner and operator of Casino de Namur in Belgium, has a license to offer online gaming operated by a Maltese subsidiary of The Stars Group through one of The Stars Group’s domain names. The Maltese subsidiary, which received a Class E gaming license on April 20, 2011, provides online gaming to Casino de Namur, which in turn offers such gaming to its customers in Belgium. So long as the applicable license fees are paid, the Maltese subsidiary remains compliant with applicable licensure requirements and the license is not suspended, revoked or otherwise surrendered, The Stars Group expects that the license will remain valid for 10 years with a renewal procedure available no later than 5 months prior to its expiration.

Bulgaria

In Bulgaria the State Commission for Gambling (“Bulgarian Commission”) issues and maintains licenses for “gambling games” including online casino games. A license for organizing online gaming must explicitly state the intended gaming activity by the holder. Bulgaria requires that the licensee be registered in a European Union member state, another state signatory to the European Economic Area Agreement or in the Swiss Confederation. The licensee must also appoint an authorized representative with an address in Bulgaria, with the authority to represent the licensee before state authorities or Bulgarian courts. The Bulgarian Gambling Act also requires that certain communication equipment be located in Bulgaria for reporting purposes.

On February 18, 2014, one of The Stars Group’s subsidiaries was awarded a license to offer online poker and casino to Bulgarian residents. The license is valid for 10 years and may not be transferred.

Czech Republic

Under the Act on Gambling Coll. 186/2016, the State Supervision of Gambling and Lotteries Department of the Ministry of Finance of the Czech Republic (the “MFCR”) maintains the licensing procedure for individuals and entities seeking to provide betting and online casino services to customers in the Czech Republic. The MFCR defines online casino services as “an internet game, the gambling participant shall play against the operator’s software-based gaming system or against another person mediated by that system.” Online casino games can include “Technical Games”, which are games of chance operated via a technical device directly handled by the bettor, such as slot reel games, and “Live Games”, which include roulette, card games and games operated in the form of a tournament.

On January 28, 2017, one of The Stars Group’s subsidiaries was granted a six-year license to provide online casino and poker games to customers in the Czech Republic, which will expire on January 27, 2023. On October 4, 2017, the MFCR granted approval to this same subsidiary to provide sports betting to customers in the Czech Republic, which will expire on October 3, 2023.

Pursuant to Czech anti-money laundering requirements, in order for customers to establish an online gaming account, customers must perform a face-to-face verification, which can be done at authorized “CzechPoints”, such as post offices in the Czech Republic.

Denmark

Under the Danish Gambling Act, the Danish Gambling Authority (the “DGA”) maintains the licensing procedure for individuals and entities looking to provide betting and online casino services to customers in Denmark. The DGA defines online casino services as “those where the player and operator do not meet physically, for instance where games are sold via the internet, telephone or television.” Online casino games can include roulette, blackjack, baccarat, punto banco, poker and “combination games.” A license to operate online casino services is valid for a term of five years. If the applicant has not yet obtained the required certifications for its gaming system through testing, the DGA will issue a fixed-term one-year license until such certifications are complete.

One of The Stars Group’s subsidiaries renewed a five-year license to provide online casino and poker games that will expire on December 31, 2021 and was granted a five-year license to provide online sports betting that will expire on November 30, 2020.

Estonia

The Estonian Tax and Customs Board maintains responsibility for the issuance of “activity licenses” and “operating permits” for the supply of gaming and lotteries to customers in Estonia, and also acts as the gaming supervisory agency in Estonia.

The Estonia Gambling Act, RT I 2008, 47, 261 (the “Estonia Gambling Act”) was enacted to establish strict requirements for gaming operators, provide measures for the protection of players and reduce the negative consequences of gaming and its impact on society. “Remote gambling” under the Estonia Gambling Act is defined as “the organisation of gambling in a manner where the outcome of the game is determined by an electronic device and the player can participate in the game by electronic means of communication, including telephone, Internet and media services.”

On August 18, 2010, one of The Stars Group’s subsidiaries was awarded an activity license, which became effective on August 23, 2010. Activity licenses are generally valid for an unspecified period of time. On September 20, 2010, that subsidiary was further awarded an operating permit for the organizing of games of chance in the form of remote gambling concerning one of The Stars Group’s domain names. This operating permit, which was subsequently renewed in September 2015, is valid through September 21, 2020.

France

The Collège de l’Autorité de régulation des jeux en ligne (the “ARJEL”) oversees gaming licensing with respect to customers in France. Act No. 2010-476 of 12 May 2010 authorized online gaming with respect to customers in France for poker and betting on sports, horse races and circle games. Each type of online gaming requires a separate gaming license. Government decrees and orders are also a part of the French regulatory system. The decrees and orders that The Stars Group believes are relevant to its business, address, among other topics, changes of control, customer accounts and the licensing process. French regulation requires the submission of an annual certification audit, which is a technical and security audit relating to the hosting platforms that power the services provided under the applicable ARJEL gaming license. Additionally, licensees are required to submit weekly financial reports to the ARJEL.

One of The Stars Group’s subsidiaries renewed a five-year license granted by ARJEL for online poker games that will expire on June 24, 2020. On June 7, 2016, one of The Stars Group’s subsidiaries was granted a five-year license by ARJEL for sports betting, which will expire on June 6, 2021.

On July 6, 2017, the gaming authorities of Portugal, Spain, France and Italy signed an agreement in Rome providing for online poker liquidity to be pooled across all four jurisdictions. This concordat has taken some time to implement as it depends upon each jurisdiction issuing local clearance for its players to take part. On December 14, 2017, The Stars Group’s subsidiary licensed by ARJEL received authorization to include French players into the merged player pools. On January 15, 2018, the Spanish gaming regulator, Dirección General de Ordenación del Juego (the “DGOJ”), granted an authorization to a subsidiary of The Stars Group to include Spanish players in the merged player pools. The Stars Group’s relevant subsidiaries therefore inaugurated pooled Franco-Spanish poker gameplay on January 16, 2018 and added Portuguese players on May 23, 2018. The Stars Group anticipates the necessary local authorization from the gaming authority in Italy to permit players from that jurisdiction to join the pooled liquidity in the near future. See “—Italy”, “—Portugal” and “—Spain”, below.

Germany—Schleswig Holstein

The German state of Schleswig Holstein issued a gaming license to a Maltese subsidiary of The Stars Group pursuant to a state law adopted in 2012 that regulated and licensed online gaming. Although the law has since been repealed and the gaming license expired on December 21, 2018, the Schleswig Holstein Ministry of Interior issued an order permitting the Maltese subsidiary to continue operating under the gaming license until such time as the Ministry of Interior deems otherwise. Under such gaming license and order, and only until the expiration of the order, the Maltese subsidiary is permitted to offer poker games and certain casino games to customers in Schleswig Holstein.

Greece

In Greece, the Hellenic Gaming Commission (the “HGC”), in partnership with the Greek Ministry of Finance (the “Greek Ministry”) is responsible for regulating and supervising the online gaming industry. In 2011, the Greek government enacted new legislation relating to all forms of gaming (the “Greek Gambling Act”). Under the Greek Gambling Act, companies that have been licensed by the Greek Ministry through public tenders are authorized to offer online gaming. The Greek Gambling Act also allows for companies that hold gaming licenses in other member states of the European Union to apply for interim temporary licenses, which will remain valid until the formal licenses are awarded. The HGC issued twenty-four temporary gaming licenses under the Greek Gambling Act. Greek authorities have announced regulations that would make permanent the Greek temporary regime and the consultation on those regulations concluded in February 2019. Currently, the political situation in Greece is volatile and it is unclear whether, when and in what form, the permanent licensing framework will finally be implemented in that jurisdiction.

In November 2013, The Stars Group partnered with Diamond Link Ltd. (“Diamond Link”) to allow Greek customers to utilize The Stars Group’s online gaming products. Diamond Link is one of the twenty-four temporary gaming license holders in Greece, and through The Stars Group’s partnership, two of The Stars Group’s websites operate under that authorization utilizing Diamond Link’s Maltese gaming license. In May 2017, a subsidiary of The Stars Group purchased all the outstanding interests of Diamond Link and maintains the temporary gaming license that allows Greek customers to utilize The Stars Group’s online gaming products.

Ireland

In Ireland, sports betting services are regulated by the Betting Acts 1931—2015 and licensed through the Irish National Excise Licence Office. The primary suitability and probity requirement of the Irish authorities is that individual applicants for betting licenses as well as officers of corporate applicants must hold a “Certificate of Personal Fitness” issued by the Department of Justice and Equality as well as a “Tax Clearance” certificate.

In July 2015, a subsidiary of The Stars Group received an online betting license from the Irish National Excise Licence Office to provide online sports betting to customers in Ireland, and as a result of the SBG Acquisition, another subsidiary of The Stars Group also holds an online betting license. All Irish online betting licenses are valid for two years and commence and expire on the same dates, having been renewed as a class in June 2017 and are therefore currently valid through June 30, 2019.

In addition, as a result of the SBG Acquisition, another subsidiary of The Stars Group also holds an online betting license from the Irish National Excise Licence Office to provide online sports betting to customers in Ireland, which is currently valid through June 30, 2019.

Poker and casino games are made available to persons in Ireland through either The Stars Group’s Maltese or Alderney multi-jurisdictional gaming license (discussed below in more detail) pending the Irish government’s enactment of the more comprehensive gaming licensing regime based on the “General Scheme of the Gambling Control Bill’ that has been stalled in the Irish legislature since 2013.

Italy

Currently, the Agenzia delle Dogane e dei Monopoli (the “ADM”) regulates gaming in Italy. All operators, both foreign and domestic, are required to obtain a gaming license from the ADM to provide online gaming products to residents in Italy. Applicants based in the European Economic Area (“EEA”), or those with their registered office within the EEA, are eligible for a license.

On December 17, 2010, the ADM amended a concession to operate, among other things, poker, casino and sports betting in Italy to one of The Stars Group’s subsidiaries. Under a new tender process announced by the ADM in January 2018, the ADM will award 120 gaming licenses, which will be valid until December 31, 2022. On February 11, 2019, The Stars Group was informed that it will receive one of such licenses.

In addition, as a result of the SBG Acquisition, another subsidiary of The Stars Group also holds a gaming license covering poker, casino and sports betting in Italy, which is currently valid through February 3, 2022, although with the permission of the ADM the relevant subsidiary voluntarily suspended its poker operations under this license in December 2018.As noted above, on July 6, 2017, the gaming authorities of Portugal, Spain, France and Italy signed an agreement providing for online poker liquidity to be pooled across all four jurisdictions. This concordat has taken some time to implement as it depends upon each jurisdiction issuing local clearance for its players to take part. The relevant subsidiaries of The Stars Group commenced shared poker liquidity involving French and Spanish players on January 16, 2018 and added Portuguese players on May 23, 2018 but the necessary ADM authorization for the addition of Italian players has not yet been finalized.

Portugal

Under the Online Gambling and Betting Legal Regime, approved by Decree Law No. 66/2015, the Regulação e Inspeção de Jogos, or the Gambling Inspection and Regulation Service, is responsible for the control, inspection and regulation of gambling activities, including through any electronic, computer-based, telematic or any other interactive means (i.e., online gaming). Portuguese regulation requires the submission of monthly financial reports regarding, among other things, customer liability information and gaming duty reporting.

On November 25, 2016, one of The Stars Group’s subsidiaries was granted a three-year license to offer certain online poker and casino games to customers in Portugal, which will expire on November 24, 2019.

As noted above, on July 6, 2017, the gaming authorities of Portugal, Spain, France and Italy signed an agreement providing for online poker liquidity to be pooled across all four jurisdictions. This concordat has taken some time to implement as it depends upon each jurisdiction issuing local clearance for its players to take part. The relevant subsidiaries of The Stars Group commenced shared poker liquidity involving French and Spanish players on January 16, 2018 and added Portuguese players on May 23, 2018.

Romania

In Romania, the Oficiul National pentru Jocuri de Noroc (the “ONJN”) issues and maintains licenses for online gaming. In August 2015, one of The Stars Group’s subsidiaries was awarded an interim gaming license by the ONJN to offer online casino, poker and sports betting to customers in Romania. The interim gaming license was valid for one year and on August 12, 2016, the ONJN awarded The Stars Group’s relevant subsidiary a full license for organizing remote gambling games, which is valid for ten years and allows such subsidiary to provide online poker, casino and sports betting to customers in Romania. The gaming license is subject to an annual reauthorization by the ONJN, which is based on a review of the licensee’s compliance with the applicable license terms.

Spain

In Spain, gaming is traditionally regulated by each of the seventeen autonomous regions. Spain’s Gambling Act (the “Spanish Gambling Act”) became effective on May 29, 2011, in order to, among other things, regulate online gaming nationwide. The Spanish Gambling Act covers “gaming operations through electronic, interactive, and technological means” including the internet, television, mobile phones and land lines. The types of gaming activities controlled under the Spanish Gambling Act include sports betting, horse racing betting, raffles, competitions and “other games”, which includes poker and casino games. The DGOJ is responsible for enforcing the Spanish Gambling Act and has sanctioning authority.

The Spanish Gambling Act establishes two categories of gaming licenses: general and single, as well as a permit for offering occasional games. A “general license” is required to offer certain types of betting games, raffles and games categorized as other games. General licenses are valid for a ten-year term, and may be renewed for additional ten-year periods. The DGOJ offers general licenses through a competitive and public tendering process. The Gambling Act requires applicants to apply for provisional registration in the General Register of Gambling Licenses prior to requesting a call, or public notice of application, for a general license. The Gambling Act grants the DGOJ the authority to restrict the number of licenses awarded for each type of game based on public interest and whether a company requests a call, in each case allowing the DGOJ to control the license review and authorization process. If the number of licenses for a particular type of game is restricted, the licenses offered during that call are not automatically renewable.

On June 1, 2012, one of The Stars Group’s subsidiaries was granted a general license to develop and operate games in the other games category and a singular license to offer online poker. The same subsidiary is also authorized to advertise, sponsor and promote the games authorized by the gaming licenses. The general license is valid for a ten-year term, and the singular license is valid for a five-year term and has been renewed through June 1, 2022. This subsidiary has also been granted singular licenses for blackjack, roulette and sports betting and a general license for sports betting. The gaming licenses for blackjack and roulette expire on February 2, 2021. The singular and general sports betting licenses expire on June 2, 2025 and June 2, 2020, respectively.

On January 15, 2018, The Stars Group’s subsidiary licensed by the DGOJ received authorization for shared liquidity, permitting it to offer merged player pools comprising players from Italy, Portugal and France. Pooled liquidity between Spanish and French players launched on January 16, 2018 and Portuguese players were added on May 23, 2018. The Stars Group is awaiting the necessary local authorizations to include Italian players. For additional information, see “—France”, “—Italy” and “—Portugal” above.

Sweden

Prior to January 1, 2019, in Sweden the Lotteries Act 1994 (Sw: Lotterilagen 1994:1000) (the “Lotteries Act”) was the primary legislation with respect to gambling and governs all categories of gambling offered to the public in Sweden. The Lotteries Act prohibited the arrangement of unlicensed lotteries and the promotion of participation, in commercial operations or otherwise for the purpose of profit, in unlawful domestic lotteries or foreign lotteries. The definition of “lottery” was broad and explicitly included betting, bingo, casino games and other similar games. The Lotteries Act did not in any material way distinguish between land-based gambling and online gambling. Under the Lotteries Act regime it was not possible for a private commercial entity to obtain a license to provide online gambling services to Swedish customers. It was however, not illegal for private operators established in another European Union member state to offer gambling services to Swedish customers. On October 16, 2014, the European Commission took two separate decisions to bring infringement proceedings against the Swedish government to the CJEU in relation to the Swedish legislation for gambling services.

In Sweden, court cases have found that the only activity covered by the Lotteries Act was local advertising carried out by local media companies. These cases are against the media companies and courts tended to find that the prohibition of advertising for operators not holding a Swedish license was unenforceable because the Lotteries Act was widely regarded as being in violation of the TFEU. Furthermore, the launch of infringement proceedings against Sweden reinforced The Stars Group’s then-current position that the supply of gambling services to Swedish players from another European Union member state is permitted.

In June 2018, the Swedish Parliament passed new legislation that introduced a point-of-consumption based licensing system to regulate online gaming and betting similar to other European “regulated markets” regimes. The new system, The Gambling Act (SFS 2018:1138), came into effect on January 1, 2019. On December 10, 2018, a subsidiary of The Stars Group was awarded a license under the new act and launched a licensed offering of poker, casino and betting on January 1, 2019. The offering under the license is currently undergoing a certification that must be submitted no later than July 1, 2019.

Great Britain

Betting and gaming with respect to customers in Great Britain (England, Scotland and Wales, but excluding Northern Ireland) is regulated by the Gambling Act 2005 (the “2005 Act”). The 2005 Act established the Gambling Commission as the regulator responsible for granting licenses to operate gambling services as well as overseeing compliance with applicable law and regulation. In 2014, the UK Parliament passed the Gambling (Licensing and Advertising) Act 2014, which required all remote gambling operators serving customers in Great Britain or advertising in Great Britain to obtain a license from the Gambling Commission. On November 1, 2014, one of The Stars Group’s subsidiaries obtained a “continuation” (i.e., interim) license issued by the Gambling Commission, and on March 18, 2015 a full operating license was issued along with the separate software and “key personnel” individual licenses. In addition, as a result of the SBG Acquisition, another subsidiary of The Stars Group also holds a full operating license as well as the separate software and “key personnel” individual licenses. The terms of these operating licenses require that the relevant subsidiary of The Stars Group source all telecommunication services in respect of its gaming activities, including the supply of a telecommunications circuit and internet access service, from a licensed provider. So long as the applicable license fees are paid and the British licenses are not suspended, revoked or otherwise surrendered, The Stars Group expects that the licenses will remain valid indefinitely.

British regulations require licensed companies to file quarterly returns as well as a more extensive “annual assurance statement” to provide the Gambling Commission with information regarding matters such as significant changes in control systems, risk management and governance since the last assurance statement, how the licensed company is addressing problem and at-risk gambling, and any improvements that the licensed company plans to implement to its control systems and risk management and governance and/or its approach to addressing problem and at-risk gambling, including actions to address the National Responsible Gambling Strategy.

United States

Generally, intrastate online gaming is lawful in the United States provided the relevant gaming complies with the Unlawful Internet Gambling Enforcement Act (the “UIGEA”) and the particular state has enacted legislation or otherwise properly authorized the same. Further, the Federal Wire Act of 1961 (the “Federal Wire Act”) makes it unlawful to use electronic communications to make interstate bets or wagers, or transmit information that assists in making such bets or wagers, on any sporting event or contest. In December of 2011, the United States Department of Justice (the “DOJ”) issued an opinion from its Office of Legal Counsel (“OLC”) indicating that it is the official opinion of the DOJ that the Federal Wire Act “prohibits only the transmission of communications related to bets or wagers on sporting events or contests.” More specifically, “interstate transmissions of wire communications that do not relate to a ‘sporting event or contest’ [. . .] fall outside of the reach of the Wire Act” (the “2011 DOJ Opinion”). Pursuant to this guidance, the legislatures of New Jersey, Nevada, Delaware and Pennsylvania authorized intrastate online gaming, provided that the gambling does not concern a sporting event or contest. On January 14, 2019, the DOJ made public a November 2, 2018 OLC opinion reversing the 2011 DOJ Opinion, finding the prohibitions in the Federal Wire Act were not limited to wire communications relating to bets or wagers on sporting events or contest, but rather extend to all forms of bets or wagers (the “2018 DOJ Opinion”).  Further, the 2018 DOJ Opinion detailed the OLC’s position that the enactment of UIGEA did not modify the scope of the Federal Wire Act. More specifically, the OLC determined that by excluding certain activities from UIGEA’s definition of ‘unlawful Internet gambling,’ UIGEA did not exclude those same activities from the prohibitions of the Federal Wire Act. The 2018 DOJ Opinion stated that anyone who reasonably relied on the 2011 DOJ Opinion may have a defense for actions taken in such reliance through November 2, 2018.  On January 15, 2019, DOJ Deputy Attorney General Rod Rosenstein issued a memorandum to United States Attorneys, Assistant Attorneys General and the Director of the Federal Bureau of Investigations stating that the DOJ should exercise discretion in applying the new interpretation provided under 2018 DOJ Opinion for a period of 90 days in order to “give businesses that relied on the [2011 DOJ Opinion] time to bring their operations into compliance with federal law.”

On September 27, 2017, New Jersey joined the Multi-State Internet Gaming Agreement (the “MSIGA”), which was previously entered into between Delaware and Nevada. The MSIGA permits New Jersey, Nevada and Delaware to share liquidity among players in both online poker and certain online casino games. Under the MSIGA, customers can only access online gaming sites that are licensed by the state in which they are located, i.e., Nevada residents can play online games on sites licensed in Nevada. The MSIGA sets forth certain minimum standards that each state is expected to have in place, including common standards in the regulated gaming industry, such as age and identity verification, anti-money laundering and related protocols, data security, and other measures intended to assure the integrity of wagering conducted pursuant to the MSIGA. The Stars Group believes MSIGA is intended to be expanded beyond its current membership of New Jersey, Nevada and Delaware. Due to the 2018 DOJ Opinion, there is a likelihood that interstate Internet poker and online casino games may fall within the DOJ’s current view of the Federal Wire Act prohibitions that could threaten the existing MSIGA participants and any future growth of operations under MSIGA.

On May 14, 2018, the United States Supreme Court (the “Supreme Court”) issued an opinion in Murphy v. National Collegiate Athletic Association (formerly known as Christie v. National Collegiate Athletic Association), No. 16-476, determining that the Federal Professional and Amateur Sports Protection Act (“PASPA”) was unconstitutional. PASPA prohibited a state from “authorizing by law” any form of sports betting. In striking down PASPA, the Supreme Court opened the potential for state-by-state authorization of sports betting. Several states, including New Jersey, Pennsylvania, West Virginia, Mississippi Nevada, New Mexico, Delaware, and Rhode Island already have laws authorizing sports betting. Regardless of the Supreme Court’s decision, sports betting in the United States may be subject to additional laws, rules and regulations, including those discussed in this annual information form. For example, see “Risk Factors and Uncertainties—Risks Related to Regulation—The Stars Group may not be able to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, including due to laws and regulations governing this industry.”

More detail on the regulatory framework in New Jersey and Pennsylvania, where The Stars Group currently holds a transactional waiver and conditional licenses, respectively, is provided directly below.

New Jersey

In New Jersey, the provision of online gaming, sports wagering and other aspects of casino gaming are subject to the requirements of the New Jersey Casino Control Act (the “NJ Act”) and the regulations promulgated thereunder. Under the online gaming laws in New Jersey, third-party companies may provide services to casino licensees to facilitate online poker casino and sports wagering, including website hosting and the providing game content. Such service providers must first obtain a casino service industry enterprise (a “CSIE”) license. The New Jersey Division of Gaming Enforcement (the “NJ DGE”) is responsible for investigating all license applications and prosecuting violations of the NJ Act.

Due to the length of investigative time prior to issuing of a plenary CSIE license, the New Jersey regulations allow a CSIE applicant to petition the NJ DGE for a transactional waiver, which allows a CSIE applicant to conduct business with a casino licensee prior to the issuance of a license at the discretion of the NJ DGE and subject to certain conditions.

Certain subsidiaries of The Stars Group were issued an initial six-month transactional waiver on September 30, 2015 in relation to an agreement entered into with an affiliate of Resorts Casino Hotel in Atlantic City, New Jersey to conduct online gaming in the state. Additional six-month renewal transactional waivers have been granted to these subsidiaries to continue operations with the most recent transactional waiver granted on September 30, 2018 and valid until March 30, 2019. The transactional waiver may be renewed in six-month intervals until a full, five-year license is issued; there can be no assurance that such a license will be issued. The transactional waiver contains certain conditions, including, prohibiting certain individuals from having any relationship with The Stars Group and informing the NJ DGE of various actions of such individuals, providing the NJ DGE with notice of certain corporate actions and copies of records relating to the same, and providing certain inspection rights to the NJ DGE.

Pennsylvania

In 2017, the Commonwealth of Pennsylvania passed gambling expansion legislation which included the authorization of online gaming and sports wagering, both land-based and online. Oversight of gambling in Pennsylvania is controlled by the Pennsylvania Gaming Control Board (“PGCB”). Under the gambling expansion legislation, third-party operators may offer online poker, casino and sports betting on behalf of, or in partnership with, an interactive gaming certificate holder, i.e. a land-based casino operator, subject to receipt of an interactive gaming operator license issued by the PGCB.  The term of the operator license is for a period of five years and may be renewed thereafter. The PGCB is also authorized to issue conditional licenses upon the completion of its preliminary investigation, which authorize providers to conduct interactive gaming on behalf of an interactive gaming certificate holder subject to completion of certain conditions by the interactive gaming certificate holder.

On November 28, 2018, a subsidiary of The Stars Group was issued a conditional interactive gaming operator license by the PGCB and on December 19, 2018 that same subsidiary was issued a conditional sports wagering operator license by the PGCB. On August 15, 2018, Mount Airy #1, LLC, d/b/a Mount Airy Resort Casino, received approval by the PGCB of its petition to conduct interactive gaming, naming The Stars Group as an interactive gaming operator on its behalf. Upon completion of certain technical review and operational approvals, The Stars Group can commence online gaming in Pennsylvania.

Multi-Jurisdictional Licenses

The Stars Group, through certain subsidiaries, holds gaming licenses in Malta, the Isle of Man and Alderney, which are often referred to as “multi-jurisdictional” or “point-of-supply” licenses (as opposed to the local, territory-specific or “point-of-consumption” licenses detailed in “—Local Licenses and Approvals” above). These multi-jurisdictional licenses are used by The Stars Group’s various subsidiaries to supply The Stars Group’s online gaming products to persons located in jurisdictions where The Stars Group does not possess a local, territory-specific or point-of-consumption gaming license authorizing the same.

Where online gaming products hosted on Maltese, Isle of Man or Alderney servers pursuant to the relevant multi-jurisdictional licenses are made available by The Stars Group for online usage by customers in other jurisdictions it is done based on the well-established general principle of e-commerce and Internet law that deems the provision of online product offerings to take place where the operator’s server and/or the operator itself is established and located. This principle is widely relied upon by online gaming operators as well as by many other e-commerce businesses.

Accordingly, The Stars Group relies on the fact that its supply of online gaming product offerings is lawfully licensed or approved within the jurisdiction of origin (i.e., Malta, the Isle of Man or Alderney) as the rationale for The Stars Group’s lawful offer of gaming product offerings to other jurisdictions where either: (i) such other jurisdictions have not established a regulatory and licensing framework for online gaming; (ii) the availability to citizens of online gaming hosted outside their jurisdictional boundaries is not clearly prohibited by the law of the jurisdiction; or (iii) the local laws of such other jurisdiction lack extra-territorial effect, including where local law is contrary to any supra-national law from which The Stars Group benefits. By way of example: item (iii) above is the position in European Union member states such as Germany, where domestic law is widely held to be incompatible with the basic principles of European Union law; and items (i) through (iii) above apply in relation to certain Asian jurisdictions where, although prohibitions on online gaming exist, they do not apply extra-territorially to, for example, gaming contracts entered into on servers located in (x) Malta or the Isle of Man on a lawful basis pursuant to and in accordance with the terms of the relevant multi-jurisdictional licenses as mentioned above or (y) jurisdictions, on a lawful basis, where The Stars Group’s B2B partners hold relevant licenses.

Where, however, any jurisdiction has enacted local domestic laws that clearly prohibit the availability to citizens of online gaming products hosted abroad, and where it is clear that such local domestic law has extra-territorial application to The Stars Group to the extent that the principle of extra-territoriality described above is clearly overridden, The Stars Group will take technical and administrative measures aimed at preventing persons from the relevant jurisdictions accessing its gaming product offerings. For additional information, see below under “—Regulatory Strategy”.

Set forth below is an overview of The Stars Group’s multi-jurisdictional licenses.

Alderney

The Bailiwick of Guernsey includes Alderney, which has been recognized as a leading offshore licensing jurisdiction for remote gambling since 2000. However, Alderney has its own government and legislature, and online gambling in Alderney is regulated by the Alderney Gambling Control Commission (“AGCC”).

Section 5(1) of the Gambling (Alderney) Law 1999 operates so as to make all forms of gambling unlawful unless conducted in accordance with the terms of an ordinance. Alderney (unlike neighboring Guernsey) issued an ordinance in 2001 providing that only online gambling (known as eGambling) conducted under a licence is lawful. The state has subsequently refined the regulation of eGambling by adopting various amendments to this ordinance and by issuing the Alderney eGambling Regulations 2009. The current ordinance regulating online gambling in Alderney is the Alderney eGambling Ordinance 2009. Various licenses are available in Alderney and are determined by the nature of the services being supplied and the location and set-up of the licence-holders’ infrastructure. Remote operators, B2B core service providers and key individuals all require a license issued by the AGCC to offer their services from Alderney.

A subsidiary of SBG currently holds Category 1 and Category 2 eGambling licenses, which permit it to host remote gambling equipment in Guernsey and to offer sports betting, virtual sports, bingo, casino games and poker to its online customers based in Gibraltar, the Isle of Man and the Channel Islands, as well as Ireland in respect of bingo, casino games and poker only.

Isle of Man

Under the Online Gambling Regulation Act 2001, the Isle of Man Gambling Supervision Commission (the “GSC”) has responsibility for regulating and supervising all online gaming activities in the Isle of Man, and for investigating the character and financial status of any person applying for or holding a license in connection with online gaming. The GSC is authorized to grant a license to conduct online gaming to a company if the GSC is satisfied: (i) that the company is under the control of persons of integrity; (ii) as to the beneficial ownership of the company’s share capital; (iii) that the company’s activities are under the management of persons of integrity and competence; and (iv) that the company has adequate financial means available to conduct online gaming. Licenses are generally valid for a maximum of five years. The GSC may revoke a gaming license if the licensee fails, at any time, to meet any of the initial licensure requirements. The GSC may suspend or revoke a gaming license if the holder of the gaming license or designated official is convicted of certain offenses, or is convicted “by a court in any country or territory in the world of an offense punishable (in that country or territory) in the case of an adult by custody for an unlimited period or a term of two years or more.” Gaming licenses may also be suspended or revoked for other reasons, including the failure to pay required fees or failure to comply with license conditions or obligations.

One of The Stars Group’s subsidiaries holds a five-year gaming license issued by the GSC allowing The Stars Group to provide poker, casino and betting product offerings. The license was renewed on March 10, 2014 and The Stars Group anticipates that it will be renewed following its expiration.

With the exception of the United States, outside the European Union, the Isle of Man license granted to one of The Stars Group’s subsidiaries generally permits the licensee to accept customers in various jurisdictions worldwide where domestic laws do not clearly prohibit the availability to citizens of online gaming products hosted abroad, and where it is clear that such local domestic law has extra-territorial application or where there is no national regulatory and licensing system that specifically requires licensure by foreign operators.

Malta

Under the Maltese Lotteries and Other Games Act 2001 (Chapter 438 of the Laws of Malta) and the Remote Gaming Regulations (S.L. 438.04) (collectively, the “Maltese Regulations”), the Malta Gaming Authority (the “Maltese Authority”) regulates all aspects of gaming in Malta. Pursuant to the Maltese Regulations, any person who operates, promotes, sells, supplies or manages interactive gaming in or from Malta must obtain the appropriate license from the Maltese Authority. Currently, the Maltese Authority issues four classes of Remote Gaming Licenses: (i) a Class 1 Remote Gaming License—remote gaming license; (ii) a Class 2 Remote Gaming License—remote betting office license; (iii) a Class 3 Remote Gaming License—license to promote and/or abet remote gaming from Malta; and (iv) a Class 4 Remote Gaming License—license to host and manage remote gaming operators, excluding the licensee. The above-referenced licenses or an authorized equivalent from an EEA jurisdiction approved by the Maltese Authority are required to operate, promote, sell or abet Internet gaming in or from Malta.

In the coming weeks, the Maltese Lotteries and Other Games Act 2001 will be repealed and replaced by a new Gaming Act (Chapter 583 of the Laws of Malta). The new Gaming Act will replace the current multi-license class system with a system in which there will only be two different types of license: (i) a Business-to-Consumer (“B2C”) license; and (ii) a B2B license. As at the date of this annual information form, The Stars Group is reviewing a plan to migrate its B2C offerings that are currently made available pursuant to its Isle of Man gaming license to its Maltese licensing structure.

Three of The Stars Group’s subsidiaries hold an aggregate of 12 gaming licenses issued by the Maltese Authority, including Class 1, Class 2, Class 3 and Class 4 licenses, which enables such subsidiaries to offer all respective product offerings listed above. Absent any renewals or extension under the terms of the governing licensing agreements, the Class 1 license is set to expire on November 13, 2019, the Class 2 licenses are set to expire on January 20, 2020 and August 6, 2022, the Class 3 licenses are set to expire on December 22, 2021 and the Class 4 license is set to expire on December 22, 2021. In view of the change of law, the 12 gaming licenses held by The Stars Group will automatically change into one B2C license covering the same products offered under the Class 1, Class 2 and Class 3 licenses, and one B2B license. Licenses will be extended for an additional five years from the end of the latest one held by the group at the date of entry into force of the new regime.

Under the new Gaming Act, gaming duty and monthly contributions are payable in Malta on The Stars Group’s revenue from online gaming offered through these gaming licenses. With respect to online gaming offered under these gaming licenses to customers in certain jurisdictions such as Germany (other than Schleswig-Holstein) and Ireland (poker and casino), The Stars Group also pays applicable gaming duty or VAT in those jurisdictions on some or all of the online gaming offerings in those jurisdictions.

In accordance with European Union law, The Stars Group’s Maltese gaming licenses entitle the holders of such licenses to provide online gaming services to other European Union member states in compliance with established European Union rules and principles on the free movement of services, unless those countries have their own national regulatory and licensing regime that is compatible with those same European Union rules and principles and in particular the core principles of the TFEU.

Set forth below is an overview of certain jurisdictions for which The Stars Group relies on its multi-jurisdictional licenses.

Austria

The Stars Group offers services to residents in Austria on its Malta licensed platform. Online gaming is regulated in Austria by the Ministry of Finance pursuant to the Austrian Gambling Act. This act’s compliance with European Union law is heavily disputed and has been the subject of several rulings from the European Court of Justice. In these judgments the court has determined that there are major violations of European Union law within the act. Austria has amended the act several times but the main issues remain in that there is a lack of consistency due to liberal laws on slot machine gambling and betting while maintaining a restrictive system for online gaming. There is also a lack of transparency in relation to the awarding of a single license for online gaming. The Stars Group is registered for and pays gaming duty in Austria on the revenues derived from residents.

In Austria, although the Austrian federal government has put forward a program for regulating betting centrally, this program has not yet been implemented and each Austrian state continues to regulate betting independently.

Brazil

Brazil’s Article 50 of Decree Law 3688/1941 (“Article 50”) prohibits certain types of gaming activities. The law defines gaming as games in which the gain or loss depends on luck. Several judicial opinions, administrative opinions, and other reports and legal opinions have held that poker is a game of skill, and accordingly, it is not prohibited under Article 50. While there have also been conflicting views, the consideration of poker as a game of skill appears to be the majority view in Brazil, and the Brazilian Sports Ministry has also recognized poker as a “sport.” Further, it is not clear whether Article 50’s restrictions apply to online gaming supplied into the jurisdiction from offshore operators as the law does not mention Internet gaming and there are no specific laws or regulations concerning Internet gaming. The Stars Group also believes that Brazilian law may take a narrow approach to the extra-territorial effect of Brazilian law with respect to the Internet. A different interpretation of Article 50 may be adopted by a court of competent jurisdiction, which could have a material adverse effect on The Stars Group’s business, financial condition and operating results.

Canada

In Canada, gaming regulation exists in a type of shared jurisdiction between the federal government of Canada and the provincial and territorial governments across the country. At the federal level, the Canadian Criminal Code contains provisions that both prohibit and allow certain types of gambling activity. Each province has the exclusive jurisdiction and power to regulate and offer or further restrict, within its borders, gambling activity.

Part VII of the Criminal Code establishes a number of offences related to gaming, betting, and lottery schemes, and also sets out a number of exemptions. The applicability of the various Criminal Code offences depends to a great extent on the nature of the specific gaming or betting activity itself, ancillary and related activities, and the extraterritorial limits of the Criminal Code. The Criminal Code does not specifically contemplate online gambling. The relevant provisions of the Criminal Code prohibit: (a) keeping a common gaming house (which requires a specific physical location); (b) betting activities; (c) games of pure chance; and (d) traditional gambling.

The Stars Group, aided by input from external legal advisors and The Stars Group’s Compliance Committee (as defined below), has formed the reasoned view that Part VII of the Criminal Code does not prohibit peer-to-peer online poker services, which are currently The Stars Group’s only real-money services accessible in Canada. Although no Canadian court has yet considered this question, The Stars Group holds this view because, among other reasons: (a) online poker does not occur in a specific physical location; (b) playing poker constitutes gaming and not “betting”; (c) poker is a game of skill with some element of chance; and (d) online poker, where the stakes are won and lost between the players who participate directly in peer-to-peer interactions around a virtual table, is not “traditional gambling” where players compete against the house. As such, The Stars Group does not currently hold or believe that it is required to hold a gaming license in any Canadian jurisdiction with respect to its online peer-to-peer poker offering. Although Canadian authorities have brought a number of prosecutions in relation to gaming, these are understood to have involved physical gaming operations based within the jurisdiction. A different interpretation of the Criminal Code may be adopted by a court of competent jurisdiction, which could have a material adverse effect on The Stars Group’s business, financial condition and operating results.

Germany (other than Schleswig-Holstein)

With respect to Germany (other than Schleswig-Holstein), The Stars Group’s online poker, casino and sports betting product offerings are accessible to customers in Germany pursuant to its Maltese licenses in accordance with the right to offer services freely across European Union member state borders set out in the Treaty on the Functioning of the European Union (“TFEU”). For information on The Stars Group’s operations in the State of Schleswig Holstein in Germany, see “—Germany—Schleswig Holstein” above.

The “Glücksspielstaatsvertrag” or Interstate Treaty on Gambling of July 1, 2012 (the “Treaty”) generally provides for Germany’s 16 states to assume responsibility for aspects of gambling regulation. Attempts have been made in Germany to maintain the state monopoly on lotteries, prohibit the offering of online casino games (including poker), and permit the licensing of only 20 sports betting operators. The German authorities, however, have been reluctant to initiate any enforcement actions regarding unlicensed online gaming services due to uncertainty over the compatibility of the Treaty with the TFEU, particularly in relation to sports betting subsequent to the February 2016 decision of the Court of Justice of the European Union (“CJEU”) in the Ince case (C-336/14). In the Ince case, the CJEU ruled that Germany runs an unlawful de facto state monopoly on sports betting due to the non-transparent, discriminatory licensing procedure under which private betting licenses could not be granted in practice all while the state-owned gaming operators are allowed to continue their respective businesses. The CJEU cited the incompatibility of the Treaty with the TFEU on the basis it does not observe the principles of equal treatment and non-discrimination on grounds of nationality and the consequent obligation of transparency. The CJEU’s judgment also called into question the regulation of online gaming in Germany as a whole, demanding clear licensing criteria. Given the CJEU’s position in February 2016 as well as wider European Union and domestic German concerns with the lawfulness of the Treaty, The Stars Group currently believes that it is justified in deriving revenue from the supply of The Stars Group’s online poker, casino and sports betting services to German customers using its Maltese licenses on the basis of the Treaty’s incompatibility with Germany’s obligations under the TFEU.

On October 27, 2017, the Bundesverwaltungsgericht (the “Federal Administrative Court of Germany”) published a press release detailing its decision to confirm the lawfulness of the Treaty’s current ban on unlicensed gambling. The Federal Administrative Court of Germany upheld two prohibition orders issued by the authorities of Baden-Württemberg against online gaming and sports betting operators based in Malta and Gibraltar. The Stars Group currently believes that the decision is unlikely to affect operators who applied for one of the 20 online betting licenses in Germany because in addition to the Ince case noted above, there exist various lower court decisions holding that process to have been deficient. In relation to online gaming, including poker, The Stars Group currently believes that there are still good arguments as to why the Treaty remains non-compliant with the TFEU. As such, The Stars Group continues to believe that it is justified in deriving revenue from the supply of The Stars Group’s online poker, casino and sports betting services to German customers using its Maltese licenses on the basis of the Treaty’s incompatibility with Germany’s obligations under the TFEU.

The Netherlands

The Stars Group’s online gaming offerings are also accessible to customers in the Netherlands pursuant to its Maltese licenses. The Dutch Betting and Gaming Act 1964 (the “BGA”) generally prohibits the provision of gambling without a license. It has been debated whether the BGA also applies to gambling provided via the Internet and if it is also applicable to actions taken outside of the Netherlands. However, the Dutch legislature passed a new law on July 7, 2016 introducing a new licensing framework for remote (and non-remote) gambling products as well as remote gambling regulations to implement the licensing regime. The Dutch senate passed the law on February 19, 2019, and The Stars Group currently expects that licensing under the new law will be available in 2021. The new law will introduce a point-of-consumption regime to allow operators wishing to provide their remote gambling products to persons in the Netherlands to apply for, and obtain, a license to do so.

In the meantime, the Dutch Gaming Authority will set out its approach to regulating gambling during the period pending the introduction of the new licensing regime, during which The Stars Group expects to be able to keep offering services to Dutch players.

Russian Federation

In the Russian Federation, The Stars Group’s primary offering is online poker offered in conjunction with the live events it sponsors in Sochi, Russia. These live events include (i) the PokerStars Championship Sochi, which included dozens of events with a centerpiece 150 million RUB (approximately $2.6 million) guaranteed main event, the largest guaranteed prize pool event in Russian poker history, (ii) a PokerStars Festival, and the European Poker Tour Sochi, which included 18 events with a total prize pool of approximately 286 million RUB (approximately $5 million). These live events also included a series of qualifying online events. The Stars Group is scheduled to hold the European Poker Tour Sochi again in March 2019, which is expected to include 23 events with a guaranteed prize pool for the Main Event of 150,000,000 RUB (approximately $2.25 million) and include a series of qualifying online events worldwide.

In November 2017, Russian President Putin signed a bill into law that introduced financial blocking measures in Russia for illegal gambling services (the “Financial Blocking Bill”), enforcement of which started in late May 2018. Although the Financial Blocking Bill does not clearly specify enforcement measures, as of the date of this annual information form certain measures to block certain transactions using domestic credit and debit cards have been implemented and some offshore payment processors and gambling companies have been “blacklisted”, which has caused certain locally licensed banking institutions to cease conducting business with such payment processors and gambling companies. The Stars Group is currently monitoring and assessing the actual and potential impact and disruptions to its business caused by the Financial Blocking Bill and it is engaging in various activities that it believes are and may continue to mitigate the potential impact of the Financial Blocking Bill. An example of The Stars Group’s mitigating activities is the marketing of its live events in Sochi, such as the European Poker Tour Sochi described above, which are being conducted in partnership with a land-based casino in Sochi. Nevertheless, the Financial Blocking Bill could materially adversely affect its business, results of operations and financial condition.

Switzerland

With respect to Switzerland, The Stars Group has received legal advice that, in the absence of any territorial connection to Switzerland, a foreign gaming operator cannot be liable for breach of gaming regulations under Swiss law. To The Stars Group’s knowledge, as of the date of this annual information form, the Swiss authorities have not sought to initiate any enforcement actions against offshore gaming operators. The Stars Group therefore relies on certain arguments on the lack of extra-territorial applicability and enforceability of Swiss law to support its continued offering of its online gaming products to customers located in Switzerland pursuant to its multi-jurisdictional licenses. In addition, The Stars Group continues to pay applicable VAT on its online poker offering in Switzerland. In June 2018, the Swiss government passed legislation that would provide for the grant of licenses to offer online gaming services to land-based gaming license holders in Switzerland. This legislation came into effect on January 1, 2019. On July 1, 2019, a licensing system will be launched that will allow holders of a local offline casino license to offer poker and casino games online. The Stars Group no longer offers sports betting or casino games and is preparing to launch a locally licensed poker offering as a supplier to a local casino.

Regulatory Strategy

The Stars Group seeks to ensure that it obtains all gaming licenses necessary to develop and offer its product offerings in the jurisdictions in which it operates, where its customers are located and/or where it is otherwise required to do so. In particular, The Stars Group intends to seek licensure with respect to more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes compliant with European Union law. Outside of the European Union, The Stars Group anticipates there may be a potential for the regulation of online gaming, including online poker, casino and/or betting, including with respect to shared liquidity, and that this may result in potential licensing or partnerships with private operators in various jurisdictions. The Stars Group supports the regulation of online gaming, including licensing and taxation regimes and pooled poker liquidity, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators and the gaming industry as a whole. The Stars Group expects to continue to invest substantial resources into these efforts, particularly in markets that management believes may in the future have the greatest impact on its business. The Stars Group strives to work with applicable governmental authorities to develop regulations that it expects would protect consumers, encourage responsible gaming, ensure reasonable levels of taxation and promote regulated gameplay. The Stars Group also strives to be among the first licensed operators to obtain gaming licenses and provide online gaming to customers in newly regulated jurisdictions, in each case to the extent it would be in furtherance of The Stars Group’s business goals and strategy and in compliance with its policies and procedures.

The Stars Group also seeks to ensure that its systems and product offerings comply with all the regulations and guidelines published by the gaming authorities that license The Stars Group. The Stars Group works with regulatory and governmental bodies to ensure its products, including the software and technological infrastructure underlying the same, undergo comprehensive, exhaustive and rigorous testing by such regulatory and governmental bodies, as well as by independent industry leading testing, accreditation and certification laboratories (including GLI and BMM). The objective of this testing is to certify to, among other things, security, conformity to applicable regulations and game integrity. The Stars Group seeks to meet or exceed best operational and customer protection practice requirements, each with an emphasis on fair and responsible gaming.

The methods and tools The Stars Group uses to permit or restrict access to its online gaming product offerings within a territory are mandated or approved by the applicable gaming regulatory authority in each jurisdiction where a subsidiary of The Stars Group holds a gaming license. In particular, The Stars Group employs the following methods and tools across such jurisdictions: (i) IP address blocking, which identifies the location of the player and blocks his or her IP address; and (ii) country-specific blocking based on the residence of the player. In certain jurisdictions, The Stars Group also employs geolocation blocking, which restricts access based upon the player’s geographical location determined through a series of data points such as mobile devices and wi-fi networks.

The Stars Group has a zero-tolerance approach to money laundering, terrorist financing, fraud, collusion and other forms of cheating and works with regulators and law enforcement globally on such matters. The Stars Group believes that it has a robust and extensive set of policies and procedures designed to identify such issues. Among other measures, it conducts escalating risk-based customer due diligence investigations and routinely monitors customer activity, including to identify the use of potential “proceeds of crime” in gaming. Customer activities that can trigger customer interactions initiated by The Stars Group include abnormal deposit and cashout patterns, customer-to-customer transfers and game play and prolonged, repetitive and unprofitable gaming. These are all monitored in accordance with local regulations and the guidelines of the relevant gaming authorities. The Stars Group also has a dedicated compliance team that works with The Stars Group’s employees and various departments to implement routine business activity monitoring and seeks to ensure that The Stars Group complies with its regulatory obligations under its gaming licenses, as well as with all the other law and regulation applicable to its business in each jurisdiction to which it is subject.

For further information regarding The Stars Group’s regulatory strategy and its commitment to ethical business conduct, see “—Technology Infrastructure, Supply Chain Management and Research and Development”.

Certain Other Regulatory Considerations

The Stars Group handles, collects, stores, receives, transmits and otherwise processes certain personal information of its customers and employees, which is subject to the laws relating to privacy as well as the protection and use of personal information that apply in various jurisdictions in which it operates and/or where its customers are located. Privacy and information protection laws, require, among other things, that entities collecting and processing such personal information do so in accordance with applicable legal and regulatory conditions. For example, the European Union General Data Protection Regulation (Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016) (the “GDPR”) cites as its core principles: (i) lawful, fair and transparent processing; (ii) processing for specific, explicit and legitimate purposes; (iii) that personal information be adequate, relevant and limited to what is necessary for the purposes in hand; (iv) that personal information be accurate and kept updated; (v) that personal data be retained for only as long as necessary; and (vi) appropriate security against loss, destruction, damage or theft is implemented. Failure to comply with applicable privacy and personal information laws can result in regulatory sanctions, fines and, in certain cases, criminal liability.

With regards to The Stars Group’s operations in Europe, particularly where the personal information being processed relates to residents of European Union member states, the European Union enacted the GDPR on May 25, 2018 to replace European Union Directive 95⁄46/EC as well as the national implementing legislation in each European Union member state. For example, the UK has adopted the GDPR along with supplementary legislation in the form of the Data Protection Act 2018. The GDPR imposes more stringent operational requirements for entities processing personal information and significant penalties for non-compliance. For instance, the GDPR introduces two categories of administrative fines depending on the seriousness of the breach that will range from: (a) up to €20 million or 4% of worldwide revenues of the preceding year (whichever is higher) for serious infringements; or (b) up to €10 million or 2% of worldwide revenues of the preceding financial year for less serious infringements. With respect to the GDPR, The Stars Group, among other things, maintains records of its data processing activities and carries out its own due diligence on entities that act as data processors on its behalf, and has introduced an automated process to delete personal information that is no longer in use. Additionally, to help ensure that personal information belonging to The Stars Group’s customers and employees will be processed in accordance with the GDPR (as well as any other relevant privacy and data and information protection legislation), The Stars Group has posted revised privacy statements together with updated terms and conditions for use of its product offerings on its websites.

The Stars Group is also subject to numerous other domestic and foreign laws and regulations. See also “Risk Factors and Uncertainties—Risks Related to the Business”. These can take the form of complex and evolving domestic and foreign laws and regulations regarding the Internet, privacy, data protection, competition, consumer protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to The Stars Group’s business practices, monetary penalties, increased operating costs, or declines in customer growth or engagement, or otherwise harm its business.

Responsible and Safer Gaming

The Stars Group views the safety and welfare of its customers as critical to its business and has made appropriate investments into people and processes to identify and protect vulnerable customers. Accordingly, The Stars Group is committed to industry-leading responsible gaming practices and seeks to provide its customers with the resources and services they need to play responsibly, including through its dedicated responsible gaming staff. These practices, resources and services include deposit limits, table and game play limits, voluntary restrictions on access and use of certain games, temporary self-exclusion and cooling off periods, voluntary permanent exclusions from The Stars Group’s offerings, sites and applications, and where relevant activity monitoring, including through the use of indicator reports and data science technology. The Stars Group has also partnered with various responsible gaming organizations that conduct research and offer education and direct counselling for players. These organizations include Adictel in France, GamCare and GambleAware in the UK, the National Council on Problem Gambling in the United States and GamblingTherapy.org worldwide. The Stars Group also promotes its responsible gaming tools, resources and initiatives on its websites and platforms and through other channels.

The Stars Group regularly submits its responsible gaming policies and procedures for independent accreditation via various expert organizations that have developed comprehensive responsible gaming standards and measurements designed to determine the effectiveness of a gaming company’s policies, procedures and practices in addressing problem gaming. Independent organizations that have accredited The Stars Group’s responsible gaming program include GamCare, The United States’ National Council on Problem Gambling and the Responsible Gambling Council of Canada.

In addition to The Stars Group’s various responsible gaming accreditations, it has also built strong relationships with various gaming-related regulatory and consumer protection bodies such as the Gambling Commission, the Independent Betting Adjudication

Service and the European Sports Security Association. Furthermore, SBG was the first online-only gaming company to join the Senet Group, an independent body set up to promote responsible gaming standards and ensure that the marketing of gaming is socially responsible.

Human Resources and Specialized Skills and Knowledge

As of December 31, 2018, The Stars Group, directly and through its subsidiaries, had approximately 4,516 employees of which approximately 3,402 were located in Europe, 351 in Canada, 453 in Australia, 67 in the United States, 187 in Latin America and 56 in Asia. These employees provide services in either general and administrative, marketing, operations, including customer support and services, information technology or R&D capacities, with operations comprising the largest department.

Although certain of The Stars Group’s employees may be or have been party to collective bargaining or related agreements and certain of The Stars Group’s employees in the European Union may be represented by labor unions, to its knowledge, the vast majority of its employees are not. The Stars Group has never experienced any employment-related work stoppages and believes its relationship with its employees is good.

The Stars Group values the benefits diversity can bring to its business, including diversity of personal characteristics such as age, gender, character, geographic residence, business experience (including financial skills and literacy), functional expertise, demonstrated leadership, stakeholder expectations and culture. It believes that diversity promotes the inclusion of different perspectives and ideas, and ensures that The Stars Group has the opportunity to benefit from all available talent. Women currently represent approximately 28% of The Stars Group’s workforce. The Stars Group has two women in key senior executive positions. As of the date of this annual information form, The Stars Group has not adopted a target for female executive officers. The Stars Group has identified a need to increase the number of women employees in the organization and to include diversity, including gender diversity, in its talent management programs. The Stars Group has begun identifying and reporting to senior management and the Corporate Governance and Nominating Committee (as defined below) of the Board of Directors (the “Board”) on the diversity of its workforce with a view to identify diversity gaps, workplace policies to better recruit and retain female employees and The Stars Group’s progress in increasing the number and proportion of female members of management and executive officers.

The development, design, marketing and distribution of The Stars Group’s current product offerings require specialized skills and knowledge, particularly in software architecture, development, conceptualization and graphic design, as well as in the online poker, casino and betting lines of operation. The Stars Group believes it has personnel with the required specialized skills and knowledge to carry out its operations. While the current labor market in the industries and locations in which The Stars Group operates is highly competitive, The Stars Group expects to, but there can be no assurance that it will, attract and maintain appropriately qualified employees for fiscal year 2019. If The Stars Group fails to attract and maintain appropriately qualified employees, its business, financial condition and operating results could be materially adversely affected. See also “Risk Factors and Uncertainties—Risks Related to the Business”, including “—Failure to attract, retain and motivate key employees may adversely affect The Stars Group’s ability to compete and the loss of the services of key personnel could have a material adverse effect on its business.”

Facilities

The Stars Group maintains approximately 25 offices internationally. The Stars Group’s headquarters are located in Toronto, Ontario, Canada, where its general and administrative departments and its corporate finance functions are based and primarily operate. These premises are leased and consist of approximately 5,283 square feet of space, with a lease term that expires on August 31, 2022.

Stars Interactive Group is headquartered in Douglas, Isle of Man, and its senior management is based there as well as staff in its general and administrative, marketing and technology departments. Stars Interactive Group’s headquarters consists of approximately 65,000 square feet of office space, which is owned by a subsidiary of The Stars Group. Technology services are also provided by staff based out of offices in Dublin and suburban Toronto.

SBG is headquartered in Leeds, England, and its senior management is based there as well as staff in its general and administrative, marketing and technology departments. SBG’s headquarters consists of approximately 100,000 square feet of office space, which is leased by a subsidiary of The Stars Group. Technology services are also provided by staff based out of offices in Sheffield, Birmingham and London.

The Stars Group, through its subsidiaries, also leases office space in or near Austin (Texas, United States), Fort Lauderdale (Florida, United States), Linwood (New Jersey, United States), London (England), Leeds (England), Malta, San Jose (Costa Rica), Sofia (Bulgaria), Toronto (Ontario, Canada), Sydney (Australia), Melbourne (Australia) and Darwin (Australia) and elsewhere internationally.

The Stars Group, through its subsidiaries, has data centers and transit points of presence throughout Europe and in certain other locations around the world, including through cloud based services. These include (i) approximately 24 data center facilities leased in various jurisdictions around the world, including the Isle of Man, France, Germany, Italy, Portugal, Spain, Malta, the Netherlands,

Bulgaria, Romania, the United States, Australia, Hong Kong, Guernsey and the UK, and (ii) approximately seven transit points of presence leased in the UK, the United States, the Netherlands, France and Italy.

The Stars Group believes that its facilities are suitable and adequate for its current needs.

General Development of the Business

The Stars Group was incorporated in 2004 and completed its initial public offering and listing on the TSX Venture Exchange in July 2010. The Stars Group graduated to the Toronto Stock Exchange (“TSX”) in October 2013, was added to the S&P/TSX Composite Index in September 2014, and was listed on the Nasdaq Global Select Market in June 2015. In August 2014, The Stars Group completed the acquisition of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group” and such acquisition, the “Stars Interactive Group Acquisition”), which transformed its operations into primarily a B2C online gaming business. Following the Stars Interactive Group Acquisition and as described below, The Stars Group explored additional strategic opportunities resulting in the divestment of its then-remaining B2B assets and its transformation into a pure-play consumer technology company. In 2018, The Stars Group completed the Acquisitions, which further transformed and diversified its operations into its current online gaming business. For a description of The Stars Group’s current online gaming business and the general development of the same, see “Business of the Corporation—Overview” above. The Stars Group believes that these strategic transactions, along with certain financings and capital markets activities, corporate initiatives and other announcements, each as further detailed below or elsewhere in this annual information form and the 2018 Annual MD&A have been the primary influence on the general development of its business during the last three completed financial years.

Divestiture of the Former B2B Business and Non-Core Gaming Investments (2015-2017)

Until July 31, 2015, when The Stars Group completed the disposition of its then-remaining B2B assets, its B2B business consisted of the operations of certain of its subsidiaries, which offered interactive and land-based gaming solutions. The Stars Group’s B2B business at that time included the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and governmental agencies and bodies. The Stars Group’s former B2B solutions were designed to provide end-users with popular, engaging and cutting-edge content across multiple formats and through a secure technology environment. The Stars Group developed its former portfolio of solutions through both internal development and strategic acquisitions, including Ongame Network Ltd., Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.), CryptoLogic Ltd., Cadillac Jack Inc., and Diamond Game Enterprises, all of which provided technology, content and services to a diversified customer base in the regulated gaming industry. As previously reported, The Stars Group divested these and other non-core gaming investments to, among other things, expedite The Stars Group’s overall business strategy.

2018 Acquisitions

Australian Acquisitions

On February 27, 2018, a subsidiary of The Stars Group acquired a 62% equity interest in TSG Australia Pty Ltd (formerly CrownBet Holdings Pty Limited) and its subsidiaries and affiliates (“BetEasy”) from Crown Resorts Limited. On March 6, 2018, The Stars Group also entered into agreements to increase its equity interest in BetEasy from 62% to 80% and for BetEasy to acquire TSGA Holdco Pty Limited (formerly William Hill Australia Holdings Pty Ltd) and its subsidiaries and affiliates (“TSGA” and such acquisitions, collectively the “Australian Acquisitions”), an Australian-based online sportsbook, and on April 24, 2018, The Stars Group and BetEasy completed these transactions. The Australian Acquisitions created the third largest operator in Australia and enhance The Stars Group’s position for the potential legalization of online poker in Australia as well as increase its proportion of revenues generated from regulated markets and improve the geographic diversification of revenues.

SBG Acquisition

On July 10, 2018, a subsidiary of The Stars Group acquired Cyan Blue Topco Limited and its subsidiaries and affiliates (collectively, “Sky Betting & Gaming” or “SBG” and such acquisition, the “SBG Acquisition”). SBG operates mobile-led betting, poker and gaming platforms primarily in the United Kingdom. SBG benefits from its strong relationship with Sky and the Sky brand, and leverages Sky’s entertainment heritage to appeal to a growing, mass-market customer base in the fast-growing mobile channel. See “Business of the Corporation—SBG’s Relationship with Sky”. SBG generates 100% of its revenue from regulated or taxed markets. On October 11, 2018, the UK Competition and Markets Authority cleared the SBG Acquisition following its Phase 1 review under the Enterprise Act 2002, which permitted The Stars Group to begin executing on its integration plans. Management believes that SBG is a key component of its strategic plan to grow market share both globally and in key markets. The SBG Acquisition transformed The Stars Group’s business by, among other things: (i) improving its revenue diversity, creating a more balanced spread across poker, casino and betting with a broad geographic reach; (ii) increasing its presence in locally regulated or taxed markets; (iii) helping develop betting as a second customer acquisition channel, complementing its core offerings and creating an opportunity to cross-sell players across multiple lines of operation; and (iv) enhancing its product offerings and technology through the addition of SBG’s innovative betting and casino offerings and portfolio of popular mobile apps.

The entities that ultimately became SBG were created in 2000 with the acquisition by Sky plc (together with all its subsidiaries, collectively “Sky”) of Sports Internet Group, which included an online sports betting company called Surrey Sports. Sky rebranded Surrey Sports as Sky Bet in 2002 to leverage the growing strength of the Sky brand and to pioneer interactive TV betting. Over time TV started to decline as a platform for transactions of all kinds, which led SBG to gradually expand its focus to internet and mobile phones. In March 2015, CVC Capital Partners acquired an 80% share in SBG from Sky, which facilitated the growth of the business and the Sky Bet brand into a leader in the online betting and gaming industry.

To pay for the SBG Acquisition, The Stars Group used a combination of cash and equity. To finance the cash portion of the purchase price, repay The Stars Group’s then-existing first lien term loans and repay SBG’s then-existing long-term debt, The Stars Group used cash on its balance sheet and raised $4.567 billion in first lien term loans, $1.00 billion in 7.00% unsecured senior notes (the “Senior Notes”) and $621.8 million of net proceeds (before expenses), excluding the overallotment, from the issuance of Common Shares as a result of the previously disclosed underwritten public offering of Common Shares at a price of $38.00 per share. The Corporation also obtained a new first lien revolving facility of $700.0 million, of which it had drawn $100.0 million as of completion of the SBG Acquisition (which as of the date hereof has subsequently been repaid). The Stars Group also issued to the sellers of SBG 37.9 million newly issued Common Shares (collectively with the foregoing, the “SBG Financing”). See note 17 in the 2018 Annual Financial Statements for additional information.

For additional information on the SBG Acquisition, see The Stars Group’s Business Acquisition Report (Form 51-102F4), dated September 17, 2018, which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Risk Factors and Uncertainties

Certain factors may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should consider carefully the risks and uncertainties described below, in addition to other risks and information included in this annual information form, the 2018 Annual Financial Statements and 2018 Annual MD&A, as well as in other filings The Stars Group has made and may make in the future with the applicable securities authorities. Additional risks and uncertainties that The Stars Group is currently unaware of, or that it currently believes are not material, may also become important factors that should be considered. If any of the following or other risks actually occur, The Stars Group’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of its securities could decline, and investors could lose part or all of their investment.

Risks Related to the Business

If The Stars Group fails to retain existing customers or add new customers, or if its customers decrease their level of engagement with its product offerings, The Stars Group’s revenue, financial results, and business may be significantly harmed.

The size of The Stars Group’s active customer base, specifically of net depositing customers, and the level of engagement of such customers are critical to its success. The financial performance of The Stars Group has been and will continue to be significantly determined by its success in adding, retaining, engaging and monetizing active customers of its product offerings, in particular high-value, net-depositing customers (primarily recreational players). If people do not perceive The Stars Group’s product offerings as enjoyable, reliable, relevant and trustworthy it may be unable to attract or retain customers or otherwise maintain or increase the frequency and duration of their engagement. A number of other online gaming and interactive entertainment companies that achieved early popularity have since seen their active customer bases or levels of engagement decline. The Stars Group’s strategy is to increase engagement, retention and monetization of customers, particular those it deems of higher value, but there is no guarantee that The Stars Group will not experience an erosion of its active customer base or engagement or monetization levels among such customers in the future. For example, since the beginning of 2016, The Stars Group has improved its poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players) and reduce incentives for high-volume, net-withdrawing customers. As a result of this change in the poker ecosystem, The Stars Group experienced, and may continue to experience, an expected overall decrease in the volume of gameplay and total deposit balances held by high-volume, net-withdrawing players. The Stars Group’s customer engagement patterns have changed over time, and customer engagement can be difficult to measure, particularly as customers continue to engage increasingly via mobile devices and as The Stars Group introduces new and different product offerings. Any number of factors could potentially negatively affect customer retention, growth and engagement, including if:

•	customers increasingly engage with the products or services of The Stars Group’s competitors;
•

The Stars Group fails to introduce, or delays the introduction of, new products or services (whether developed internally, licensed or otherwise obtained or developed in conjunction with third parties) that users find engaging or that work with a variety of operating systems or networks, or if it introduces new products or services, including using technologies with which it has little or no prior development or operating experience, or changes to its existing products or services, that are not favorably received by customers;
•

customers have difficulty installing, updating or otherwise accessing The Stars Group’s product offerings on desktops or mobile devices as a result of actions by it or third parties that it relies on to distribute and deliver its product offerings, or The Stars Group fails to price its product offerings competitively or provide adequate customer service;

•

there are decreases in customer sentiment about the quality of The Stars Group’s product offerings or concerns related to privacy, safety, security or other factors, or technical or other problems prevent The Stars Group from delivering its product offerings in a rapid and reliable manner or otherwise affect the customer experience, such as security breaches or failure to prevent or limit spam or similar content;

•

new industry standards are adopted or customers adopt new technologies where The Stars Group’s product offerings may be displaced in favor of other products or services, may not be featured or otherwise available, or may otherwise be rendered obsolete and unmarketable;

•

there are adverse changes in The Stars Group’s product offerings that are mandated by legislation, regulatory authorities or litigation, including settlements, or The Stars Group does not obtain applicable regulatory or other approvals or renewals of such approvals to offer, directly or indirectly, its product offerings in new or existing jurisdictions;

•	The Stars Group adopts policies or procedures related to areas such as customer data and information that are perceived negatively by its customers or the general public;
•

The Stars Group elects to focus its customer growth and engagement efforts more on longer-term initiatives, or if initiatives designed to attract and retain customers and engagement are unsuccessful or discontinued, whether as a result of actions by The Stars Group, third parties or otherwise;

•	The Stars Group or other companies in the industries in which it operates are the subject of adverse media reports or other negative publicity; or
•

The Stars Group fails to effectively anticipate or respond to customers’ continuously changing and dynamic needs, demands and preferences, such as new poker variants or casino games, or innovative types of betting or betting related to new or popular sporting events, as well as emerging technological trends, or its competitors more effectively anticipate or respond to the same.

If The Stars Group is unable to maintain or increase its customer base or engagement, or effectively monetize its customer base’s use of its product offerings, its revenue and financial results may be adversely affected. Any decrease in customer retention, growth or engagement could render The Stars Group’s products less attractive to customers. If The Stars Group’s active customer growth rate slows, it becomes increasingly dependent on its ability to maintain or increase levels of customer engagement and monetization in order to drive revenue growth, particularly with respect to high-value, net-depositing customers (primarily recreational players).

If The Stars Group is unable to build, maintain and enhance its brands, or if events occur that damage its reputation and brands, its ability to expand its customer base may be impaired and its business and financial results may be harmed.

The Stars Group believes that its brands, particularly PokerStars and related brands such as Sky Bet, have significantly contributed to the success of its business. The Stars Group also believes that building, maintaining and enhancing its brands, including its newer brands, and certain brand arrangements that it may enter into or maintain following the Acquisitions, is critical to expanding its customer base and generating revenue, in particular in new markets such as the United States. Building, maintaining and enhancing The Stars Group’s brands will depend largely on its ability to continue to successfully provide enjoyable, reliable, trustworthy and innovative products with adequate customer service. It will also depend on its ability to successfully maintain or advance its internal marketing and branding functions and its ability to establish and develop new relationships and build on existing relationships with ambassadors and service providers on which it relies to promote its product offerings. The Stars Group may introduce new product offerings, programs, terms of service or policies, including those related to loyalty programs, pricing and security, make decisions regarding regulation, user privacy, payments and other issues, and continue to experience media, legislative and regulatory scrutiny as it relates to The Stars Group, its directors, employees, contractors, vendors, joint venture partners or any of the foregoing that were previously associated with The Stars Group, or the online gaming industry in general, that customers do not like, all of which may negatively affect its brands. The Stars Group’s brands may also be negatively affected by the actions of customers, employees, contractors or vendors that are deemed to be hostile or inappropriate to other customers, including through the use of certain software to gain an advantage over other customers, or by the use of The Stars Group’s product offerings or of companies that provide similar products and services, for illicit, objectionable or illegal ends. In addition, The Stars Group cannot provide assurance that its current or former directors, officers, employees, ambassadors or service providers will act in a manner that will promote the success of The Stars Group or its product offerings. Maintaining and enhancing The Stars Group’s brands may require it to make or incur substantial investments, costs or fees. If The Stars Group fails to successfully promote and maintain its brands or if it incurs excessive expenses in this effort, it could adversely affect the size, engagement and loyalty of The Stars Group’s customer base and result in decreased revenue, which could adversely affect its business and financial results.

The online gaming and interactive entertainment industries are intensely competitive and The Stars Group’s potential inability to compete successfully could have a significant adverse impact.

There is intense competition among online gaming and interactive entertainment providers, and the online gaming and interactive entertainment industries are characterized by dynamic customer demand and technological advances. A number of established, well-financed companies producing online gaming and/or interactive entertainment products and services compete with The Stars Group’s product offerings. Such competitors may spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than The Stars Group, which could negatively impact its business. Furthermore, new competitors, whether licensed or not, may enter The Stars Group’s key product and/or geographic markets. There has also been considerable consolidation among The Stars Group’s competitors in the gaming industry. Such consolidation and future consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share, expand product offerings and broaden their geographic scope of operations.

As a result of the foregoing, among other factors, The Stars Group must continually introduce and successfully market new and innovative technologies, product offerings and product enhancements to remain competitive and effectively stimulate customer demand, acceptance and engagement. The process of developing new product offerings and systems is inherently complex and uncertain, and new product offerings may not be well received by customers, even if well-reviewed and of high quality. Even if The Stars Group’s new product offerings attain market acceptance, those new product offerings could cannibalize its current product offerings’ market share or share of its customers’ wallets in a manner that could negatively impact such product offerings’ ecosystem. Although The Stars Group intends to continue investing in its R&D efforts, there can be no assurance that such investments will lead to successful new technologies or timely new product offerings or enhanced existing product offerings, in each case with product life cycles long enough for the product offering to be successful. Furthermore, The Stars Group may not recover the often substantial up-front costs of developing and marketing new technologies and product offerings, or recover the opportunity cost of diverting management and financial resources away from other technologies and product offerings. Additionally, if The Stars Group cannot efficiently adapt its processes and infrastructure to meet the needs of its product offering innovations, its business could be negatively impacted. For example, although The Stars Group has and continues to be a significant market leader in online poker, it has only recently, including through the Acquisitions as well as organic growth, become a more substantial market leader in online casino and betting, where competition is significant and formidable. While The Stars Group currently monetizes certain of these offerings, in the future it may not be successful in its efforts to generate consistently meaningful revenue from such offerings in either the short or long terms.

In an effort to remain competitive, The Stars Group has established a business strategy, which it continuously reviews and updates as appropriate based on developments in, among other things, the industries in which it operates, technology and cybersecurity and The Stars Group’s business and operations. This strategy is based on estimates, projections and assumptions of The Stars Group and certain third parties. The validity of its and their assumptions, including, among others, those regarding the size and availability of current and future potential markets, economic conditions, customer preferences, timeliness of product development, pricing, growth rates and availability of capital, could affect The Stars Group’s strategy and strategic decisions. There can be no assurances that The Stars Group’s strategy is appropriate or that it will succeed in implementing its strategy, and, even if successful, there is no guarantee that the revenue and cash flow generated as a result of its strategy will be greater than the revenue and cash flow that The Stars Group would have generated if it had pursued a different strategy.

The Stars Group’s business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which it operates.

The Stars Group believes that demand for entertainment and leisure activities, including gaming, can be highly sensitive to changes in consumers’ disposable income, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond its control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, and increasing fuel or transportation costs or the perception by customers of weak or weakening economic conditions, may reduce customers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as online gaming. As a result, The Stars Group cannot ensure that demand for its product offerings will remain constant. Adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding epidemics and the spread of contagious diseases, could lead to a further reduction in discretionary spending on leisure activities, such as gaming. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could adversely affect the demand for The Stars Group’s product offerings, reducing its cash flows and revenues. If The Stars Group experiences a significant unexpected decrease in demand for its product offerings, its business may be harmed.

The Stars Group’s financial results will fluctuate from quarter to quarter and are difficult to predict.

The Stars Group’s quarterly financial results have fluctuated in the past and will fluctuate in the future. Additionally, The Stars Group has a limited operating history with the current scale of its business, particularly with respect to certain of its newer product offerings, such as online casino and betting, which makes it difficult to forecast its future results. For example, The Stars Group may be unable to accurately predict the anticipated margin variances on such newer product offerings. Additionally, as noted above, The Stars Group’s betting operations have significant exposure to, and may be materially impacted by, sporting results and calendars, which can result in short-term volatility in betting win margins, thus impacting revenues. Consequently, investors should not rely upon The Stars Group’s past quarterly financial results as indicators of future performance. Investors should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving, highly regulated and competitive markets. The Stars Group’s financial results in any given quarter can be influenced by numerous factors, many of which it is unable to predict or are outside of its control, including the impact of seasonality and The Stars Group’s betting results, as described above under “Business of the Corporation—Seasonality and Other Factors Impacting the Business”, and the other risks and uncertainties set forth in this annual information form, particularly those risks related to The Stars Group’s regulatory environment.

In online casino, operator losses are limited per stake to a maximum payout. When looking at bets across a period of time, operator losses can potentially be larger in the short term, although in practice, this does not happen quickly and thus The Stars Group can take mitigating action. Given the high volume of the business and the statistical gross win margin embedded within all casino games, major operator losses are infrequent over long periods. However, The Stars Group’s quarterly financial results may also fluctuate based on whether it pays out any jackpots to its customers during the relevant quarter. Except for SBG’s limited participation in a network progressive jackpot program for certain of its casino offerings (the “Network Progressive Jackpot Games”), The Stars Group and its subsidiaries do not participate in such a program, and instead offer an equivalent system in which only its own customers participate. This means that other than with respect to the Network Progressive Jackpot Games, The Stars Group does not make contributions to a third-party central fund as the progressive jackpot builds up (because it is the only operator in the program, this would serve no purpose), and if a customer wins the progressive jackpot there is no third-party central fund to cover the payout. Accordingly, while The Stars Group maintains a provision for these progressive jackpots, the cost of the progressive jackpot payout would be a cash outflow for the business in the period in which it is won with a potentially significant adverse effect on The Stars Group’s financial condition and cash flows. Statistically, the likelihood of significant jackpot wins, either individually or in the aggregate, is extremely low and the algorithms of the slots games are such that the number of high winners overall is low, but because the winning is underpinned by a random mechanism, The Stars Group cannot predict with absolute certainty when a jackpot will be won.

Changes in tax laws or administrative policies related to tax could materially affect The Stars Group’s financial position and results of operations.

Changes in tax laws or administrative policies related to tax usually impact either or both of direct gaming taxes and corporate income and digital taxes, and any such changes could materially affect The Stars Group’s financial position and results of operations. The jurisdictions where The Stars Group’s product offerings are made available or accessible are frequently changing the tax laws and/or administrative policies related to the gaming industry due to, among other things, fiscal and political pressures.  These changes can have a material impact on The Stars Group’s financial position and results of operations.

For example, with respect to direct gaming taxes, UK government announced that the UK Remote Gaming Duty (“RGD”) payable on poker and casino revenue will increase from 15% to 21% on April 1, 2019, and effective January 1, 2019, the Italian government increased the gaming duty payable on poker and casino revenue from 20% to 25% and such duty on betting revenue from 22% to 24%. In addition, on January 1, 2019, Romania implemented a new 2% tax calculated on all deposits received from players. While some jurisdictions have increased or have announced increases to the taxes on gaming-related activities, others jurisdictions have deceased or announced decreases to such taxes, like Spain, which decreased the Spanish Gaming Duty rate from 25% to 20% effect from July 1, 2018.

In the event that The Stars Group increases the percentage of its total revenues that are derived from operations in nationally or locally regulated jurisdictions, it may result in increased operating costs (including increased gaming taxes such as gaming duty and VAT) and effective tax rates of The Stars Group and its subsidiaries, which could have adverse consequences on its business, results of operations, cash flows or liquidity.

Furthermore, certain jurisdictions in which The Stars Group or its subsidiaries operate either tax or have proposed to tax players’ gaming winnings or impose a withholding obligation on foreign online gaming operators with respect to gaming winnings, which could make The Stars Group’s offerings less attractive to players in those jurisdictions.

With respect to corporate income and digital taxes, the Organization for Economic Cooperation and Development (“OECD”) has been working on its Base Erosion and Profit Shifting (“BEPS”) project since 2012 to address gaps and mismatches in tax rules that it believes facilitated the artificial shifting of profits across the world. The BEPS project resulted in many countries agreeing to certain minimum standards to counteract base erosion and profit shifting, changing the taxation framework for multinational groups (such as The Stars Group). In 2017, a multilateral instrument was signed to efficiently implement these changes as relevant to international double tax treaties. The BEPS project has changed the global approach and attitude for addressing tax avoidance, and while collective actions are currently being taken, tax authorities may take additional unilateral actions as has already occurred in the UK (i.e., diverted profits tax) and other countries. In addition, the OECD, European Commission and certain countries are considering whether further changes are required to address specific issues in relation to taxing the digital economy/digital transactions. Any developments that arise in this area could significantly impact The Stars Group and its tax costs.

Several European countries have since determined that the BEPS project did not go far enough to protect their tax base from multinational digital companies, which many perceive as not paying sufficient taxes in the jurisdictions where their customers or users reside.  These countries generally believe there is a mismatch between the location where profits are currently taxed and how certain digital activities create value.  This has resulted in several proposals for taxes with rates ranging from 2% to 5% based on gross revenue. These proposed taxes, commonly known as digital services taxes (“DSTs”) are intended to capture the value generated by certain digital business models such as search engines, social media platforms and online marketplaces.  While The Stars Group currently believes that online gaming businesses are not the target of DSTs, tax authorities could seek to apply DSTs to The Stars Group’s revenues, in particular poker revenues, depending on the terms of the applicable legislation.  Italy and France have recently announced DSTs, which will be effective during 2019, but they have not yet released any detailed guidance on how those DSTs will be applied. As at the date of this annual information form, Austria, Spain, the UK and Australia, among others have also either announced plans for a DST or are in the process of consulting on one. The European Union and the OECD are also continuing their efforts for a coordinated approach on DSTs.

Effective at January 1, 2018 the U.S. government enacted the most comprehensive tax reform in over 20 years, but due to The Stars Group’s profile and current U.S. operations, the tax reform has not yet had a material impact on its current tax position. However, given recent developments in the U.S. gaming market, this tax reform may in the future have more of an impact on its future tax positions, results of operations, cash flows and financial condition.

The Stars Group’s substantial indebtedness requires and will continue to require that it use a significant portion of its cash flow to make debt service payments, and it may not generate sufficient cash flows to meet its debt service obligations, which could have significant adverse consequences on it and its business.

As at December 31, 2018, The Stars Group and its subsidiaries had $5.45 billion of outstanding long-term indebtedness. The Stars Group’s substantial indebtedness could have significant adverse consequences on it and its business, including:

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on its indebtedness, therefore reducing its ability to use cash flow to fund its operations, growth strategy, working capital, capital expenditures, potential future business opportunities and other general corporate purposes;

•

making it more difficult for it to make payments on its indebtedness, and any failure to comply with the obligations of any of its debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing its indebtedness;

•	limiting its ability to obtain additional financing for working capital, capital expenditures, debt service requirements, R&D, acquisitions and general corporate or other purposes;
•	reducing its flexibility in planning for, or reacting to, changes in its operations, business or industry;
•

prohibiting it from making strategic acquisitions, developing new products and product features, introducing new technologies, exploiting business opportunities, expanding within existing or into new lines of operation or geographies, or causing it to make non-strategic divestitures;

•	placing it at a competitive disadvantage as compared to its less-leveraged competitors;
•	making it more vulnerable to downturns in its business, industry or the economy;
•	negatively affecting its ability to renew gaming and other licenses; and
•	exposing it to increased interest rate risk as certain of its borrowings have variable interest rates.

The Stars Group’s ability to make scheduled payments on or to refinance its debt obligations and to make distributions to enable it to service its debt obligations depends on a number of variables that may affect its and its subsidiaries’ financial and operating performance and the ability to generate cash from their operations. These variables are subject to prevailing economic and competitive conditions and to certain financial, business, legal, regulatory and other factors beyond The Stars Group’s and its subsidiaries’ control, including fluctuations in interest rates, market liquidity conditions, operating costs and trends in the industries in which they operate. If

The Stars Group’s and its subsidiaries’ cash flows and capital resources are insufficient to fund its debt service obligations, then it may be forced to reduce, delay or cease business activities, investments, expansion or capital expenditures, sell assets, seek additional capital, including through additional indebtedness or through dilutive financings, or restructure or refinance its indebtedness. Depending on the capital markets at the time of any such restructuring, refinancing or capital raise, it is possible that the same could be available only on unattractive terms, if at all, leading to potentially significant increases in debt service costs and interest expenses and could potentially result in additional restrictions on The Stars Group’s operations. Any default by The Stars Group in meeting its debt service obligations in a timely manner would have a material adverse effect on its business, operating results and financial condition.

As of December 31, 2018, a significant portion of The Stars Group’s total debt was subject to variable interest rates, which exposes The Stars Group to interest rate risk. If interest rates were to increase, The Stars Group’s debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and as a result, The Stars Group’s net income and cash flows, including cash available for debt service, would correspondingly decrease. Although The Stars Group has entered into, and from time to time in the future may enter into additional, hedging instruments that it anticipates will result in fixed interest rates and/or lower interest payments on existing debt and potentially mitigate the impact of interest rate and exchange rate fluctuations, in particular in the Euro and British pound sterling to U.S. dollar  exchange rates with respect to such debt, there can be no assurance that the anticipated benefits will be realized and as such, The Stars Group remains subject to the risk of fluctuations in interest and exchange rates described herein. Further, The Stars Group may decide to not maintain interest rate swaps with respect to some or all of its variable rate indebtedness, and any swaps it enters into may not fully mitigate its interest rate risk.

The Stars Group’s capital allocation policies, strategies and decisions, including its recent decision to prepay certain amounts of its outstanding debt, limit its ability to pursue other strategies that may be beneficial to its business. There can be no assurances that The Stars Group’s capital allocation policies, strategies and decisions will be appropriate in light of then-current market conditions, and The Stars Group could be unable to expand into additional markets or offer additional products and services due to capital allocation constraints.

For additional information on The Stars Group’s outstanding long-term debt, including amounts outstanding, interest, and certain restrictions and requirements, see the 2018 Annual MD&A, including under the heading “Liquidity and Capital Resources” and the 2018 Annual Financial Statements.

Integrating SBG’s business into The Stars Group’s business may divert management’s attention away from operations, and The Stars Group may also encounter significant difficulties in integrating the two businesses.

Successful integration of SBG’s operations, products and personnel into those of The Stars Group may place a significant burden on management and other internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration process could harm The Stars Group’s business, financial condition and results of operations. In addition, uncertainty about the effect of the SBG Acquisition on employees, customers, suppliers, partners, and other third parties, including regulators, may have an adverse effect on The Stars Group and SBG. These uncertainties may impair The Stars Group or SBG’s ability to attract, retain and motivate key personnel for a period of time after the SBG Acquisition, and could cause customers, suppliers and others who deal with The Stars Group and SBG to seek to change existing business and other relationships. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with The Stars Group, The Stars Group’s business could be harmed.

Furthermore, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, and loss of customers and other relationships. The difficulties of combining the operations of the companies include, among others, difficulties in:

•	integrating operations and systems;
•	conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures;
•	assimilating employees, including possible culture conflicts and different opinions on technical decisions and product roadmaps;
•	managing the expanded operations of a larger and more complex company, including coordinating a geographically dispersed organization; and
•	keeping existing customers and obtaining new customers.

Many of these factors will be outside The Stars Group’s control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact its business, financial condition and results of operations.

The Stars Group may not realize any or all of its estimated operational improvements, revenue synergies and cost savings with respect to the Acquisitions, which would have a negative effect on its results of operations.

As part of The Stars Group’s business strategy, it has and expects to continue to implement certain operational improvements, revenue synergies and cost savings initiatives following the Acquisitions. Any synergies and cost savings that The Stars Group realizes from such efforts may differ materially from its estimates. Those estimates are The Stars Group’s current estimates as at such time, but they involve risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such estimates. In addition, any synergies and cost savings that The Stars Group realizes may be offset, in whole or in part, by reductions in revenues, or through increases in other expenses, including costs to achieve its estimated synergies and cost savings, some of which are described below. The Stars Group’s operational improvements and cost savings plans are subject to numerous risks and uncertainties that may change at any time. The Stars Group cannot provide assurance that its initiatives will be completed as anticipated or that the benefits it expects will be achieved on a timely basis or at all. Even though The Stars Group has completed the Acquisitions, it may be unable to implement its operational improvements or cost savings programs within its anticipated timeline and it may take longer than expected to achieve the run-rate level of anticipated synergies and cost savings. Although The Stars Group believes these estimates and assumptions to be reasonable, investors should not place undue reliance upon them.

In addition to the costs related directly to the Acquisitions, The Stars Group incurred and expects to continue to incur significant costs, some of which are recurring while others are non-recurring, in connection with integrating SBG’s operations, products and personnel into The Stars Group’s business. These costs may include costs for:

•	employee retention, redeployment, relocation or severance;
•	integration, including of people, technology, operations and information systems;
•	combination of corporate and administrative functions, marketing and operational teams and processes; and
•	maintenance and management of customers and other assets.

While The Stars Group has incurred a significant amount of transaction fees and other one-time costs related to the Acquisitions, additional unanticipated costs may yet be incurred, which cannot be estimated accurately at this time.

The Stars Group incurred and issued, as applicable, significant new indebtedness in connection with the Acquisitions, net of debt refinanced in connection therewith. This debt may limit The Stars Group’s financial and operating flexibility, and it may incur additional debt, which could increase the risks associated with its substantial indebtedness. The Stars Group’s substantial indebtedness may have material consequences for its business, financial condition and results of operations. See “—The Stars Group’s substantial indebtedness requires and will continue to require that it use a significant portion of its cash flow to make debt service payments, and it may not generate sufficient cash flows to meet its debt service obligations, which could have significant adverse consequences on it and its business.”, “—The Stars Group’s secured credit facilities and unsecured bonds contain covenants and other restrictions that may limit its flexibility in operating its business.” and “—The Stars Group’s substantial indebtedness requires and will continue to require that it use a significant portion of its cash flow to make debt service payments, and it may not generate sufficient cash flows to meet its debt service obligations, which could have significant adverse consequences on it and its business.”

The Stars Group is subject to foreign exchange and currency risks that could adversely affect its operations, and its ability to mitigate its foreign exchange risk through hedging transactions may be limited.

The Stars Group is exposed to foreign exchange risk with respect to customer purchasing power and the translation of foreign-currency-denominated balance sheet accounts into U.S. dollar-denominated balance sheet accounts. The primary depositing currencies on The Stars Group’s product offerings are currently currencies other than the U.S. dollar. However, with respect to the International segment, the primary currency of customer game play is the U.S. dollar and a significant portion of its expenses are incurred in Canadian, U.S. and Australian dollars, Euros and British pounds sterling. Consequently, past and potential future weakness in these and certain other global currencies against the U.S. dollar decreases the purchasing power of the Corporation’s International segment customer base, which could cause those customers to be unwilling to deposit and spend the same or similar amounts that they may otherwise deposit or spend.

In addition, The Stars Group’s consolidated financial results, in particular with respect to its UK and Australia segments, are significantly affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposure arises from current transactions and anticipated transactions denominated in currencies other than the U.S. dollar and from the translation of foreign-currency-denominated balance sheet accounts into U.S. dollar-denominated balance sheet accounts. Exchange rate fluctuations could materially adversely affect The Stars Group’s operating results and cash flows and the value of its foreign assets.

While The Stars Group has certain natural expense hedges and has entered and may in the future enter into derivative and hedging instruments intended to mitigate foreign currency exchange risk, there can be no assurance it will do so or that any instruments that it enters into will successfully mitigate such risk. If The Stars Group enters into hedging contracts, it would be subject to the risk that a counterparty to one or more of these contracts defaults on its performance under the contracts. During an economic downturn, a counterparty’s financial condition may deteriorate rapidly and with little notice, and The Stars Group may be unable to take action to protect its exposure. In the event of a counterparty default, The Stars Group could lose the benefit of its hedging contract, which may harm its business and financial condition. If one or more of The Stars Group’s counterparties becomes insolvent or files for bankruptcy, The Stars Group’s ability to eventually recover any benefit lost as a result of that counterparty’s default may be limited by the liquidity of the counterparty. The Stars Group expects that it will be unable to hedge all its exposure to any particular foreign currency, and it may not hedge its exposure at all with respect to certain foreign currencies. Changes in exchange rates and The Stars Group’s limited ability or inability to successfully hedge exchange rate risk could have an adverse impact on its liquidity and results of operations. For additional information regarding The Stars Group’s hedging activity and foreign exchange risk, as well as an analysis of certain constant currency measures, see the 2018 Annual MD&A.

The Stars Group may prioritize customer growth and engagement and the customer experience over short-term financial results.

The Stars Group has made, and may in the future make, product and investment decisions that may not prioritize its short-term financial results if it believes that the decisions are consistent with its mission and long-term goals to benefit the aggregate customer experience, improve its financial performance and maximize shareholder value. For example, The Stars Group has implemented and may in the future implement changes to, including certain reductions in, its loyalty programs to ensure that the distribution of rebates, rewards and incentives is aligned with its goal of incentivizing customers for loyalty and behavior that is positive to the overall customer experience and the particular product offering’s ecosystem, such as the introduction of Stars Rewards, and introduced and may in the future introduce other changes, such as adjustments to product pricing. The Stars Group also may introduce changes to existing product offerings, or introduce new product offerings, that direct customers away from product offerings where it has a proven means of monetization and which may reduce engagement with its core product offerings, such as through the introduction of online casino, betting or new variants of online poker. The Stars Group also may take steps that limit distribution of certain product offerings, such as on mobile devices, in the short term to attempt to ensure the availability of such product offerings to its customers over the long term. These decisions may not produce the benefits that The Stars Group expects, in which case its customer growth and engagement, its relationships with third parties, and its business and results of operations could be harmed.

The Stars Group has significant international operations and plans to continue expanding its operations abroad, which may subject it to increased business and economic risks that could affect its financial results.

The Stars Group has significant international operations and plans to continue to expand its international business operations and product offerings. The Stars Group’s product offerings are available in numerous jurisdictions and approximately two dozen languages, and it operates from offices, data centers or transit points of presence throughout the world. Nearly all The Stars Group’s current operations are conducted from offices in foreign jurisdictions, particularly in the Isle of Man, Malta, UK, Australia and in certain member states of the European Union, and it derives revenue from customers in various countries worldwide. As such, The Stars Group’s operations and revenues may be adversely affected by changes in foreign government policies and legislation or social, economic or political instability and other factors that are not within its control, including recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of funds, assets or earnings, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, changes in online gaming policies, regulatory requirements or the personnel administering them, exchange controls, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade and investment barriers and protectionist practices, withdrawals from economic or political unions, such as “Brexit”, taxation policies, including royalty and tax increases (such as additional corporate tax, VAT and gaming duties) and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in protecting intellectual property, evolving regulations regarding data and information privacy and payment processing, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which The Stars Group conducts operations. If The Stars Group’s operations or revenues are disrupted or threatened for unexpected reasons, its business may be materially harmed.

The Stars Group’s international activities may involve protracted negotiations with host governments and regulators, national companies and third parties. Foreign government regulations may require foreign product and service providers to, among other things, be located in or employ citizens or residents of a particular jurisdiction and otherwise comply with numerous and extensive procedures and formalities. These procedures and formalities may result in unexpected or lengthy delays in commencing important business activities, and in some cases, failure to follow such formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken. The Stars Group’s management is unable to predict the effect of additional corporate and regulatory formalities that may be adopted in the future, including whether any such laws or regulations would materially increase The Stars Group’s cost of doing business or affect its operations in any jurisdiction. In addition, The Stars Group may in the future enter into agreements and directly or indirectly conduct activities outside of the jurisdictions where it currently carries on business, which expansion may present challenges and risks that it has not faced in the past, any of which could adversely affect its results of operations and/or financial condition.

Moreover, in the event a dispute arises in connection with The Stars Group’s operations with respect to a foreign jurisdiction where it conducts its business or has customers, The Stars Group may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of domestic courts or enforcing domestic judgments in such other jurisdictions. The Stars Group may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

Although The Stars Group believes that management’s experience to date in numerous foreign jurisdictions may help reduce these risks, The Stars Group’s direct and indirect activities in foreign jurisdictions could be substantially affected by factors beyond its control, any of which could have a material adverse effect on it.

The Stars Group currently depends on the ongoing support of payment processors, the quality and cost of which may be variable in certain jurisdictions.

The Stars Group currently relies on payment and multi-currency processing providers to facilitate the movement of funds between The Stars Group and its customer base. Anything that could interfere with or otherwise harm its relationships with payment service providers could have a material adverse effect on its businesses. Any introduction of legislation or regulations restricting financial transactions with online gambling operators or prohibiting the use of credit cards and other banking instruments for online gambling transactions, or any other increase in the stringency of regulation of financial transactions, whether in general or in relation to the online gambling industry in particular, may restrict the ability of The Stars Group to accept payment from its customers or facilitate withdrawals by them. Certain governments may seek to impede the online gambling industry by introducing legislation or through enforcement measures designed to prevent customers or financial institutions based in their jurisdictions from transferring money to online gambling operations. They may seek to impose embargoes on currency use, wherever transactions are taking place. This may result in the providers of payment systems for a particular market deciding to cease providing their services for such market. This in turn would lead to an increased risk of payments due to The Stars Group being misappropriated, frozen or diverted by banks and credit card companies. There may be a limited availability of alternative systems, in particular in light of recent consolidation in the financial services industry. As a result, payment systems providers may increase their charges to The Stars Group or its customers, and/or it may be required to source new payment systems providers of lesser quality and reliability than those providers previously used to service a particular market, which would also enhance the risk of default or delayed payments in circumstances where it would be too time consuming and challenging to sue for recovery. The likelihood of any such legislation or enforcement measures is greater in certain markets that seek to protect their state gambling monopolies and/or that have foreign currency or exchange control restrictions. The tightening of money laundering regulations may also affect the speed and convenience of payment processing systems, resulting in added inconvenience to customers. Card issuers and acquirers may dictate how transactions and products need to be coded and treated which also may impact on acceptance rates. Certain card issuers, acquirers, payment processors and banks may also cease to process transactions relating to the (online) gambling industry as a whole or certain operators, such as The Stars Group, for reputational and/or regulatory reasons or in light of increased compliance standards of such third parties that seek to limit their business relationships with certain industry sectors considered as “high risk” sectors. It may also result in customers being dissuaded from accessing The Stars Group’s product offerings if they cannot use a preferred payment option or the quality or the speed of the supply is not satisfactory. Any such developments in these or other markets may have a material and adverse effect on The Stars Group’s future financial position.

Litigation costs and the outcome of litigation could have a material adverse effect on The Stars Group’s business.

The Stars Group may be subject to litigation claims through the ordinary course of its business operations or otherwise, regarding, among other things, employment matters, tax matters, security of customer and employee personal information, third-party contracts, marketing, intellectual property right infringement, its current and former operations and the operations of businesses it acquired or may acquire in the future prior to their respective acquisitions. Litigation to defend The Stars Group against claims by third parties, or to enforce any rights that it may have against third parties, may be necessary, which could result in substantial costs and diversion of its resources, causing a material adverse effect on its business, financial condition and results of operations. Given the nature of The Stars Group’s business, it is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business, as well as potential class action lawsuits. Because the outcome of such legal matters is inherently uncertain, if one or more of such legal matters were to be resolved against The Stars Group for amounts in excess of management’s expectations or any applicable insurance coverage or indemnification right, or if such legal matters result in decrees or orders preventing it from offering certain features, functionalities, products or services, or requires that it change its development process or other business practices, its results of operations and financial condition could be materially adversely affected. Any litigation to which The Stars Group is a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or The Stars Group may decide to settle lawsuits on similarly unfavorable terms. Moreover, The Stars Group cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by contractual counterparties, will be sufficient in amount, scope or duration to fully or partially offset any such possible liabilities. Any of these factors, individually or in the aggregate, could materially adversely affect The Stars Group’s business, results of operations, cash flows or liquidity. For a description of certain currently pending legal and regulatory proceedings, including the Kentucky Proceeding, certain class action lawsuits and challenge of the Preferred Share mandatory conversion, see “Legal Proceedings and Regulatory Actions”.

The Stars Group’s business could suffer as a result of the uncertainty surrounding the UK’s withdrawal from the European Union and, if completed, the terms of such withdrawal.

In June 2016, voters in the UK approved the withdrawal of the UK from the European Union (commonly known as “Brexit”). In March 2017, the UK government initiated the exit process under Article 50 of the Treaty on European Union, and on March 29, 2019, the UK is scheduled to exit the European Union. The effects of Brexit will depend on any agreements the UK makes to retain access to the European Union markets either during a transitional period or more permanently. Uncertainty over the terms of the UK’s departure from the European Union could cause economic and political uncertainty in the UK and the rest of Europe.

The announcement of Brexit in 2016 caused significant volatility in global stock markets and fluctuations in currency exchange rates, including for the British pound sterling and the Euro with respect to each other and/or the U.S. dollar, and contributed to the weakening of the British pound sterling against the U.S. dollar and the Euro. The ongoing Brexit negotiations may continue to cause significant volatility in these and other global currency exchange rates, and as the British pound sterling is one of the primary currencies of gameplay in its operations in the United Kingdom and the Euro is one of the primary depositing currencies in its operations in the rest of the world (other than Australia), may adversely affect The Stars Group’s financial results. The progress and outcomes of Brexit negotiations may create economic uncertainty, both within the UK, which is one of the world’s largest economies and is home to a large portion of The Stars Group’s customers, and globally. Uncertainty over Brexit’s ultimate fate and over the potential consequences of the various forms that Brexit could take has already impacted the UK economy, for example by reduced levels of foreign investment and hiring, significant depreciation of the British pound sterling against certain foreign currencies, including the U.S. dollar and the Euro, and the UK government’s inability to address pressing domestic needs due to the overriding political focus on Brexit.  Depending on its terms, Brexit could significantly disrupt the free movement of goods, services, people and capital between the UK and the European Union, result in the imposition of tariffs on consumer goods and disrupt and possibly reduce cross-border trade, each of which could result in a reduction of UK consumers’ disposable income. The Stars Group relies on its customers having sufficient disposable income or capital to spend on betting and gaming, and a deterioration of general economic conditions and increases of prices of consumer goods could significantly affect The Stars Group’s customer activity levels, which could materially adversely affect its overall business, results of operations, financial condition and cash flows.

Brexit could also lead to legal and regulatory uncertainty and potentially differing national laws and regulations as the UK determines which European Union laws to replicate or replace. It is possible that The Stars Group or certain of its subsidiaries will be subject to increased obligations and complexities imposed by new or changing laws and regulations, including those relating to gaming licenses, tax benefits and liabilities, trade, security and employment, which could lead to increased costs and expenses as it adapts to changing legal and regulatory frameworks. Brexit may also significantly reduce SBG’s ability to operate on an unfettered basis in certain European markets by making SBG an operator from a non-European Union country, thus subjecting it to rules of European markets that have sought to restrict competition from gaming companies based overseas.  In addition, any changes to UK immigration policy as a result of Brexit could affect The Stars Group’s ability to hire employees. Given the lack of comparable precedent, it is unclear what financial, trade and legal implications Brexit may have and how such withdrawal would affect The Stars Group and its subsidiaries, some of which, such as SBG, have significant operations in the UK. Any of these or other effects of Brexit could be disruptive to The Stars Group’s operations and business relationship in the UK and could materially adversely affect its overall business, business opportunities, results of operations, financial condition and cash flows.

The Stars Group plans to continue to make acquisitions if opportunities arise in the future. Investigating, completing, implementing and integrating acquisitions involve risks that could negatively affect The Stars Group’s business, results of operations, cash flows or liquidity.

As part of its business strategy, The Stars Group has made and intends to continue to make acquisitions if opportunities arise in the future to add specialized employees and new or complementary businesses, products, brands or technologies. In some cases, the costs of such acquisitions may be substantial, including as a result of professional fees and due diligence efforts. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. Currently, The Stars Group anticipates that it may continue to make strategic acquisitions if opportunities arise, some of which may be significant; however, it may be unable to identify suitable acquisition or strategic investment opportunities, or may be unable to obtain any required financing, consent from its lenders or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all. The Stars Group may decide to pursue acquisitions with which its investors may not agree and The Stars Group cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on The Stars Group’s management, as well as on its operational and financial infrastructure. In particular, acquisitions may expose The Stars Group to operational challenges and risks, including:

•

the ability to profitably manage acquired businesses or successfully integrate the acquired businesses’ operations, personnel, financial reporting, accounting and internal controls, technologies and products into The Stars Group’s business;

•

increased indebtedness and the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations;

•

entry into markets or acquisition of products or technologies with which it has limited or no prior experience, and the potential of increased competition with new or existing competitors as a result of such acquisitions;

•

diversion of management’s attention and the over-extension of The Stars Group’s operating infrastructure and its management systems, information technology systems, and internal controls and procedures, which may be inadequate to support growth;

•

the ability to fund its capital needs and any cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties;

•	the ability to retain or hire qualified personnel required for expanded operations.

If The Stars Group does not successfully integrate recent or future acquisitions, such as the SBG Acquisition and the Australian Acquisitions, it may not realize the expected benefits and its business, liquidity and operating results may be materially adversely affected.

The Stars Group may pay substantial amounts of cash or incur debt, including convertible debt, to pay for acquisitions, which could adversely affect its liquidity and its ability to service its debt. Incurring indebtedness would also result in increased fixed obligations, increased interest expense, and could also subject The Stars Group to covenants or other restrictions that would impede its ability to manage its operations.

The Stars Group may also issue equity securities to pay for acquisitions and may grant a significant amount of equity-based incentive awards to retain the employees of acquired companies, which could increase its expenses, adversely affect its financial results, and result in dilution to its shareholders. In addition, any acquisitions The Stars Group announces could be viewed negatively by customers or investors, which may adversely affect its business or the price or liquidity of its securities. Furthermore, acquired companies may have liabilities that The Stars Group failed, or was unable, to discover or sufficiently assess while performing due diligence investigations. The effectiveness of The Stars Group’s due diligence review and its ability to evaluate the results of such due diligence depend in part upon the accuracy and completeness of statements and disclosures made or actions taken by the companies it acquires or their representatives, as well as the limited timeframe in which acquisitions are executed.

In addition, The Stars Group may fail to accurately forecast the financial impact of an acquisition, including tax and accounting charges, such as impairments of acquired assets. The Stars Group cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by sellers of acquired companies, will be sufficient in amount, scope or duration to fully or partially offset any possible liabilities The Stars Group assumes upon consummation of an acquisition. The Stars Group may learn additional information about its acquired businesses that could materially adversely affect it, such as unknown or contingent liabilities, unprofitable products or third-party arrangements or relationships or restrictions or limitations on the same, and liabilities related to third-party arrangements or compliance with applicable laws. Acquisitions may also result in The Stars Group recording significant additional expenses to its results of operations and recording substantial finite-lived intangible assets on its balance sheet upon closing. Any of these factors, individually or in the aggregate, could have a material adverse effect on The Stars Group’s business, results of operations, cash flows or liquidity. For a description of the Kentucky Proceeding (as defined below), see “Legal Proceedings and Regulatory Actions”.

Failure to attract, retain and motivate key employees may adversely affect The Stars Group’s ability to compete and the loss of the services of key personnel could have a material adverse effect on its business.

The Stars Group depends on the services of its executive officers as well as its key technical, operational, marketing and management personnel. The loss of any of these key persons could have a material adverse effect on The Stars Group’s business, results of operations and financial condition. The Stars Group’s success also highly depends on its continuing ability to identify, hire, train, motivate and retain highly qualified technical, operational, marketing and management personnel. Competition for such personnel can be intense, and The Stars Group cannot provide assurance that it will be able to attract or retain such highly qualified personnel in the future. Equity-based awards comprise a key component of executive and senior management compensation, and if The Stars Group’s Common Share price declines or is volatile, it may be difficult to retain such individuals. In addition, as The Stars Group matures, the incentives to attract, retain and motivate employees provided by its equity-based awards or by future arrangements may not be as effective as in the past, and if it issues significant equity to attract additional employees, the ownership of its existing shareholders may be further diluted. The Stars Group’s potential inability to attract and retain the necessary personnel may adversely affect its future growth and profitability. The Stars Group’s retention and recruiting may require significant increases in compensation expense, which would adversely affect its results of operation.

The leadership of the current executive officers of The Stars Group and certain of its subsidiaries has been a critical element of its success. The departure, death or disability of any such officers or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on The Stars Group’s business. Certain of The Stars Group’s and its subsidiaries’ other senior management have made significant contributions to its growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect The Stars Group. The Stars Group is not protected by key man or similar life insurance covering its executive officers or members of senior management.

The Stars Group may require additional capital to support its business growth, and this capital may not be available on acceptable terms, if at all.

The Stars Group may require additional capital to support its business growth or to respond to business opportunities, challenges or unforeseen circumstances. The Stars Group’s ability to obtain additional capital, if and when required, will depend on its business plans, investor demand, its operating performance, capital markets conditions, and other factors. If The Stars Group raises additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its currently issued and outstanding equity or debt, and its existing shareholders may experience dilution. If The Stars Group is unable to obtain additional capital when required, or on satisfactory terms, its ability to continue to support its business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and its business may be harmed.

The Stars Group’s insurance coverage may not be adequate to cover all possible losses it may suffer, and in the future its insurance costs may increase significantly or it may be unable to obtain the same level of insurance coverage.

The Stars Group may suffer damage to its property due to a casualty loss (such as fire, natural disasters and acts of war or terrorism) or other losses, such as those related to labor, professional liability or certain actions or inactions by its management, directors, employees or others, that could severely disrupt its business or subject it to claims by third parties who are injured or harmed. Although The Stars Group maintains insurance that it believes is adequate, that insurance may be inadequate or unavailable to cover all the risks to which its business and assets may be exposed, including risks related to certain litigation. Should an uninsured loss (including a loss that is less than the applicable deductible or that is not covered by insurance) or loss in excess of insured limits occur, it could have a significant adverse impact on The Stars Group’s business, results of operations or financial condition.

The Stars Group generally renews its insurance policies annually. If the cost of coverage becomes too high or if The Stars Group believes certain coverage becomes inapplicable, it may need to reduce its policy limits or agree to certain exclusions from its coverage to reduce the premiums to an acceptable amount or to otherwise reduce its coverage for certain occurrences. On the other hand, The Stars Group may determine that it either does not have certain coverage that would be prudent for its business and the risks associated with its business and/or its current coverages are too low to adequately cover such risks. In either event, The Stars Group may incur additional or higher premiums for such coverage than it had in prior years.

Among other factors, national security concerns, catastrophic events or any change in the current applicable statutory requirement that insurance carriers offer coverage for certain acts of terrorism could also adversely affect available insurance coverage and result in, among other things, increased premiums on available coverage (which may cause The Stars Group to elect to reduce its policy limits or not renew its coverage) and additional exclusions from coverage. As cyber incidents and threats continue to evolve, The Stars Group may be required to expend additional, perhaps significant, resources to continue to update, modify or enhance its protective measures or to investigate and remediate any vulnerability to cyber incidents. Although The Stars Group maintains and monitors its information technology systems and has insurance coverage for protecting against cyber security risks, such systems and insurance coverage may not be sufficient to protect against or cover all the losses it may experience as a result of any cyber-attacks.

The Stars Group’s results of operations could be affected by natural events in the locations in which it operates or where its customers or suppliers operate, as well as by scheduling and live broadcasting of major sporting events, and cancellation, postponement or curtailment of the same.

The Stars Group and its suppliers have operations in, and customers reside in, locations subject to natural occurrences such as severe weather and other geological events, including hurricanes, earthquakes, floods or tsunamis that could disrupt operations and gameplay. Any serious disruption at any of The Stars Group’s or its suppliers’ facilities or the residences of its customers due to a natural disaster could have a material adverse effect on The Stars Group’s revenues and increase its costs and expenses. If there is a natural disaster or other serious disruption at any of The Stars Group’s facilities, it could impair its ability to adequately supply its customers, cause a significant disruption to its operations, cause it to incur significant costs to relocate or re-establish these functions and negatively impact its operating results. While The Stars Group insures against certain risks, such insurance may not adequately compensate it for any losses incurred as a result of natural or other disasters. In addition, any natural disaster that results in a prolonged disruption to the operations of The Stars Group’s suppliers or the ability of its customers to engage in gameplay may adversely affect its business, results of operations or financial condition.

The Stars Group’s betting business is affected by the scheduling and live broadcasting of significant sporting and other events. Disruptions to the scheduling and broadcasting of those events may have a material impact on The Stars Group’s business, results of operations or financial condition for the relevant period. In some instances, the scheduling of major sporting and other events occurs seasonally, such as horse racing or soccer, or at regular but infrequent intervals, such as the World Cup. Additionally, The Stars Group generally utilizes third-party data feeds for pricing and content for such sporting events, and for certain events it offers live streaming to its customers via third-party data feeds. The cost of such data feeds could increase significantly.

The cancellation, postponement or curtailment of significant sporting or other events, for example due to adverse weather conditions, terrorist acts, or other acts of war or hostility or the outbreak of infectious diseases, or cancellation of, disruption to, postponement of or loss of access to the live broadcasting of such sporting events, for example due to contractual disputes, technological or communication problems, or the insolvency of or loss of broadcasting rights by major broadcasters, including Sky, could materially adversely affect The Stars Group’s business, results of operations, financial condition and prospects.

The Stars Group’s secured credit facilities and unsecured bonds contain covenants and other restrictions that may limit its flexibility in operating its business.

The Stars Group’s secured credit facilities, indenture governing its unsecured bonds and the terms governing its Preferred Shares (although there are no Preferred Shares outstanding as of the date hereof) contain various provisions that may limit The Stars Group’s ability to, among other things:

•	incur additional indebtedness;
•	pay dividends, redeem or repurchase capital stock or subordinated debt, or make other restricted payments;
•	make investments, engage in acquisitions, create liens, or consolidate, merge, sell or otherwise dispose of all or substantially all of its assets;
•	plan for, or react to, changes in its business and the industries in which it operates;
•	engage in certain transactions or take certain actions if maximum leverage ratios are exceeded;
•	enter into agreements that restrict dividends or other payments from its restricted subsidiaries to it;
•	engage in transactions with affiliates;
•	enter into hedging contracts;
•	create unrestricted subsidiaries; and
•	enter into sale and leaseback transactions.

The Stars Group’s ability to comply with these provisions may be affected by events beyond its control. A breach of any of the covenants or undertakings in the agreements governing the secured credit facilities or indenture governing the unsecured bonds could result in an event of default under the same. Upon the occurrence of an event of default under The Stars Group’s secured credit facilities or unsecured bonds, if it does not cure such default within any applicable grace period, the lenders or bondholders, as applicable, could declare all amounts outstanding thereunder to be immediately due and payable and as applicable, terminate all commitments to extend further credit. If The Stars Group was unable to repay those amounts, then the lenders under such facility could proceed against the collateral granted to them to secure that indebtedness. If any of The Stars Group’s lenders or bondholders accelerate the repayment of borrowings, The Stars Group cannot assure that it will have sufficient assets to repay the amounts outstanding, which could have a material adverse effect on its business, financial condition and results of operation.

The Stars Group may have exposure to greater than anticipated tax liabilities.

The Stars Group’s tax obligations are varied and include taxes on gaming income (e.g., VAT and gaming duty) and taxes on profits and transactions of its group entities (corporate tax, VAT and withholding taxes).

The tax laws applicable to The Stars Group’s business are subject to interpretation, and certain jurisdictions are seeking to introduce new, or aggressively interpret existing, laws to tax online gaming operators on their activity with local customers in an effort to raise additional tax revenue from companies such as The Stars Group. The taxing authorities of the jurisdictions in which The Stars Group operates or has customers may challenge the tax residence status of The Stars Group or its subsidiaries, or assert the existence of a permanent establishment and/or that other taxes are payable, which could increase The Stars Group’s worldwide effective tax rate and harm its financial position and results of operations. The Stars Group is subject to periodic review and audit by domestic and foreign tax authorities. Tax authorities may disagree with certain positions The Stars Group has taken and will take, and any adverse outcome of such a review or audit could have a negative effect on its financial position and results of operations. For instance, while The Stars Group believes that the transactions described in this annual information form, including the mandatory conversion of its Preferred Shares, will not create a tax liability for it or a tax liability for the holders of the Preferred Shares in respect of which The Stars Group would be liable, tax authorities may disagree with this position. Although The Stars Group believes that its provision for income taxes and other tax liabilities is reasonable, determining this provision requires significant judgment and the ultimate tax outcome may differ from the amounts recorded in its financial statements and may materially affect its financial results in the period or periods for which such determination is made. For example, The Stars Group has included in the income tax expense for its 2017 fiscal year a tax provision of $26.5 million relating to an ongoing transfer pricing dispute in Canada for one of its subsidiaries. The issue in dispute relates to the subsidiary’s operations for its 2003 to 2007 fiscal years, prior to its acquisition by The Stars Group. The Stars Group has been advised that it has strong arguments to defend the adjustments proposed by the Canadian tax authorities and the subsidiary intends to vigorously defend its position. However, as the subsidiary has to go through the process of appealing the reassessments and it is uncertain what the final outcome will be, a tax provision was recorded to cover the potential tax adjustment and interest thereon. As at the date of this annual information form, the subsidiary has initiated the appeal and there has been no material change in the position from the 2017 fiscal year. See the 2018 Annual Financial Statements for additional information. This could continue to happen in the future in various jurisdictions where The Stars Group offers or has offered its product offerings or where it has or had subsidiaries or activities.

Each of SBG and BetEasy had an ongoing tax audit at the time The Stars Group acquired it, and as part of The Stars Group’s accounting for such acquisitions it recorded a provision for what it believed to be the probable outcomes of such audits. These provisions represent The Stars Group’s estimate of what it believes to be the most probable outcome; however, these provisions could ultimately be incorrect, resulting in a higher or lower tax liability than anticipated.

As discussed elsewhere in this annual information form, The Stars Group pays gaming duty as a requirement of certain of its gaming licenses. The Stars Group attempts to take reasonable positions in its tax filings and seeks to support this with external advice where deemed necessary or appropriate. However, the tax laws governing how the tax base for gaming duty is determined can be subject to differing interpretation, and tax authorities in certain jurisdictions may disagree with positions taken by The Stars Group.

Moreover, the application of indirect taxes, such as sales and use tax, VAT, provincial sales taxes, goods and services tax, business tax and gross receipt tax, to the businesses of The Stars Group and its subsidiaries is a complex and evolving issue. For example, as of January 1, 2015, the European Union imposed an obligation on businesses to collect and remit VAT on the provision of electronically supplied services, and similar regimes have been implemented in a number of other jurisdictions across the world. Gaming activities have typically been exempt from VAT where there is a local regulatory framework; however, such activities potentially fall within the rules applying local VAT on electronically supplied services, both in the European Union and elsewhere. Given the uncertainty surrounding the application of VAT to gaming activities, and the calculation methodology, under these constantly changing and developing rules, The Stars Group is complying with certain VAT collection and remittance procedures in certain countries both within and outside of the European Union, and the VAT cost is deducted from net gaming revenue. Significant judgment is required to evaluate applicable tax obligations and as a result amounts recorded could change. These changes may result in The Stars Group paying VAT on a greater number of transactions, or on a different tax base, which could significantly increase its VAT costs and consequently reduce its net gaming revenue, harming its financial position and results of operations. Additionally, tax authorities may raise questions about The Stars Group’s calculation, reporting and collection of taxes and may ask it to remit additional taxes, as well as an alternative calculation of such taxes. Where necessary The Stars Group seeks external advice on the application of new taxes and changes to existing law, and should any new taxes become applicable or if the taxes The Stars Group pay are found to be deficient, including as a result of differing interpretations of ambiguous laws, its business, financial condition and results of operations could be harmed.

The Stars Group and its subsidiaries transact with each other as part of their operations. The tax laws of many countries where The Stars Group or its subsidiaries operate have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles. The taxation authorities in these countries could disagree with The Stars Group’s arm’s length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge The Stars Group’s transfer pricing policies, this could result in a higher worldwide effective tax rate and harm its financial position and results of operations.

If The Stars Group’s goodwill or intangible assets become impaired, it may be required to record a significant charge to earnings.

The Stars Group reviews its intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable, such as a decline in stock price and market capitalization. The Stars Group tests goodwill for impairment at least annually. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. The Stars Group may be required to record a significant charge in its financial statements during the period in which any impairment of its goodwill or intangible assets is determined, which would negatively affect its results of operations.

The Stars Group’s conclusions regarding intangible assets and goodwill impairment are detailed in its 2018 Annual Financial Statements. Although The Stars Group did not recognize any material impairment with respect to intangible assets or any impairment with respect to goodwill for the year ended December 31, 2018, its conclusions with respect to the United Kingdom and Australia segments were particularly sensitive to changes in key management estimates and assumptions as certain reasonable hypothetical changes could have resulted in an impairment or additional impairments, as applicable. For example, if the future actual cash flows for any such segment were to adversely differ from management’s best estimates as at December 31, 2018, the Corporation could experience a future, potentially material, impairment in goodwill.

The Stars Group’s customer growth, engagement, and monetization on mobile devices each depend upon effective operation with mobile operating systems, networks and standards that it does not control.

A growing portion of The Stars Group’s customers use its product offerings on mobile devices and The Stars Group believes that this will continue to be increasingly important to its long-term success. There is no guarantee that popular mobile devices will start or continue to support or feature The Stars Group’s product offerings, or that mobile device users will continue to use its product offerings rather than competing products. As it relates to its mobile platforms, The Stars Group is dependent on the interoperability of such platforms with popular mobile operating systems, technologies, networks and standards that it does not control, such as the Android and iOS operating systems, and any changes, bugs, technical or regulatory issues in such systems, The Stars Group’s relationships with mobile partners, manufacturers and carriers, or in their terms of service or policies that degrade The Stars Group’s product offerings’ functionality, reduce or eliminate its ability to distribute its product offerings, give preferential treatment to competitive products, limit its ability to deliver high quality product offerings, or impose fees or other charges related to delivering its product offerings, could adversely affect its product usage and monetization on mobile devices. If it is difficult or unfavorable for The Stars Group’s customers to access and use its product offerings on their mobile devices, or if its customers choose not to access or use its product offerings on their mobile devices or use mobile products that do not offer access to its product offerings, its customer growth and engagement could be harmed, which could adversely affect its business, results of operations and financial condition.

The Stars Group’s online offerings are part of new and evolving industries, which presents significant uncertainty and business risks.

The online gaming and interactive entertainment industries are relatively new and continue to evolve. Whether these industries grow and whether The Stars Group’s online business will ultimately succeed, will be affected by, among other things, developments in social networks, mobile platforms, legal and regulatory developments (such as passing new laws or regulations or extending existing laws or regulations to online gaming and related activities), taxation of gaming activities, data and information privacy and payment processing laws and regulations, and other factors that it is unable to predict and which are beyond its control. Given the dynamic evolution of these industries, it can be difficult to plan strategically, including as it relates to product launches in new or existing jurisdictions which may be delayed or denied, and it is possible that competitors will be more successful than The Stars Group at adapting to change and pursuing business opportunities. Additionally, as the online gaming industry advances, including with respect to regulation in new and existing jurisdictions, The Stars Group may become subject to additional compliance-related costs, including as it relates to licensing and taxes. Consequently, The Stars Group cannot provide assurance that its online and interactive offerings will grow at the rates expected, or be successful in the long term. If The Stars Group’s product offerings do not obtain popularity or maintain popularity, or if they fail to grow in a manner that meets its expectations, or if it cannot offer its product offerings in particular jurisdictions that may be material to its business, The Stars Group’s business, results of operations and financial condition could be harmed.

The Stars Group is subject to risks related to its and its subsidiaries contractual relationships with Sky, and events impacting those relationships or agreements with Sky could result in significant disruptions to The Stars Group’s business.

SBG and one or more subsidiaries of The Stars Group have ongoing arm’s length commercial relationships with Sky, which allow SBG and one or more subsidiaries of The Stars Group to utilize the Sky brand and integrate with Sky’s commercial and advertising platforms pursuant to several contractual agreements. Events impacting Sky’s relationship with SBG and The Stars Group, including triggers for terminating SBG’s and The Stars Group’s contractual arrangements with Sky, could result in significant disruptions (including in the delivery of services provided to customers) and costs that would adversely affect the overall operational performance, financial performance, financial position or prospects of SBG’s business, as well as harm its reputation or brand and/or attract increased regulatory scrutiny. Additionally, the commercial and advertising platforms that Sky provides to SBG may not operate as expected, may not fulfil their intended purpose or may be damaged or interrupted by unanticipated increases in usage, human error, unauthorized access, natural hazards or disasters or similar events. Any interruption to the services Sky provides to SBG could damage SBG’s business and reputation, and could cause it to incur higher marketing and other costs, which could have a material adverse effect on its business, results of operations, financial condition and prospects.

SBG relies on the Sky brand and product offering to attract customers. If the customer perception of the Sky brand were to deteriorate (as a result of acts or omissions by Sky, SBG or The Stars Group), or if Sky were to lose some or all of its material licensing arrangements with respect to sports broadcasting, the perception of the Sky brand could be impacted, which could have a material adverse effect on SBG’s business, results of operations, financial condition and prospects.

The contractual license arrangement pursuant to which SBG and one or more subsidiaries of The Stars Group utilizes the Sky brand is set to expire on March 18, 2040. There can be no assurances that The Stars Group will be able to extend the term of the license beyond such expiration date. Additionally, Sky may terminate the license if The Stars Group (including SBG) does not comply with the license terms. Any expiration or termination of this Sky brand license could have a material adverse effect on SBG’s and The Stars Group’s business, results of operations, financial condition and prospects.

Pursuant to the terms of the license, The Stars Group (including SBG) is only entitled to utilize the Sky brand in approved territories, which currently comprise, among others, the UK, Republic of Ireland, Italy and Germany. Any use of the Sky brand in any other territory may be undertaken only with Sky’s prior consent, and is subject to the satisfaction of certain conditions as to the legality of betting and gaming operations, no adverse impacts on the Sky brand, and the absence of conflicts with third-party rights and existing third-party restrictions and arrangements. There can be no guarantee that The Stars Group will be entitled to use the Sky brand in any additional territories other than the currently approved territories. The Stars Group’s inability to utilize the Sky brand to expand its operations internationally could have a material adverse effect on its business, results of operations, financial condition and prospects.

The Stars Group has secured certain limited rights to utilize the SBG brands in conjunction with The Stars Group’s brands in the approved territories where use of the Sky brand is permitted. These rights relate to the positioning of the SBG brands on websites, applications, marketing and promotional materials which also feature The Stars Group’s brands. The Stars Group has also secured rights to utilize the benefits of the Advertising Agreement in relation to the promotion of The Stars Group’s brands in the UK and the Republic of Ireland. Any loss of such rights and benefits could have a material adverse effect on The Stars Group’s business and its results of operations, financial condition and prospects.

The Stars Group is subject to risks related to corporate social responsibility, responsible gaming, reputation and ethical conduct.

Many factors influence The Stars Group’s reputation and the value of its brands, including the perception held by its customers, business partners, investors, other key stakeholders and the communities in which it operates regarding The Stars Group and its business and governance practices, such as its environmental, social responsibility, corporate governance and responsible gaming practices. The Stars Group has and will likely continue to face increased scrutiny related to environmental, social, governance and responsible gaming activities, and its reputation and the value of its brands can be materially adversely harmed if it fails to act responsibly in a number of areas, such as environmental, supply chain management, climate change, diversity and inclusion, workplace conduct, responsible gaming, human rights, philanthropy and support for local communities. Any harm to The Stars Group’s reputation could impact employee engagement and retention, and the willingness of customers and The Stars Group’s partners to do business with it, which could have a materially adverse effect on the its business, results of operations and cash flows.

The Stars Group believes that its reputation is critical to its role as a leader in the online and mobile gaming and interactive entertainment industries and as a publicly traded company. The Board has adopted a Code of Business Conduct as well as other related policies and procedures, and management is heavily focused on the integrity of its directors, officers, senior management, employees, other personnel and third-party suppliers and partners. Illegal, unethical or fraudulent activities perpetrated by any of such individuals, suppliers or partners for personal gain could expose The Stars Group to potential reputational damage and financial loss.

The Stars Group’s betting business, which following the Acquisitions, comprises a large portion of its business, may experience significant losses with respect to individual events or betting outcomes.

Following the Acquisitions, betting comprises a large portion of The Stars Group’s business and revenues. The Stars Group’s fixed-odds betting products involve betting where winnings are paid on the basis of the stake placed and the odds quoted, rather than derived from a pool of stake money received from all customers. Odds are determined with the objective of providing an average return to the bookmaker over a large number of events and therefore, over the long term, The Stars Group’s gross win percentage has remained fairly constant. However, there can be significant variation in gross win percentage event-by-event and day-by-day. The Stars Group has systems and controls that seek to reduce the risk of daily losses occurring on a gross-win basis, but there can be no assurance that these will be effective in reducing their exposure, and consequently The Stars Group’s exposure to this risk in the future. As a result, in the short term, there is less certainty of generating a positive gross win, and The Stars Group may experience (and it has from time to time experienced) significant losses with respect to individual events or betting outcomes, in particular if large individual bets are placed on an event or betting outcome or series of events or betting outcomes. Odds compilers and risk managers are capable of human error, thus even allowing for the fact that a number of betting products are subject to capped pay-outs, significant volatility can occur. Also, there may be such a volume of trading during any particular period that even automated systems would be unable to address and eradicate all risks. Any significant losses on a gross-win basis could have a material adverse effect on The Stars Group and its cash flows and therefore a material adverse effect on its business, financial condition and results of operations. In addition, if a jurisdiction where it holds or wishes to apply for a license imposes a high turnover tax for betting (as opposed to a gross-win tax), this too would impact profitability, particularly with high value/low margin bets, and likewise have a material adverse effect on its business.

The Stars Group’s betting operations can fluctuate due to seasonal trends and other factors. The Stars Group believes that the climate and weather in geographies where its customers reside tend to impact, among other things, revenues from operations, key metrics and customer activity, and as such, historically those have been generally higher in the first and fourth quarters than in the second and third quarters. The Stars Group’s betting operations (and thus its financial performance) are also subject to the seasonal variations dictated by various sports calendars, which will have an effect on its financial performance. A significant proportion of The Stars Group’s current betting revenue is and will continue to be generated from bets placed on soccer, horse racing, the Australian Football League and the National Rugby League, each of which have their own off-seasons, which can cause decreases in its betting revenues during such periods. The Stars Group’s revenues may also be affected by the scheduling of major sporting events that do not occur annually, such as the World Cup and the UEFA European Championships. In addition, certain individuals or teams advancing or failing to advance and their scores and other results within specific tournaments, games or events may have impact The Stars Group’s financial performance. Also, the cancellation of sporting events and races could negatively impact wagers and revenues. For additional information, see “Business of the Corporation—Seasonality and Other Factors Impacting the Business” and the 2018 MD&A under the heading “Summary of Quarterly Results”.

While The Stars Group has implemented systems and controls to monitor and manage such risk, there can be no assurance that these systems and controls will be effective in reducing the exposure to this risk. The effect of future fluctuations and single event losses could have a material adverse effect on The Stars Group’s cash flows and therefore a material adverse effect on its business, results of operations, financial condition and prospects.

Real or perceived inaccuracies in The Stars Group’s customer metrics may harm its reputation and negatively affect its business.

The numbers for The Stars Group’s key metrics, which currently include QAU, QNY, Stakes, Betting Net Win Margin and Net Deposits (all as defined in the 2018 Annual MD&A), as well as certain other metrics, are calculated using internal company data based on customer account activity. There are certain challenges and limitations in measuring the usage of its product offerings across its customer base, and such challenges and limitations may also affect The Stars Group’s understanding of certain details of its business. See “Non-IFRS Measures, Key Metrics and Other Data” in the 2018 Annual MD&A. In addition, The Stars Group’s key metrics and related estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information. The Stars Group continually seeks to improve its estimates of, among other things, its active customer base, and such estimates may change due to improvements or changes in its methodology.

For example, the methodologies used to measure The Stars Group’s customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions) and how certain data may be, among other things, integrated, analyzed and reported after The Stars Group completes an acquisition or strategic transaction such as the Australian Acquisitions and the SBG Acquisition. Moreover, The Stars Group’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being properly recorded or accurately included, in the calculation of a particular key metric. In addition, as it relates to certain of The Stars Group’s product offerings, customers are required to provide certain information when registering and establishing real-money accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would violate The Stars Group’s applicable terms and conditions of use) and customers could take advantage of certain customer acquisition incentives to register and interact with its product offerings, but not actually deposit or transfer funds into their real-money accounts with The Stars Group. Although The Stars Group typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

The Stars Group regularly reviews its processes for calculating and defining these metrics, and it may discover inaccuracies in its metrics or make adjustments to improve their accuracy that may result in the recalculation or replacement of historical metrics or introduction of new metrics. These changes may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods and adjustments to definitions in an effort to provide what management believes may be more helpful and relevant data. The Stars Group also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use and limit or eliminate promotional incentives that are susceptible to abuse), and its key metrics or estimates of key metrics may change due to improvements or changes in its methodology. Additionally, all The Stars Group’s metrics are subject to software bugs, inconsistencies in its systems and human error. Notwithstanding, The Stars Group believes that any such irregularities, inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive The Stars Group’s customer metrics to accurately represent its customer base, or if it discovers material inaccuracies in its customer metrics, it may be subject to liability and its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

The Stars Group cannot assure investors that it will effectively manage its growth.

The growth and expansion of The Stars Group’s business, headcount and product offerings could create significant challenges for its management, operational and financial resources, including managing its relationships with customers, investors and other third parties. In the event of continued growth of The Stars Group’s operations or in the number of its third-party relationships, it may not have adequate resources, operationally, technologically or otherwise, to support such growth. In addition, some members of The Stars Group’s management do not have significant experience managing a large, public global business operation, so its management may be unable to manage such growth effectively. To effectively manage The Stars Group’s growth, it must continue to improve its operational, financial and management processes and systems and to effectively expand, train and manage its employee base. As The Stars Group’s organization continues to grow and it is required to implement more complex organizational management structures, it may find it increasingly difficult to maintain the benefits of its corporate culture and efficiencies, including its ability to quickly develop and launch new and innovative products. This could negatively affect The Stars Group’s business performance.

If The Stars Group’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected.

The Stars Group’s internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If The Stars Group fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, if it experiences difficulties in their implementation, or if controls are disrupted or compromised as a result of cyber-attacks, its business and operating results and market confidence in its reported financial information could be harmed and it could fail to meet its financial reporting obligations.

During the quarters ended June 30, 2018 and September 30, 2018, The Stars Group had identified a deficiency in its internal control over financial reporting and related disclosure controls and procedures relating to the same, which led management to conclude that there was a material weakness in the same. The material weakness identified related to the design of controls over The Stars Group’s accounting for debt and related disclosures, and was primarily a result of deficiencies in control design over a complex model that was previously developed to support the underlying accounting for debt. For additional information, see the 2018 Annual MD&A, particularly under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting”. The Stars Group has implemented certain measures, which successfully remediated this material weakness as at December 31, 2018, and enhanced The Stars Group’s internal control over financial reporting. Although this material weakness has been remediated, there can be no assurance that The Stars Group’s internal control over financial reporting will be sufficient to prevent this or other material weaknesses in the future.

As of December 31, 2018, the Corporation identified two material weaknesses in its internal control over financial reporting, which led management to conclude that its internal control over financial reporting as of such date was not effective. The material weaknesses identified related to controls over foreign currency translation of intercompany loans and controls over the timely assessment of inputs and assumptions used in the valuation of embedded derivatives. These material weaknesses are more fully explained in the 2018 Annual MD&A under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting”.

The existence of any material weaknesses in the future may preclude management from concluding that The Stars Group’s internal control over financial reporting is effective and may further preclude its independent auditors from issuing an unqualified opinion that The Stars Group’s internal controls are effective. Any material weaknesses could cause investors to lose confidence in The Stars Group’s financial reporting and may negatively affect the price of its Common Shares. The Stars Group can make no assurances that it will be able to timely and cost effectively remediate any internal control deficiencies. Moreover, effective internal controls are necessary to produce reliable financial reports. If The Stars Group is unable to satisfactorily remediate any or if it discovers other deficiencies in its internal control over financial reporting, then such deficiencies could lead to misstatements in its financial statements or otherwise negatively impact its financial statements, business, results of operations and reputation.

New product offerings and partnerships or other similar third-party relationships may be subject to complex revenue recognition standards, which could materially affect The Stars Group’s financial results.

As The Stars Group introduces new product offerings and enters into partnerships or other third-party relationships and as transactions become increasingly complex, additional analysis and judgment is required to account for and recognize revenues, expenses, assets, liability and equity in accordance with applicable accounting standards. Transactions may include unique new product offerings or third-party relationships, and applicable accounting principles or regulatory product approval delays could further impact the timing of recognizing the applicable revenues, expenses, assets, liabilities or equity, which could adversely affect The Stars Group’s financial results for any given period.

Risks Related to Regulation

The online gaming industry is heavily regulated and The Stars Group’s failure to obtain or maintain applicable licensure or approvals, or otherwise comply with applicable requirements, could be disruptive to its business and could adversely affect its operations.

The Stars Group and its officers, directors, major shareholders, key employees and business partners are generally subject to the laws and regulations relating to online gaming of the jurisdictions in which The Stars Group conducts business, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on The Stars Group’s operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation to enable that to happen. Even where a jurisdiction purports to license and regulate online gaming, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over new licensees. As such, some “liberalized” regulatory regimes are considerably more commercially attractive than others.

Regulatory regimes imposed upon gaming providers varies by jurisdiction. Typically, however, most regulatory regimes include the following elements:

•

the opportunity to apply for one or more gaming licenses for one or more categories of products, whether as part of a general round of license issuance (for example, Spain) or as and when the applicant chooses to apply;

•

a requirement for gaming license applicants to make detailed and extensive disclosures as to their beneficial ownership, their source of funds, the probity and integrity of certain persons associated with the applicant, the applicant’s management competence and structure and business plans, the applicant’s proposed geographical territories of operation and the applicant’s ability to operate a gaming business in a socially responsible manner in compliance with regulation;

•	interviews and assessments by the relevant gaming authority intended to inform a regulatory determination of the suitability of applicants for gaming licenses;
•	ongoing reporting and disclosure obligations, both on a periodic and ad hoc basis in response to material issues affecting the business;
•

the testing and certification of software and systems, generally designed to confirm such things as the fairness of the gaming products offered by the business, their genuine randomness and ability accurately to generate settlement instructions and recover from outages;

•

the need to account for applicable gaming duties and other taxes and levies, such as fees or contributions to bodies that organize the sports on which bets are offered, as well as contributions to the prevention and treatment of problem gaming; and

•	social responsibility obligations.

Any gaming license may be revoked, suspended or conditioned at any time, and the industry has recently experienced significantly more enforcement actions, particularly in Great Britain, where the Gambling Commission has issued fines against numerous operators (including SBG) for regulatory failings. The loss of a gaming license in one jurisdiction could trigger the loss of a gaming license or affect The Stars Group’s eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause The Stars Group to cease offering some or all of its product offerings in the impacted jurisdictions. The Stars Group may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect its operations. The determination of suitability process may be expensive and time-consuming. The Stars Group’s delay or failure to obtain gaming licenses in any jurisdiction may prevent it from distributing its product offerings, increasing its customer base and/or generating revenues. A gaming regulatory body may refuse to issue or renew a gaming license if The Stars Group, or one of its directors, officers, employees, major shareholders or business partners: (i) is considered to be a detriment to the integrity or lawful conduct or management of gaming, (ii) no longer meets a licensing or registration requirement, (iii) has breached or is in breach of a condition of licensure or registration or an operational agreement with a regulatory authority, (iv) has made a material misrepresentation, omission or misstatement in an application for licensure or registration or in reply to an inquiry by a person conducting an audit, investigation or inspection for a gaming regulatory authority, (v) has been refused a similar gaming license in another jurisdiction, (vi) has held a similar gaming license in that province, state or another jurisdiction which has been suspended, revoked or cancelled, or (vii) has been convicted of an offence, inside or outside of Canada or the United States that calls into question the honesty or integrity of The Stars Group or any of its directors, officers, employees or associates. For additional information, see “Business of the Corporation—Regulatory Environment”. Additionally, a gaming regulatory body may refuse to issue or renew a gaming license or restrict or condition the same, based on the historic activities of The Stars Group or its current or former directors, officers, employees, major shareholders or business partners, which could adversely affect its operations or financial condition.

Additionally, The Stars Group’s product offerings must be approved in most regulated jurisdictions in which they are offered; this process cannot be assured or guaranteed. Obtaining these approvals is a time-consuming process that can be extremely costly. A developer and provider of online gaming products may pursue corporate regulatory approval with regulators of a particular jurisdiction while it pursues technical regulatory approval for its product offerings by that same jurisdiction. It is possible that after incurring significant expenses and dedicating substantial time and effort towards such regulatory approvals, The Stars Group may not obtain either of them. If The Stars Group fails to obtain the necessary gaming license in a given jurisdiction, it would likely be prohibited from distributing and providing its product offerings in that particular jurisdiction altogether. If The Stars Group fails to seek, does not receive, or receives a suspension or revocation of a license in a particular jurisdiction for its product offerings (including any related technology and software) then it cannot offer the same in that jurisdiction and its gaming licenses in other jurisdictions may be impacted. Furthermore, some jurisdictions require license holders to obtain government approval before engaging in some transactions, such as business combinations, reorganizations, stock offerings and repurchases. The Stars Group may not be able to obtain all necessary gaming licenses in a timely manner, or at all. Delays in regulatory approvals or failure to obtain such approvals may also serve as a barrier to entry to the market for The Stars Group’s product offerings. If The Stars Group is unable to overcome the barriers to entry, it will materially affect its results of operations and future prospects.

To the extent new online gaming jurisdictions are established or expanded, The Stars Group cannot guarantee it will be successful in penetrating such new jurisdictions or expanding its business or customer base in line with the growth of existing jurisdictions. As The Stars Group directly or indirectly enters into new markets, it may encounter legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new market opportunity. If The Stars Group is unable to effectively develop and operate directly or indirectly within these new markets or if its competitors are able to successfully penetrate geographic markets that it cannot access or where it faces other restrictions, then its business, operating results and financial condition could be impaired. The Stars Group’s failure to obtain or maintain the necessary regulatory approvals in jurisdictions, whether individually or collectively, would have a material adverse effect on its business. See “Business of the Corporation—Regulatory Environment”. To expand into new jurisdictions, The Stars Group may need to be licensed, obtain approvals of its products and/or seek licensure of its officers, directors, major shareholders, key employees or business partners. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing markets or into new jurisdictions can negatively affect The Stars Group’s opportunities for growth, including the growth of its customer base, or delay its ability to recognize revenue from its product offerings in any such jurisdictions.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on The Stars Group’s operations and financial results. Governmental authorities could view The Stars Group or its officers, directors, major shareholders, key employees or business partners as having violated their local laws, despite The Stars Group’s efforts to obtain all applicable licenses or approvals. Therefore, there is a risk that civil and criminal proceedings, including class actions, could be initiated against The Stars Group, its officers, directors, major shareholders, key employees or business partners and others involved in the online gaming industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions, payment blocking, Internet service provider blocking or other restrictions being imposed upon The Stars Group or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on The Stars Group’s business, revenues, operating results and financial condition as well as impact upon its reputation, even in instances where such proceedings are concluded successfully in its favor.

There can be no assurance that legally enforceable prohibiting legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to The Stars Group’s business to prohibit, legislate or regulate various aspects of the Internet, e-commerce, payment processing, or the online gaming and interactive entertainment industries (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on The Stars Group’s business, financial condition and results of operations, either as a result of its determination that a jurisdiction should be blocked, or because a local license or approval may be costly for it or its business partners to obtain and/or such licenses or approvals may contain other commercially undesirable conditions. See “Business of the Corporation—Regulatory Environment”, including for additional information regarding the recently passed Financial Blocking Bill in Russia.

The Stars Group relies on its multi-jurisdictional licenses to offer online gaming to residents in certain jurisdictions that do not have an established regulatory and licensing framework for online gaming, and certain changes in these jurisdictions or the jurisdictions where it holds multi-jurisdictional licenses could be disruptive to its business and could adversely affect its operations.

As described above, The Stars Group offers online gaming to persons resident in certain jurisdictions through multi-jurisdictional licenses where either: (i) such jurisdictions have not established a regulatory and licensing framework for online gaming; (ii) the availability to citizens of online gaming hosted outside their jurisdictional boundaries is not clearly prohibited by the law of the jurisdiction; or (iii) the local laws of such other jurisdiction lack extra-territorial effect. Certain Asian markets are serviced on this basis. See “Business of the Corporation—Regulatory Environment—Regulation of The Stars Group’s Business—Multi-Jurisdictional Licenses”.

In addition, The Stars Group takes such steps as it considers prudent and reasonable to mitigate any perceived potential legal, regulatory or political risk arising from the individual circumstances of each major market. Such measures may include, for example, the offer of online gaming in a particular jurisdiction on a B2B basis, with a local or regional partner entering into end-user agreements with local customers, or The Stars Group may require detailed information as to the origin and manner of processing of customer payments, so as to mitigate any risk associated with the receipt of unlawful monies, in accordance with The Stars Group’s “zero-tolerance” policy described in “Business of the Corporation—Regulatory Environment—Regulation of The Stars Group’s Business—Regulatory Strategy”.

While The Stars Group obtains and relies upon external local legal advice and structures its operations with what it considers to be an appropriate degree of prudence in markets where there is no regulatory and licensing framework, such as certain Asian jurisdictions, it cannot guarantee that such external advice and such measures obviate all risk arising from The Stars Group’s involvement in such markets. If any changes in local law and regulation, judicial interpretation of local law and regulation, the attitude of local authorities to international e-commerce, political attitudes in individual territories or any defaults, errors or omissions of The Stars Group’s local business partners and persons associated with them, were to occur, then The Stars Group’s business could be materially harmed. Furthermore, in some jurisdictions the application of the rule of law, as well the conventions and expectations of due process in regulatory and administrative behavior, may vary dramatically from European and North American standards.

Social responsibility concerns and public opinion can significantly influence the regulation of online gaming and impact responsible gaming requirements, each of which could impact The Stars Group’s business and could adversely affect its operations.

Public opinion can significantly influence the regulation of online gaming. A negative shift in the perception of online gaming by the public or by politicians, lobbyists or others could affect future legislation or regulation in different jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize online gaming, thereby limiting the number of new jurisdictions into which The Stars Group could expand. Negative public perception could also lead to new restrictions on or to the prohibition of online gaming in jurisdictions in which The Stars Group currently operates.

In addition, concerns with safer betting and gaming could lead to negative publicity, resulting in increased regulatory attention, which may result in restrictions on The Stars Group’s operations. If The Stars Group had to restrict its marketing or product offerings or incur increased compliance costs, this could have a material adverse effect on its business, results of operations, financial condition and prospects. In particular, further changes to the UK’s betting or gaming laws or regulations in reaction to the current adverse media coverage in that jurisdiction, including changes in the political or social attitude to online gaming caused by such coverage, could have a material impact on The Stars Group’s business, operations and financial position.

In January 2018, the Gambling Commission wrote to all its licensed casino operators raising its concerns about licensees’ approach to anti-money laundering and social responsibility. The letter explained that following recent compliance assessments, there was a need for remote casino operators to improve their responsible gaming procedures. Based on the Gambling Commissions actions and comments, it is likely that the Gambling Commission believed that many licensees were breaching their social responsibility obligations under the Licence Conditions and Codes of Practice (“LCCP”), which sets out procedures operators should have in place to protect children and other vulnerable people from being harmed or exploited by gambling.  Over the past year, there has been an increase in the amount of public statements released by the Gambling Commission with the majority covering, in some part, social responsibility issues with respect to gambling.  In December 2018, the Gambling Commission opened a consultation on a new national strategy to reduce gambling harm and to propose amendments to the LCCP regarding the requirement for gambling businesses to contribute to research, prevention and treatment.

An example of the Gambling Commission’s recent focus on responsible gaming matters is the regulatory investigation with respect to certain of SBG’s former practices. See “Legal Proceedings and Regulatory Actions—SBG Regulatory Matter”.

The Stars Group may not be able to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, including due to laws and regulations governing this industry.

The Stars Group directly and indirectly participates in the constantly evolving online gaming industry through its online (including mobile) and social products. The Stars Group intends to take advantage of the liberalization of online gaming, both within North America, Europe and elsewhere internationally; however, expansion of online gaming involves significant risks and uncertainties, including legal, business and financial risks. The success of online gaming and The Stars Group’s product offerings may be affected by future developments in social networks, mobile platforms, regulatory developments, payment processing laws, data and information privacy laws and other factors that The Stars Group is unable to predict and are beyond its control. Consequently, The Stars Group’s future operating results relating to its online gaming products are difficult to predict, and it cannot provide assurance that its product offerings will grow at expected rates or be successful in the long term.

Additionally, The Stars Group’s ability to successfully pursue its online gaming strategy depends on the laws and regulations relating to wagering through interactive channels. There is considerable debate over, and opposition to, online and interactive real-money gaming. There can be no assurance that this opposition will not succeed in preventing the legalization of online gaming in jurisdictions where it is presently prohibited, prohibiting or limiting the expansion of online gaming where it is currently permitted or causing the repeal of legalized online gaming in any jurisdiction. Any successful effort to curtail the expansion of, or limit or prohibit, legalized online gaming could have an adverse effect on The Stars Group’s results of operations, cash flows and financial condition. Combatting such efforts to curtail expansion of, or limit or prohibit, legalized online gaming can be time-consuming and can be extremely costly.

For example, there was uncertainty as to whether the Federal Wire Act prohibited U.S. states from conducting intrastate lottery transactions via the Internet if the transmissions over the Internet during the transaction crossed state lines. In late 2011, the OLC of the DOJ issued the 2011 DOJ Opinion to the effect that state lottery ticket sales over the Internet to in-state adults do not violate the Federal Wire Act, and the Federal Wire Act was limited to sports wagering. The opinion provided an impetus for states to authorize forms of online lottery or gaming in order to generate additional revenue. Certain states wishing to pursue online gaming, enacted appropriate enabling legislation, such as the actions taken by Delaware, Nevada, New Jersey and Pennsylvania to authorize various forms of online gaming.

However, on January 14, 2019, the DOJ made public the 2018 DOJ Opinion reversing the 2011 DOJ Opinion, finding the prohibitions in the Federal Wire Act were not limited to wire communications relating to bets or wagers on sporting events or contest, but rather extend to all forms of bets or wagers.  Further, the 2018 DOJ Opinion detailed the OLC’s position that the enactment of UIGEA did not modify the scope of the Federal Wire Act.  More specifically, the OLC determined that by excluding certain activities from UIGEA’s definition of “unlawful Internet gambling”, UIGEA did not exclude those same activities from the prohibitions of the Federal Wire Act.  The 2018 DOJ Opinion stated that anyone who reasonably relied on the 2011 DOJ Opinion may have a defense for actions taken in such reliance through November 2, 2018. On January 15, 2019, DOJ Deputy Attorney General Rod Rosenstein issued a memorandum to United States Attorneys, Assistant Attorneys General and the Director of the Federal Bureau of Investigations stating that the DOJ should exercise discretion in applying the new interpretation provided under the 2018 DOJ Opinion for a period of 90 days in order to “give businesses that relied on the [2011 DOJ Opinion] time to bring their operations into compliance with federal law.”  It is unclear at this time the impact of the 2018 DOJ Opinion on The Stars Group’s current or future operations, but if interpreted or enforced in a manner adverse to The Stars Group or its current or future operations, its business, results of operations, prospects or financial condition could be materially adversely harmed.

As can be seen by the 2018 DOJ Opinion, there are still significant forces working to limit or prohibit online gaming in the United States.  In previous sessions of Congress in 2015 and 2016, Representative Jason Chaffetz (R-UT-3) introduced the Restoration of America’s Wire Act (“RAWA”) in the U.S. House of Representatives and Senator Lindsey Graham (R-SC) and Senator Tom Cotton (R-AK), respectively, introduced similar legislation in the U.S. Senate. RAWA and its counterparts in the Senate failed to pass Congress in the 114th Session of Congress and therefore the legislation expired. RAWA was not reintroduced in the 115th Session of Congress and as of the date hereof, has not been reintroduced in the current 116th Session of Congress.  Further, even though the Supreme Court issued an opinion in May 2018 determining that the PASPA was unconstitutional, and in striking down PASPA, the Supreme Court opened the potential for state-by-state authorization of sports betting. Regardless of the Supreme Court’s decision, sports betting in the United States may be subject to additional laws, rules and regulations, including those discussed in this annual information form. For example, on December 19, 2018, now-retired Senator Orrin Hatch (R-UT) introduced the Sports Wagering Market Integrity Act of 2018 (“SWMIA”) in the U.S. Senate.  The bill was co-sponsored by Senator Chuck Schumer (D-NY).  As proposed, SWMIA would require all states to get approval from the US Attorney General’s office before they enact legal sports betting, including online sports betting.  SWMIA would also give the federal government the power to veto state sports wagering laws.  SWMIA would further require betting operators to use data provided by or officially licensed by sports leagues through 2023 and a federal excise tax of 0.25% of total handle would be imposed on State-authorized sports wagers, the proceeds of which would be placed into a wagering trust fund for deployment on betting matters when needed.  SWMIA failed to pass Congress in the 115th Session of Congress and therefore the legislation expired.  As of the date hereof, SWMIA has not been reintroduced in the current 116th Session of Congress. The enactment of online gaming legislation that federalizes significant aspects of the regulation of online gaming and/or limits the forms of online wagering that are permissible could have an adverse impact on The Stars Group’s ability to pursue its interactive strategy in the United States.

Internationally, laws relating to online gaming are evolving, particularly in Europe. To varying degrees, a number of European governments have taken steps to change the regulation of online wagering by implementing new or revised licensing and taxation regimes, including the possible imposition of sanctions on unlicensed providers. The Stars Group cannot predict the timing, scope or terms of any such state, federal or foreign laws and regulations, or the extent to which any such laws and regulations will facilitate or hinder its interactive strategy.

Moreover, new gaming laws or regulations, changes in existing gaming laws or regulations, new interpretations of the same or changes in the manner in which existing laws and regulations are enforced, may hinder or prevent The Stars Group from continuing to operate in jurisdictions where it currently conducts business, including in jurisdictions where its product offerings are available through its multi-jurisdictional licenses, which would harm its operating results and financial condition. For example, The Stars Group ceased offering its real-money online products to customers physically located in Australia (poker only), Colombia and Slovenia in 2017 and South Africa in 2018 due to changes in the regulatory environment in those jurisdictions. Additionally, if new or existing gaming laws or regulations instituting a legal regime for online gaming in jurisdictions where The Stars Group does not currently operate are implemented in a manner that could prevent it from taking advantage of such new or existing laws or regulations due to its historic actions or those of its directors, officers, employees or other stakeholders, this could harm The Stars Group’s business, results of operations and financial condition.

If The Stars Group fails to comply with any existing or future laws or requirements, regulators may take action against it, which could include fines, the conditioning, suspension or revocation of approvals, registrations, permits or licenses, and other disciplinary action. If The Stars Group fails to adequately adjust to any such potential changes, its business, results of operations or financial condition could be harmed.

The Stars Group’s business is subject to complex and evolving domestic and foreign laws and regulations regarding the Internet, privacy, data protection, competition, consumer protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to The Stars Group’s business practices, monetary penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise harm its business.

In addition to regulations governing online gaming, The Stars Group is subject to a variety of laws and regulations domestically and abroad that involve the Internet, e-commerce, privacy, and protection of data and personal information, rights of publicity, acceptable content, intellectual property, advertising, marketing, distribution, data and information security, electronic contracts and electronic communications, competition, protection of minors, consumer protection, unfair commercial practices, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment and payment processing services. The Stars Group may introduce new products, expand its activities in certain jurisdictions, or take other actions that may subject it to additional laws, regulations or other government scrutiny. For example, when The Stars Group began offering sports betting in Great Britain, it became subject to certain financing arrangements intended to support industries from which it profits, including the statutorily imposed Horserace Betting Levy, which is intended to support the British horse racing industry. In addition, foreign data and information protection, privacy, competition and other laws and regulations can impose different obligations or be more restrictive than those in the United States or Canada. For example, The Stars Group handles, collects, stores, retrieves, transmits and uses confidential, personal information relating to its customers and personnel for various business purposes, including marketing and financial purposes, and credit card information for processing payments. The Stars Group may share this personal or confidential information with vendors or other third parties in connection with processing of transactions, operating certain aspects of its business, combating fraud or for marketing purposes.

These laws, regulations and legislation, along with other applicable laws and regulations, which in some cases can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations, including pre-existing laws regulating communications and commerce in the context of the Internet and e-commerce, are often uncertain, particularly in the new and rapidly evolving industries in which The Stars Group operates, and may be interpreted and applied inconsistently across jurisdictions and inconsistently with its current policies and practices. Any regulatory or legislative action affecting the manner in which The Stars Group displays content or provides its product offerings to its customers or obtains consent to various practices could adversely affect customer growth and engagement, including by restricting or prohibiting the use of the Internet. In addition, foreign court judgments or regulatory actions could impact The Stars Group’s ability to transfer, process and/or receive information that is critical to its operations, including information relating to suppliers, partners or customers. Such judgments or actions could affect the manner in which The Stars Group provides its products or services and adversely affect its financial results.

All of The Stars Group’s product offerings are subject to its privacy policy and terms of service. The Stars Group generally complies with industry standards, such as PCI-DSS, ISO27001-based gaming regulations, and the voluntary cybersecurity framework released by the National Institute of Standards and Technology, which consists of controls designed to identify and mange cyber security risks and the terms of its privacy-related obligations to players and third parties. The Stars Group strives to comply with all applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection, to the extent reasonably practical. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or The Stars Group’s practices. It is possible that The Stars Group’s security controls over consumer data may not prevent the improper access or disclosure of personally identifiable information. Any failure or perceived failure by The Stars Group to comply with its privacy policy and terms of service, its privacy-related obligations to players or other third parties, or its privacy-related legal obligations, industry standards and best practices or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental enforcement actions, litigation or public statements against it by consumer advocacy groups or others, and could cause its customers to lose trust in it, which could have an adverse effect of its business, financial conditions or results of operations.

Proposed or new legislation and regulations relating to the above matters could also significantly affect The Stars Group’s business. For example, the European Commission approved the GDPR, a single framework for data protection regulation in the European Union, which came into force on May 25, 2018. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are different and generally more stringent than those previously in place in the European Union, and include significant penalties for non-compliance. Similarly, there are a number of legislative proposals in the United States, at both the federal and state level, that could impose new obligations in areas affecting The Stars Group’s business, such as liability for copyright infringement by third parties. In addition, some jurisdictions are considering or have passed legislation implementing data and information protection requirements or requiring local storage and processing of data and information or similar requirements that could increase the cost and complexity of delivering The Stars Group’s product offerings, and to the extent The Stars Group is subject to data and/or information protection laws and regulations of any jurisdiction that does not adopt the GDPR, it may experience increased costs and expenses as a result of having to comply with multiple, and potentially conflicting, data and/or information protection laws and regulations. The Stars Group believes that the adoption of increasingly restrictive regulations relating to the above matters is likely within the U.S. and other jurisdictions.

Legislators and regulators also look beyond online gaming regulations specifically to implement restrictive measures on online gaming. In certain jurisdictions, this has included restrictions on payment processing, internet blocking, account and identity verification requirements, and similar measures. For example, in June 2010, Norway enacted a law prohibiting the remittance of monies from Norwegian bank accounts to gaming operators and in November 2017, Russian President Putin signed a bill into law to require certain banks and payment processors within Russia to block transactions between Russian-based customers and off-shore online gaming operators. Furthermore, restrictions on gambling advertising has been recently introduced in various jurisdictions, such as in July 2018, Italy passed legislation banning gambling advertising in various forms, with the ban extending to in-game advertising and sponsorships of sports or cultural events beginning on July 1, 2019.Such regulations, if not appropriately mitigated, could materially adversely affect The Stars Group’s business, results of operations or financial condition. For additional information regarding the bill, see “Business of the Corporation—Regulatory Environment”.

In addition, such restrictive measures may impact the ability or desire of third-party suppliers, including payment processors, to provide services to The Stars Group globally or in certain jurisdictions. A supplier could require The Stars Group, as a condition of its continued use of the supplier’s products, to restrict access from customers in certain jurisdictions. Such third-party restrictions could affect the manner in which The Stars Group provides its products or services in certain jurisdictions and adversely affect its financial results due to, among other things, the potential need to determine whether to change suppliers, which may not be on as favorable terms, or comply with the supplier’s requested restrictions.

The Stars Group is also vulnerable to developments in intellectual property laws and/or political, legislative, regulatory developments that may seek further liability to pay royalties, integrity fees or other types of levy to the organizers of sporting events or data right owners, which arise from the concept of the so-called “right-to-bet”, where the organizers of sporting events and competitions and those claiming to have data rights in relation to such events seek to obtain a share of the revenue gaming operators generate on such events and competitions. In all such cases, the level of any such royalty, fee or levy will be outside The Stars Group’s control. The Stars Group cannot predict with any certainty what further payments may be required in the future and what other additional resources may need to be made available to address the conditions on which royalties, fees or other levies may be imposed, as well as sports integrity issues.

These laws and regulations, as well as any changes to the same and any related inquiries, investigations or any other government actions, may be costly to comply with and may delay or impede new product development, result in negative publicity, increase The Stars Group’s operating costs, require significant management time and attention, and subject it to remedies that may harm its business, including fines or demands or orders that modify or cease certain or all existing business practices, such as limiting its use of personal information to add value for customers, or implement costly and burdensome compliance measures. Any such consequences could adversely affect The Stars Group’s business, results of operations or financial condition.

The Stars Group is subject to various laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition.

The Stars Group must comply with all applicable international trade, export and import laws and regulations of Canada, the United States and other countries, and it is subject to export controls and economic sanctions laws and embargoes imposed by the U.S. and Canadian governments. Changes in trade sanctions laws may restrict The Stars Group’s business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in The Stars Group modifying its compliance programs. The Stars Group is also subject to the CFPOA, the FCPA, the UK Bribery Act, the IOM Bribery Act (each as defined below) and other anti-bribery laws that generally prohibit the offering, promising, giving, agreeing to give, or authorizing others to give anything of value, either directly or indirectly, to a government official in order to influence official action, or otherwise obtain or retain a business advantage. Certain of such laws also require public companies to make and keep books and records that accurately and fairly reflect the company’s transactions and to devise and maintain an adequate system of internal accounting controls.

The Stars Group’s business is heavily regulated and therefore involves significant direct and indirect interaction with public officials, including officials of various governments worldwide. The Stars Group has implemented safeguards and policies to discourage practices by its directors, officers, employees and agents that would violate applicable laws. However, The Stars Group cannot ensure that its compliance controls, policies and procedures will in every instance protect it from acts committed by its directors, officers, employees, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which it operates.

Violations of these laws and regulations could result in significant fines, criminal sanctions against The Stars Group, its officers or its employees, requirements to obtain export licenses, disgorgement of profits, cessation of business activities in sanctioned countries, implementation of new or enhanced compliance programs, exclusion from government contracts or programs, prohibitions on the conduct of its business and its inability to market and sell its products in one or more countries. Additionally, any such violations could materially damage The Stars Group’s reputation, brand, international expansion efforts, commercial relationships, ability to attract and retain employees and customers, and its business, operating results and financial condition. For information regarding a certain previously disclosed foreign payments matter and The Stars Group’s review of the same, see “Legal Proceedings and Regulatory Actions” below. In particular, as a result of this matter, The Stars Group and one or more subsidiaries could be subject to fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. This could have a material adverse effect on The Stars Group, including its reputation and ability to conduct business, its holding of gaming regulatory licenses, the listing of its securities on an exchange, its contractual arrangements by, among other things, causing a breach or resulting in a termination of the same, its financial position, profitability or liquidity or the market price of its securities. In addition, it is difficult for The Stars Group to estimate the time or resources that will be needed for the investigation of this matter or its final resolution because, in part, the time and resources needed depend on the nature and extent of the information requested by the authorities involved, and such time or resources could be substantial.

The Stars Group has been subject to regulatory investigations and settlements and it expects to continue to be subject to such proceedings in the future, which could cause it to incur substantial costs or require it to change its business practices in a materially adverse manner.

From time to time, The Stars Group receives formal and informal inquiries from government authorities and regulators, including securities authorities, tax authorities and gaming regulators, regarding its compliance with laws and other matters. The Stars Group expects to continue to be the subject of investigations and audits in the future as it continues to grow and expand its operations. Violation of existing or future regulatory orders or consent decrees could subject The Stars Group to substantial monetary fines and other penalties that could negatively affect its financial condition and results of operations. In addition, it is possible that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities could cause The Stars Group to incur substantial costs, expose it to unanticipated civil and criminal liability or penalties, or require it to change its business practices in a manner materially adverse to its business. See also “—The Stars Group may have exposure to greater than anticipated tax liabilities.” and “Legal Proceedings and Regulatory Actions”.

The Stars Group’s shareholders are subject to extensive governmental regulation, and if a shareholder is found unsuitable by a gaming authority, that shareholder may not be able to beneficially own, directly or indirectly, certain securities of The Stars Group.

In many jurisdictions, gaming laws can require any of The Stars Group’s shareholders to file an application, be investigated, and qualify or have his, her or its suitability determined by gaming authorities. Gaming authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, revoke or suspend any gaming license, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities.

Any person found unsuitable by a gaming authority may not hold directly or indirectly ownership of any voting security or the beneficial or record ownership of any nonvoting security or any debt security of any company that is registered with the relevant gaming authority beyond the time prescribed by the relevant gaming authority. A violation of the foregoing may constitute a criminal offense. A finding of unsuitability by a particular gaming authority impacts that person’s ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person’s ability to associate or affiliate with gaming licensees in other jurisdictions.

Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage, sometimes 5%, of voting securities of a gaming company and, in some jurisdictions, non-voting securities to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for “institutional investors” that hold a company’s voting securities for investment purposes only. Some jurisdictions may also limit the number of gaming licenses with which a person may be associated.

The Stars Group’s articles include certain provisions to ensure that it complies with applicable gaming regulations. These provisions provide, among other things, that The Stars Group shall have the right, subject to the conditions set out in the gaming provisions share terms, to redeem Common Shares held by an unsuitable person. Such redemption rights may negatively affect the trading price and/or liquidity of The Stars Group’s Common Shares.

Risks Related to the Corporation’s Intellectual Property and Technology

The Stars Group’s intellectual property may be insufficient to properly safeguard its technology and brands.

The Stars Group holds granted patents, registered trademarks and other intellectual property rights. The Stars Group also has applications for patent protection in the United States, Canada, Europe and other countries relating to certain existing and proposed processes, designs and methods and other product innovations. Patent applications can, however, take many years to issue and The Stars Group can provide no assurance that any of these patents will be granted at all, particularly in light of a global shift towards not granting patents involving computer-related inventions. If The Stars Group is denied any or all of these patents, it may be unable to successfully prevent its competitors from imitating its product offerings or using some or all of the processes that are the subject of such patent applications. Such imitation may lead to increased competition for The Stars Group’s product offerings. Even if pending patents are granted to The Stars Group, its intellectual property rights may not be sufficiently comprehensive to prevent its competitors from developing similar competitive products and technologies or may be vulnerable to challenge due to changing case law regarding the patentability of computer-related inventions. If the granted patents are challenged, protection may be lost. The Stars Group’s success may also depend on its ability to obtain trademark protection for the names or symbols under which it markets its product offerings and to obtain copyright protection of its proprietary technologies, other game innovations and creative assets. The Stars Group may not be able to build and maintain goodwill in its trademarks or obtain trademark protection. There can be no assurance that any trademark, copyright or granted patent will provide competitive advantages for The Stars Group or that its intellectual property will not be successfully challenged or circumvented by competitors.

Source codes for The Stars Group’s technology may receive protection under international copyright laws. However, for many third parties who intend to use The Stars Group source codes without its consent, the presence of copyright protection in the source codes alone may not be enough of a deterrent to prevent such use. As such, The Stars Group may need to initiate legal proceedings following such use to obtain orders to prevent further use of the source code.

The Stars Group also relies on trade secrets and proprietary know-how. Although The Stars Group generally requires its employees and independent contractors to enter into confidentiality and intellectual property assignment agreements, it cannot be assured that the obligations therein will be maintained and honored. If these agreements are breached, it is unlikely that the remedies available to The Stars Group will be sufficient to compensate it for the damages suffered even if it promptly applies for injunctive relief. In spite of confidentiality agreements and other methods of protecting trade secrets, The Stars Group’s proprietary information could become known to or independently developed by competitors. If The Stars Group fails to adequately protect its intellectual property and confidential information, its business may be harmed and its liquidity and results of operations may be materially adversely impacted.

The Stars Group may be party to intellectual property infringement or invalidity claims and adverse outcomes of litigation could unfavorably affect its operating results.

The Stars Group monitors for infringement and misappropriation of intellectual property by, among other thing, using brand enforcement software that searches the Internet for potential infringements upon The Stars Group’s intellectual property rights, and it also has a standardized process for enforcing its intellectual property rights in the event of a potential infringement. However, monitoring for such infringement and misappropriation can be difficult and expensive, and The Stars Group may not be able to detect infringement or misappropriation of its proprietary rights. Although The Stars Group intends to aggressively pursue anyone who is reasonably believed to be infringing upon its intellectual property rights and who poses a significant commercial risk to the business, to protect and enforce its intellectual property rights, initiating and maintaining suits against such third parties will require substantial financial resources. The Stars Group may not have the financial resources to bring such suits, and, if it does bring such suits, it may not prevail. Regardless of The Stars Group’s success in any such actions, the expenses and management distraction involved may have a material adverse effect on its financial position. A significant portion of The Stars Group’s revenues is generated from product offerings using certain intellectual property rights, and its operating results would be negatively impacted if it was unsuccessful in licensing certain of those rights and/or protecting those rights from infringement, including losses of proprietary information from breaches of The Stars Group’s cybersecurity efforts.

If the registration and enforcement policies regarding The Stars Group’s intellectual property portfolios are inadequate to deter unauthorized use or appropriation by third parties, the value of The Stars Group’s brands and other intangible assets may be diminished and competitors may be able to more effectively mimic its brands, products, services and methods of operations. Such events could adversely affect The Stars Group’s business and financial results. At the same time, The Stars Group has to be mindful of how it will be perceived by its customers and potential customers if it deploys an unduly strict enforcement policy; an overly aggressive position may deter its customers from supporting the brands and therefore damage not only the brands’ reputation in the market place but also negatively impact financial results.

It is also possible that the validity of any of The Stars Group’s intellectual property rights might be challenged or an attempt to reduce its intellectual property rights or protections may be made. There can be no assurance that The Stars Group’s intellectual property rights will withstand an invalidity claim and, if declared invalid, the protection afforded to the product, branding or marketing material will be lost.

Moreover, the future interpretation of intellectual property law regarding the validity of intellectual property by governmental agencies or courts in Canada, Europe, the United States or other jurisdictions where The Stars Group has rights could negatively affect the validity or enforceability of its current or future intellectual property. This could have multiple negative impacts including the marketability of, or anticipated revenue from, certain of its product offerings. Additionally, due to the differences in foreign patent, trademark, trade dress, copyright and other laws concerning proprietary rights, The Stars Group’s intellectual property may not receive the same degree of protection in each jurisdiction where it operates. The Stars Group’s failure to possess, obtain or maintain adequate protection of its intellectual property rights for any reason in these jurisdictions could have a material adverse effect on its business, results of operations and financial condition.

Furthermore, infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and The Stars Group may not have the financial and human resources to defend itself against any infringement suits that may be brought against it. Litigation can also distract management from day-to-day operations of the business.

In addition, The Stars Group’s business depends in part on the intellectual property of third parties. For example, The Stars Group licenses trademarks and other intellectual property from third parties for use in its gaming products. The Stars Group’s future success may depend upon its ability to obtain licenses to use new marks and its ability to retain or expand existing licenses for certain products. If The Stars Group is unable to obtain new licenses or renew or expand existing licenses, it may be required to discontinue or limit its use of such products that use the licensed marks and its financial condition, operating results or prospects may be harmed.

Further, The Stars Group’s competitors and third-party service providers have certain patents protecting various gaming products and services, including systems, methods and designs. If The Stars Group’s product offerings employ these processes, or other subject matter that is claimed under its competitors’ patents, or if other companies obtain patents claiming subject matter that The Stars Group uses, those companies may bring infringement actions against it. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. In addition, because patent applications can take many years to issue, there may be applications now pending of which The Stars Group is unaware, which might later result in granted patents that its product offerings may infringe. There can be no assurance that The Stars Group’s product offerings, including those with currently pending patent applications, will not be determined to have infringed upon an existing third-party patent. If any of The Stars Group’s product offerings infringe a valid patent, it may be required to discontinue offering certain products or systems, pay damages, purchase a license to use the intellectual property in question from its owner, or redesign the product in question to avoid infringement. A license may not be available or may require The Stars Group to pay substantial royalties, which could in turn force it to attempt to redesign the infringing product or to develop alternative technologies at a considerable expense. Additionally, The Stars Group may not be successful in any attempt to redesign the infringing product or to develop alternative technologies, which could force it to withdraw its product offerings from the market.

The Stars Group may also infringe other intellectual property rights belonging to third parties, such as trademarks, copyrights and confidential information. As with patent litigation, the infringement of trademarks, copyrights and confidential information involve complex legal and factual issues and The Stars Group’s products, branding or associated marketing materials may be found to have infringed existing third-party rights. When any third-party infringement occurs, The Stars Group may be required to stop using the infringing intellectual property rights, pay damages and, if it wishes to keep using the third-party intellectual property, purchase a license or otherwise redesign the product, branding or associated marketing materials to avoid further infringement. Such a license may not be available or may require The Stars Group to pay substantial royalties.

Security breaches involving the source code of The Stars Group’s products or other sensitive and proprietary information could adversely affect its business.

The Stars Group securely stores the source code for its software products as it is created. A breach, whether physical, electronic or otherwise, of the systems on which such source code and other sensitive data are stored could lead to damage or piracy of The Stars Group’s software. In addition, certain parties with whom The Stars Group does business are given access to its sensitive and proprietary information in order to provide services to support it. These third parties may misappropriate The Stars Group’s information and engage in unauthorized use of it. If The Stars Group is subject to data security breaches, it may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures which could materially and adversely affect its business, financial condition and operating results. The Stars Group may become subjected to increased competition if its systems are breached in connection with commercial espionage activities. Any theft or unauthorized use or publication of The Stars Group’s trade secrets and other confidential business information as a result of such an event could adversely affect its competitive position, reputation, brand and future customer use of its product offerings. The Stars Group’s business could be subject to significant disruption, and it could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

Compromises of The Stars Group’s systems, manipulation of its products or services, or unauthorized access to its confidential information or data, or its customers’ personal information or data, could materially harm its reputation and business.

The Stars Group assesses, monitors and, as necessary, desirable or appropriate, continuously upgrades, the security of its systems as well as the collection, processing, storage and transmission of customer information on an ongoing basis. See also “Business of the Corporation—Technology Infrastructure, Supply Chain Management and Research and Development”. However, The Stars Group’s business is prone to, is frequently subjected to, and expects to continue to be subjected to, cyber-attacks. Cyber-attacks may be carried out by third parties or insiders using techniques that range from highly sophisticated efforts to circumvent network security or overwhelm websites to more traditional intelligence gathering and social engineering aimed at obtaining information necessary to gain access. These third parties often seek unauthorized access to The Stars Group’s confidential information or data or its customers’ or employees’ personal information or data, or to maliciously overwhelm The Stars Group’s services, which could result in prolonged outages during which customers would be unable to use its products or services. Any failure to prevent or mitigate security breaches and improper access to or disclosure of The Stars Group’s data or user information could result in the loss, corruption or misuse, including fraudulent manipulation of or “ransom” demands with respect to, such data or information, which could harm The Stars Group’s business and reputation and diminish its competitive position. In addition, computer malware, viruses, denial-of-service, social engineering (predominantly spear phishing attacks) and general hacking and similar attacks have become more prevalent in The Stars Group’s industries. Further, because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, The Stars Group may be unable to anticipate these techniques or to implement adequate preventative measures. Although The Stars Group has not experienced attacks that have resulted in a material adverse effect on it, such as a materially prolonged service outage or the compromise of a material amount of company or personal data, attacks have occurred on its systems in the past, most commonly distributed denial-of-service attacks, some of which resulted in temporary or limited services outages, and such types of attacks will occur on its systems in the future. As a result of The Stars Group’s prominence in the industries in which it operates, particularly in online gaming, and large customer base who provide personal information to create accounts, as well as the ever increasing sophistication of individual and organized hacking attempts, which in recent years have resulted in massive breaches of data from other Internet-facing companies, including online gaming companies, and customers’ tendencies to share password and email information across different websites, The Stars Group believes that it is a particularly attractive target for such breaches and attacks. The costs to mitigate the foregoing security threats and vulnerabilities could be significant. Such attacks may cause, among other things, (i) interruptions to The Stars Group’s product offerings, which could lead to lost revenues, confidence and trust, (ii) compromises of confidential customer or employee information, (iii) unauthorized access to proprietary or sensitive information, (iv) devaluation of its intellectual property, (v) increased expenditures on data and information security and remediation costs, which could be significant and could impact its results of operations, (vi) destruction or corruption of data, (vii) theft of financial assets, (viii) litigation, fines, liability, disciplinary action or investigations by customers (for lost deposits, wagers, personal information, or otherwise) or applicable regulatory authorities, as applicable, (ix) other regulatory scrutiny, (x) increased insurance premiums, (xi) reputational and competitive harm as a result of negative customer experiences, including as a result of the foregoing, and (xii) a negative impact on its internal control over financial reporting.

The Stars Group’s efforts to protect its product offerings, and company and customer data and information may also be unsuccessful due to software bugs or other technical malfunctions, employee, contractor or vendor error or malfeasance, government surveillance, break-ins or theft, third-party security breaches, or other factors or threats that evolve, such as casualty loss. In addition, third parties may attempt to fraudulently induce employees or customers to, or The Stars Group’s employees or customers themselves may, disclose information in order to gain access to The Stars Group’s data or its customers’ information and potentially use such data or information improperly. Although The Stars Group believes it and its internal information security group are adequately prepared and have developed systems and processes that are designed to prevent or hinder cyber-attacks and protect its systems, data and customer information and to prevent outages, data or information loss, fraud and to prevent or detect security breaches, including a disaster recovery strategy for server and equipment failure and back office systems and the use of third parties for certain cyber security services, The Stars Group cannot assure investors that such measures will provide absolute security. Disruptions from unauthorized access to, fraudulent manipulation of, or tampering with The Stars Group’s computer systems and technological infrastructure, or those of third parties it utilizes, in any such event could result in a wide range of negative outcomes, including those outcomes listed above, each of which could materially adversely affect The Stars Group’s business, operating results and financial condition.

The Stars Group also provides limited information to certain third parties based on the scope of services provided to it. However, if these third parties or developers fail to adopt or adhere to adequate data and information security practices, or in the event of a breach of their networks, The Stars Group’s customers’ information may be improperly accessed, used or disclosed. Such improper access, use or disclosure could result in a perception that The Stars Group does not adequately secure this information or provide customers with adequate notice about or provide informed consent to the information that they authorize it to disclose, legal liability, costly remedial measures, governmental and regulatory investigations, harm its profitability, reputation and brand, and cause its financial results to be materially affected.

Any loss, disclosure or misappropriation of, or access to, customers’ or other proprietary information or other breach of The Stars Group’s information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt The Stars Group’s operations, force it to modify its business practices, damage its reputation and expose it to claims from its customers, financial institutions, regulators, payment card associations, employees and other persons, any of which could have an adverse effect on The Stars Group’s business, financial condition and operations. In particular, The Stars Group is subject to payment card association rules and obligations pursuant to contracts with payment card processors. Under these rules and obligations, if information is compromised, The Stars Group could be liable to payment card issuers for the cost of associated expenses and penalties. In addition, if the Stars Group fails to follow payment card industry security standards, even if no consumer information is compromised, it could incur significant fines or experience a significant increase in payment card transaction costs.

In addition, The Stars Group’s customers may attempt to or commit fraud, cheat or use impermissible methods in violation of The Stars Group’s terms and conditions of use, such as the use of artificial intelligence or bots with respect to online poker offerings, to create an artificial competitive advantage to increase winnings. Acts of fraud or cheating may involve various tactics, possibly in collusion with employees or other customers of The Stars Group. Employees could also engage in internal acts of cheating through collusion with programmers and other personnel. Successful exploitation of The Stars Group’s systems could have negative effects on its products, services and user experience. In particular, the virtual economies that The Stars Group has established in some of its product offerings are subject to abuse, exploitation and other forms of fraudulent activity that interfere with customers’ enjoyment of a balanced game environment. See also “Business of the Corporation—Technology Infrastructure, Supply Chain Management and Research and Development”. Failure to discover such acts or schemes in a timely manner could result in harm to The Stars Group’s operations. In addition, negative publicity related to such schemes could have an adverse effect on The Stars Group’s reputation, potentially causing a material adverse effect on its business, financial condition, and results of operations. In the event of the occurrence of any such issues with The Stars Group’s product offerings, substantial engineering and marketing resources, and management attention, may be diverted from other projects to correct these issues, which may delay other projects and the achievement of its strategic objectives.

The Stars Group’s business is dependent on its ability to maintain and scale its technical infrastructure, and any significant disruption in its service, including service interruptions of Internet and other technology service providers, could damage its reputation, result in a potential loss of customers and engagement, and adversely affect its financial results.

The Stars Group’s reputation and ability to attract, retain and serve its customers depends in part upon the reliable performance of its product offerings and its underlying technical infrastructure. The Stars Group devotes significant resources to network and data security, including through the use of encryption and other security measures intended to protect its systems and data. However, The Stars Group’s systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to its business. If The Stars Group’s product offerings are unavailable when customers attempt to access them, or if they do not load as quickly as expected, customers may not use them as often in the future, or at all. If The Stars Group’s customer base and engagement continue to grow, and the amount and types of product offerings continue to grow and evolve, it will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy its customers’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of The Stars Group’s product offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after The Stars Group has started to fully use the underlying equipment or software, that could further degrade the customer experience or increase its costs. As such, The Stars Group could fail to continue to effectively scale and grow its technical infrastructure to accommodate increased demands. In addition, The Stars Group’s business may be subject to interruptions, delays or failures resulting from earthquakes, adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks or other catastrophic events. The Stars Group has contingency plans in place to prevent or mitigate the impact of these events. However, if such an event were to occur, customers may be subject to service disruptions or outages and The Stars Group may not be able to recover its technical infrastructure and customer information in a timely manner to restart or provide its product offerings, which may adversely affect its financial results.

A substantial portion of The Stars Group’s network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers. The Stars Group requires its technology-based service providers to implement cyber-attack-resilient systems and processes. However, if Internet service providers experience service interruptions, including because of cyber-attacks, communications over the Internet may be interrupted and impair The Stars Group’s ability to conduct business. Internet service providers and other technology-based service providers may in the future roll out upgraded or new mobile or other telecommunications services, such as 5G or 6G services, which may not be successful and thus may impact the ability of The Stars Group’s customers to access its product offerings. In addition, The Stars Group’s ability to process e-commerce transactions depends on bank processing and credit card systems. To prepare for system problems, The Stars Group continuously seeks to strengthen and enhance its current facilities and the capabilities of its system infrastructure and support. Nevertheless, there can be no assurance that the Internet infrastructure or The Stars Group’s own network systems will continue to be able to meet the demand placed on it by the continued growth of the Internet, the overall online gaming and interactive entertainment industries and The Stars Group’s customers. Any difficulties these providers face, including the potential of certain network traffic receiving priority over other traffic (i.e., lack of net neutrality), may adversely affect The Stars Group’s business, and it exercises little control over these providers, which increases its vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, including as a result of cyber-attacks, which causes a loss of The Stars Group’s customers’ property or personal information or a delay or interruption in its online services and products and e-commerce services, including its ability to handle existing or increased traffic, could result in a loss of anticipated revenue, interruptions to its product offerings, cause it to incur significant legal, remediation and notification costs, degrade the customer experience and cause customers to lose confidence in its product offerings, any of which could have a material adverse effect on its business, revenues, operating results and financial condition.

Furthermore, gaming licenses of The Stars Group or its subsidiaries in certain jurisdictions require that all telecommunication services in respect of its gaming activities, including the supply of a telecommunications circuit and Internet access service, be provided by a licensed provider in the relevant jurisdiction. The Stars Group’s expansion in such jurisdictions in the future may be limited by its telecommunications arrangements.

The Stars Group has servers located throughout the world and there can be no assurance that all network infrastructure and telecommunications systems will constantly be in operation in all these locations. Additionally, some jurisdictions have restricted broadband capacity and resilience, and while The Stars Group has not encountered material issues with server capacity in respect of its servers in the past, such restricted capacity could in the future give rise to various difficulties in the provision of its product offerings, including occasional disconnections.

If The Stars Group fails to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, its technology, such as its platforms and offerings, may become less competitive or obsolete.

The Stars Group’s future success depends on its ability to adapt and enhance its suite of technology and software, such as its platforms, as well as its product offerings. To attract new customers and increase revenue from existing customers, The Stars Group needs to continue to enhance and improve its platforms, product offerings, features and enhancements to meet customer needs at competitive prices. Such efforts will require adding new functionality and responding to technological advancements or disruptive technologies, such as artificial intelligence, which will increase The Stars Group’s R&D costs. If The Stars Group is unable to develop technology and products that address customers’ needs, or enhance and improve its platforms and product offerings in a timely manner, that could have a material adverse effect on its business, revenues, operating results and financial condition. The Stars Group’s ability to continue to operate and grow is also subject to the risk of future disruptive technologies. If new and/or disruptive technologies emerge that are able to deliver online betting and gaming and/or entertainment products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely affect The Stars Group’s ability to compete.

The Stars Group may experience losses due to technical problems with its product offerings or internal systems.

The Stars Group’s product offerings and internal systems rely on software, including software developed or maintained internally and/or by third parties, that is highly technical and complex. Alternative third-party suppliers may be difficult to identify, may require regulatory approval and may take a significant period of time before they would be able to start providing services to The Stars Group. In addition, The Stars Group’s product offerings and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which The Stars Group relies has contained, and may currently or in the future contain, undetected errors, bugs or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within such software may result in a negative customer experience, delay product introductions or enhancements, result in targeting, measurement or processing errors, such as incorrectly determining game outcomes or customer winnings, or compromise its ability to protect its customers’ information and/or its intellectual property. Any errors, bugs, or defects discovered in the software on which The Stars Group relies could result in damage to its reputation, loss of customers, loss of revenue, liability for damages, impairment of its ability to offer its product offerings in the future, and/or delays in releases of its product offerings or product enhancements, any of which could adversely affect its business and financial results.

Furthermore, the costs incurred in correcting any product or service defects or errors may be substantial and could adversely affect The Stars Group’s operating margins. There can be no assurance that The Stars Group’s efforts to monitor, develop, modify and implement appropriate test and processes for its product offerings will be sufficient to permit it to avoid a rate of failure in its product offerings that results in substantial delays, significant repair or replacement costs or potential damage to its reputation, any of which could have a materially adverse effect on its business, results of operations and financial condition.

The Stars Group may also be subject to claims that its product offerings are defective or that some function or malfunction of its product offerings caused or contributed to damages. The Stars Group attempts to minimize this risk by incorporating provisions into its standard agreements and terms and conditions of use that are designed to limit its exposure to potential claims of liability, in addition to maintaining applicable liability insurance policies. However, there can be no assurance that all claims will be barred by the contractual provisions and terms and conditions of use limiting liability or that the provisions will be enforceable. The Stars Group may be liable for any unforeseen failures or damages regarding the use of its product offerings. A significant liability claim against The Stars Group could have a materially adverse effect on its operating results and financial position.

Risks Related to The Stars Group’s Common Shares

The price and trading volume of the Common Shares has been and will likely continue to be volatile.

The market price of the Common Shares has been and will likely continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume of the Common Shares will likely continue to fluctuate and cause significant price variations to occur. Volatility in the market price of the Common Shares may prevent a holder of Common Shares from being able to sell his, her or its shares. In addition to the factors discussed in this annual information form, the market price for the Common Shares could fluctuate significantly for various reasons, many of which are beyond The Stars Group’s control, including:

•	its operating and financial performance;
•	its quarterly or annual earnings and key operational, financial and customer measures and metrics or those of other companies in its industries;
•	conditions that impact demand for its product offerings;
•	the public’s reaction to The Stars Group’s press releases, other public announcements and filings with securities authorities;
•	changes in earnings estimates, recommendations or expectations by securities analysts who track the Common Shares, or failure to meet such estimates, recommendations or expectations;
•	market and industry perception of its success, or lack thereof, in pursuing its growth strategy;
•

additional Common Shares being sold into the market by The Stars Group, its existing shareholders, or in connection with acquisitions, including Common Shares sold by its employees to cover tax liabilities in connection with equity-based compensation vesting events, or the anticipation of such sales;

•	investor sentiment with respect to its competitors, business partners and The Stars Group’s industries in general;
•	changes in stock market valuations of companies in the industries in which it operates;
•	substantial “short” positions in the Common Shares and other hedging activities by investors from which they would benefit from declines in the market price of the Common Shares;
•	inclusion, exclusion or removal of the Common Shares from any trading indices;
•

strategic actions by The Stars Group or its competitors, such as significant products, services or features, technical innovations, strategic partnerships, joint ventures, capital commitments, acquisitions or restructurings, or the announcement of any of the foregoing;

•	changes in government regulation, including the regulation of online gaming and additional or increased taxes or duties;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•

announcements by The Stars Group or estimates by third parties of actual or anticipated changes in its reported key metrics, including the size of its customer base or customer activity, engagement or monetization;

•	lawsuits threatened or filed and regulatory investigations or actions threatened or taken against it;
•	changes and other developments in anticipated or new legislation and pending lawsuits or regulatory actions, including interim or final rulings by tax, judicial or regulatory bodies;
•	arrival and departure of key personnel;
•	changes in its capital structure;
•	sale of Common Shares by The Stars Group or by members of its management team or Board;
•

changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole; and

•	other events or factors, including those resulting from war, natural disasters or terrorism, or responses to those events.

The Common Shares are currently listed on both NASDAQ and TSX and volatility in the market prices of the Common Shares may increase as a result thereof because trading is split between the two markets, resulting in less liquidity on both exchanges. In addition, different liquidity levels, volume of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including those in the gaming industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of the Common Shares could fluctuate based upon factors that have little or nothing to do with The Stars Group, and these fluctuations could materially reduce the Common Share price.

The Stars Group’s advance notice by-laws may prevent attempts by its shareholders to replace or remove its current management.

Provisions in The Stars Group’s by-laws may frustrate or prevent any attempts by its shareholders to replace or remove current management by making it more difficult for shareholders to remove The Stars Group’s directors. These charter provisions could make removing management more difficult. Furthermore, the existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for Common Shares. They could also deter potential acquisitions of The Stars Group, thereby reducing the likelihood that shareholders could receive a premium for Common Shares in an acquisition.

Future sales, the possibility of future sales or “short” positions in a substantial amount of the Common Shares may depress the price of the Common Shares.

Future sales, the possibility of future sales or “short” positions in a substantial amount of the Common Shares in the public market could adversely affect the prevailing market price of the Common Shares and could impair The Stars Group’s ability to raise capital through future sales of equity securities. The Stars Group cannot predict future sales, the possibility of future sales or “short” positions, or the effect, if any, that any of the same may have on the market price of the Common Shares. Sales of substantial amounts of Common Shares (including Common Shares issued in connection with an acquisition), or the perception that such sales could occur, and substantial “short” positions may adversely affect prevailing market prices for Common Shares.

The Stars Group does not intend to pay cash dividends in the foreseeable future.

The Stars Group has never declared or paid cash dividends and has no present plans to pay cash dividends to its shareholders and, for the foreseeable future, intends to retain all of its earnings for use in its business. The declaration of any future dividends by the Stars Group is within the Board’s discretion and will depend on The Stars Group’s earnings, financial condition and capital requirements, as well as any other factors the Board deems relevant.

Based on publicly available information, certain shareholders, each individually own a significant amount of the Common Shares on a fully diluted basis and may be able to exert influence over matters requiring shareholder approval.

As of the date hereof and based on publicly available information, Caledonia (Private) Investments Pty Limited, CVC Capital Partners, GSO Capital Partners LP (“GSO”), Blackrock and Tang Hao (including through their respective affiliated entities funds or accounts managed or advised by them or their affiliates, as applicable), beneficially owned or had control over approximately 19.4%, 9.7%, 8.8%, 5.5%, and 9.5%, respectively, of the outstanding Common Shares on a fully-diluted basis. As a result, each individually may be able to exercise significant influence over any matter requiring shareholder approval in the future.

All of The Stars Group’s debt obligations, and any future indebtedness it may incur, will have priority over Common Shares with respect to payment in the event of a liquidation, dissolution or winding up.

In liquidation, dissolution or winding up of The Stars Group, the Common Shares would rank below all debt claims against it. In addition, any convertible or exchangeable securities or other equity securities that The Stars Group may issue in the future (such as the Preferred Shares, of which there are none outstanding as of the date hereof) may have rights, preferences and privileges more favorable than those of the Common Shares. As a result, holders of Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after The Stars Group’s obligations to its debt holders and holders of equity securities that rank senior to the Common Shares, if any, have been satisfied.

Dividends and Distributions

The Corporation has never declared or paid any dividend or any other distribution. The Corporation currently intends to retain any future earnings to fund the development and growth of its business and does not currently anticipate paying any dividend or distribution in the foreseeable future. Any future determination to pay dividends or distributions will be at the Board’s discretion and will depend upon many factors, including the Corporation’s results of operations, capital requirements and other factors as the Board may deem relevant, as well as any restrictions under its articles or applicable law.

Description of Capital Structure

As of March 5, 2019, The Stars Group’s authorized share capital consisted of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of the same date, the Corporation had a total of the following issued and outstanding equity securities:

As at March 5, 2019
Common Shares issued and outstanding	273,190,669
Common Shares issuable upon exercise of options	4,609,105
Common Shares issuable upon settlement of other equity-based awards	1,379,587
Total Common Shares on a fully-diluted basis	279,179,361

For more information on The Stars Group’s issued and outstanding stock options, equity-based awards (including restricted share units, performance share units and deferred share units) and its stock option and equity incentive plans, see “Market for Securities—Issuances of Securities”, the 2018 Annual MD&A, the 2018 Annual Financial Statements, and the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation, each of which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Common Shares

Each Common Share entitles its holder to notice of, and to one vote on, all matters submitted to The Stars Group’s shareholders for their consideration. The holders of Common Shares are entitled to receive, after payment of the full dividend on any Preferred Shares, non-cumulative annual dividends if, as and when declared by the Board. There are no fixed dates or time limits on payment of dividends on Common Shares. Holders of Common Shares do not have any pre-emptive rights or other rights to subscribe for additional shares, nor any conversion rights. In the event of liquidation, dissolution or winding-up of the Corporation, its net assets available for distribution to its shareholders will be distributed ratably among the holders of the Common Shares, subject to the rights, privileges, restrictions and conditions of the Corporation’s then issued and outstanding Preferred Shares, if any.

Certain gaming provisions in the Corporation’s articles facilitate compliance with applicable gaming regulations (the “Gaming Provisions”). The Gaming Provisions protect the Corporation from the consequences of having a shareholder whose ownership of Common Shares or whose failure to make an application to seek licensure or suitability review from, or otherwise comply with the requirements of, a gaming regulatory authority (an “Unsuitable Person”) may result in the suspension or revocation (or similar action) of any gaming license held by the Corporation, or the denial of any gaming license sought by the Corporation. The Gaming Provisions provide the Corporation with a right to redeem all Common Shares held by an Unsuitable Person at a redemption price determined pursuant to a written valuation and fairness opinion from an investment banking firm of nationally recognized standing in the United States. The Gaming Provisions require individuals who plan, either on their own or as part of a group acting in concert, to acquire or dispose of 5% or more of Common Shares to provide advance written notice to the Corporation prior to effecting such an acquisition or disposition. Notwithstanding the Gaming Provisions, the Corporation may not be able to exercise its redemption rights in full or at all. Under the OBCA, a corporation may not make any payment to redeem shares if there are reasonable grounds for believing that (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation’s assets would be less than the aggregate of: (i) its liabilities, and (ii) the amount that would be required to pay the holders of shares that have a right to be paid, on a redemption or in a liquidation, ratably with or before the holders of the Common Shares being purchased or redeemed, to the extent that amount has not been included in its liabilities. Furthermore, The Stars Group may become subject to contractual restrictions on its ability to redeem its shares by, for example, entering into a secured credit facility subject to such restrictions.

The foregoing description of the terms of the Common Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the Corporation’s currently effective articles and general by-laws, each of which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Preferred Shares

In connection with the Stars Interactive Group Acquisition, the Corporation issued $1.05 billion of Preferred Shares on August 1, 2014. The Preferred Shares were issued at an offering price of CDN$1,000.00 per Preferred Share. Each Preferred Share was convertible at the holder’s option at any time in whole or in part, initially into 41.67 Common Shares (the “Conversion Ratio”), based on an initial conversion price of CDN$24.00 per Common Share (the “Initial Conversion Price”), subject to adjustments. The Preferred Shares ranked senior to the Common Shares in receiving payment of their liquidation preference (which was initially CDN$1,000.00 per Preferred Share, subject to adjustments to the Conversion Ratio) upon the liquidation, winding up or dissolution of the Corporation or in any other distribution of substantially all of its assets (a “Liquidation”).  The Preferred Shares were not entitled to receive dividends and had no voting rights (or any related notice rights, including notice of shareholder meetings) except with respect to amendments to the terms of the Preferred Shares or as otherwise required under applicable laws.  The Conversion Ratio, representing the number of Common Shares that would have been issued to a holder of Preferred Shares for each Preferred Share upon exercise of the conversion right, were adjusted each February 1 and August 1 (until the redemption) by multiplying the Conversion Ratio then in effect immediately prior to such adjustment by 1.03.

As of August 1, 2017, The Stars Group had the right to force a mandatory conversion of the Preferred Shares by giving notice to holders of Preferred Shares to force conversion (in whole or in part under certain circumstances) but only if the following two conditions are satisfied: (i) the closing share price of the Common Shares has been in excess of 175% of the Initial Conversion Price on any 20 trading days within a 30 consecutive day period, and (ii) except in certain circumstances, the average daily volume on any 20 trading days within the 30 consecutive day period referred to above was at least 1.75 million Common Shares. Any mandatory conversion would also be subject to specified regulatory and consent conditions.

On June 5, 2018, The Stars Group elected to effect the mandatory conversion of all of its outstanding Preferred Shares pursuant to their terms, and on July 18, 2018, the Corporation completed the same and issued 51,999,623 Common Shares to the holders thereof. Accordingly, on July 18, 2018, all Preferred Shares were cancelled and all rights associated therewith were terminated. Prior to completion of the conversion, certain minority holders of the Preferred Shares applied to the Ontario Superior Court of Justice for a declaration that the mandatory conversion would contravene The Stars Group’s articles of continuance. On July 17, 2018, the Superior Court ruled in favor of The Stars Group and dismissed the application. As a result, The Stars Group proceeded with the conversion as indicated above. The applicants subsequently appealed the Superior Court decision and in the appeal are seeking, among certain declarations, rescission of the conversion or potential damages and costs. See “Legal Proceedings and Regulatory Actions—Preferred Shares Mandatory Conversion Matter.”

The Preferred Shares also contained anti-dilution Conversion Ratio adjustments for certain dividends or distributions (cash, shares or otherwise), share splits, share combinations, below market equity issuances or rights, options or warrant issuance, tender offer or exchange offer payments, and reorganization events. In addition, upon a “fundamental change”, additional Common Shares would have been issuable to holders of Preferred Shares as a premium.

The terms of the Preferred Shares also contained certain covenants and restrictions for as long as each of GSO and BlackRock holds 50% or more of the Preferred Shares issued to it on August 1, 2014. The covenants and restrictions, which were subject to certain exceptions, related to, among other things incurring additional indebtedness, issuing equity securities ranking equal or superior to the Preferred Shares, making certain significant acquisitions, and maintaining the listing of the Common Shares on the NASDAQ. If The Stars Group failed to comply with these undertakings, the Conversion Ratio could have been increased between a range of 2% and 6% per annum, depending on which undertaking was breached, for each year in which the breach occurs.

To create any additional class or series of preferred shares, the Corporation must, among other things, comply with the terms of the Preferred Shares and amend its articles, and such amendment will be subject to shareholder approval.

The foregoing description of the terms of the Preferred Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the Corporation’s currently effective articles, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Market for Securities

Trading Price and Volume

On October 1, 2013, The Stars Group’s Common Shares began trading on the TSX. On September 22, 2014, The Stars Group was added to the S&P/TSX Composite Index, and on June 8, 2015, the Common Shares began trading on NASDAQ. The Common Shares currently trade on the TSX and NASDAQ under the symbols “TSGI” and “TSG”, respectively. As of the date of this annual information form, only the Common Shares are publicly traded.

The following table sets out the high and low prices and total trading volume of the Common Shares listed on the TSX and NASDAQ for each month of the year ended December 31, 2018.

	Common Shares - TSX			Common Shares – NASDAQ
	Price Range (CDN$)			Price Range (US$)
Month	High	Low	Total Volume	High	Low	Total Volume
December 2018	26.19	20.83	27,753,085	19.77	15.46	43,119,364
November 2018	28.54	21.66	45,254,908	21.76	16.35	58,678,846
October 2018	31.52	26.05	22,804,381	24.49	19.84	34,437,959
September 2018	33.99	30.50	36,713,812	25.85	23.50	37,761,431
August 2018	43.30	35.12	37,598,795	33.35	26.70	36,723,800
July 2018	49.99	44.56	24,995,086	37.95	34.30	21,092,471
June 2018	51.74	44.31	25,250,767	38.90	33.25	31,875,902
May 2018	47.53	40.51	30,617,195	37.15	31.50	12,776,433
April 2018	42.03	33.70	33,247,685	33.45	26.35	6,950,314
March 2018	37.87	33.64	27,116,745	29.40	26.05	8,004,366
February 2018	35.30	30.82	18,084,196	27.45	24.65	6,976,832
January 2018	32.45	29.11	16,558,122	26.10	23.20	5,850,787

Issuances of Securities

For information regarding options and warrants to purchase Common Shares and other equity-based securities (including restricted share units, performance share units and deferred share units) that can be settled in Common Shares, and Common Shares issued or issuable upon the exercise of options and warrants or settlement of other equity-based securities, see the notes to the 2018 Annual Financial Statements. The Stars Group did not otherwise issue any class of securities of The Stars Group that is not listed or quoted on a marketplace during the year ended December 31, 2018.

Debt Securities

On July 10, 2018, two of the Corporation’s subsidiaries, Stars Group Holdings B.V. and Stars Group (US) Co-Borrower, LLC (the “Issuers”), issued the Senior Notes due 2026 at par in an aggregate principle amount of $1.00 billion. The Senior Notes mature on July 15, 2026. Interest on the Senior Notes is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2019. The Senior Notes are guaranteed by each of the Issuers’ restricted subsidiaries that guarantees the Revolving Facility. The Senior Notes are the Issuers’ senior unsecured obligations and rank equally in right of payment with all of the Issuers’ existing and future senior indebtedness.

The indenture governing the Senior Notes (the “Indenture”) provides the holders of the Senior Notes with customary rights, including the right to require Stars Group Holdings B.V. to offer to repurchase the Senior Notes in certain limited circumstances and it also provides the Issuers with the right to redeem some or all of the Senior Notes at defined redemption prices based on when the redemption occurs. The Senior Notes include, among other terms and conditions, certain customary limitations on the Issuers’ ability to take certain actions or engage in certain activities. See note 17 in the 2018 Annual Financial Statements for further information in respect of the terms and conditions of the Indenture and Senior Notes. As at the date hereof, the aggregate principal amount of outstanding Senior Notes is $1.00 billion.

For additional information on the Senior Notes, see the 2018 Annual Financial Statements and 2018 Annual MD&A. For a description of The Stars Group’s other long-term debt, see “General Development of the Business” above, the 2018 Annual Financial Statements and 2018 Annual MD&A.

Credit Ratings

The following information regarding The Stars Group’s credit ratings is provided as it relates to The Stars Group’s cost of funds and liquidity. In particular, The Stars Group’s ability to access debt funding markets and to engage in certain business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. A lowering of The Stars Group’s credit ratings may also have potentially adverse consequences for its funding capacity for growth projects or access to the capital markets, may affect its ability, and the cost, to enter into normal course derivative or hedging transactions and may require it to post additional collateral under certain contracts.

The following table shows the ratings issued for The Stars Group by the rating agencies noted herein as of the date of this annual information form. The credit ratings are not recommendations to purchase, hold or sell the debt securities because such ratings do not comment as to the market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

	Standard & Poor’s Rating Services	Moody’s Investors Services	Fitch Ratings Ltd.
Senior Secured	B+	B1	B+
Senior Notes	B-	Caa1	B-

Standard& Poor’s Ratings Services credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BB rating is the fifth highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. If S&P anticipates that a credit rating may change in the next six to 24 months, it may issue an updated ratings outlook indicating whether the possible change is likely to be “positive,” “negative,” “stable,” or “developing.” However, a rating outlook does not mean that a rating change is inevitable.

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Ba1 is the fifth highest of nine major categories. For ratings of Aa through Caa, Moody’s may apply numerical modifiers of 1, 2 or 3 in each generic rating classification to indicate relatively higher, middle or lower ranking. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium-term. Ratings outlooks fall into four categories: positive, negative, stable, and developing. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term. The time between the assignment of a new rating outlook and a subsequent rating action has historically varied widely. On average, the next rating action has followed within about a year. The next rating action subsequent to the assignment of a negative rating outlook has historically been a downgrade or review for possible downgrade.

Fitch Ratings Ltd. credit ratings are assigned based on a scale ranging from AAA to D, which represents the range from highest to lowest quality. The terms “investment grade” and “speculative grade” have established themselves over time as shorthand to describe the categories AAA to BBB (investment grade) and BB to D (speculative grade). The ratings from AA to B may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. According to Fitch Ratings Ltd.’s system, BBB ratings indicate good credit quality and that the expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. An outlook indicates the direction a rating is likely to move over a one- to two-year period. They reflect financial or other trends that have not yet reached the level that would trigger a rating action, but which may do so if such trends continue. Positive or negative rating outlooks do not imply that a rating change is inevitable and, similarly, ratings with stable outlooks can be raised or lowered without a prior revision to the outlook, if circumstances warrant such an action.

A definition and description of the categories of the credit ratings described above that have been assigned to The Stars Group’s debt are publicly available from the website of each of the individual rating agencies.

The Stars Group understands that the ratings are based on, among other things, information furnished to the above rating agencies by it and information obtained by the rating agencies from publicly available sources. The credit ratings given to The Stars Group’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings given to The Stars Group’s debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this annual information form. See “Risk Factors and Uncertainties” above.

Directors and Officers

Directors, Executive Officers and Other Key Senior Officers

The following table sets forth, for each of the Corporation’s directors and executive officers and other key senior officers as of the date hereof, the person’s name, place of residence, positions within the Corporation, principal occupation and, if a director, the day, month and year on which the person became a director. Directors are elected at each annual shareholders meeting for a term that expires on the date of the Corporation’s next annual shareholders meeting or until his or her successor is duly elected, unless prior thereto the director resigns or otherwise vacates office. As of the date of this annual information form, each of Messrs. Lazzarato, Hurley and Goodson and Ms. Turner are “independent” under applicable securities laws and exchange rules.

Name of Directors and Executive Officers	Position in the Corporation	Principal Occupation	Director Since	Common Shares, Directly or Indirectly, Beneficially Owned(1)
Divyesh (Dave) Gadhia Burnaby, British Columbia, Canada	Executive Chairman of the Board	President of Atiga Investments Inc. (investment firm)	May 11, 2010 (Chairman since June 28, 2016)	69,500
Rafael (Rafi) Ashkenazi, Onchan, Isle of Man	Chief Executive Officer and Director	Chief Executive Officer of The Stars Group Inc. and Stars Interactive Group	May 10, 2018	103,360
Brian Kyle Toronto, Ontario, Canada	Chief Financial Officer	Chief Financial Officer, The Stars Group Inc.	n/a	21,097
David Lazzarato, Toronto, Ontario, Canada	Director and Chair of the Audit Committee(2)(3)	Media and broadcast industry consultant	June 28, 2016	4,000
Alfred F. Hurley, Jr., New York, New York, USA	Director, Lead Director and Chair of the Compensation Committee(2)(4)	Sole member of Alfred F. Hurley, Jr. & Company, LLC (consulting firm)	June 28, 2016	5,182
Harlan Goodson Sacramento, California, USA	Director(3)(4)	Attorney, The Law Office of Harlan W. Goodson (law firm)	May 11, 2010	5,571
Mary Turner Beamsville, Ontario, Canada	Director and Chair of the Corporate Governance and Nominating Committee(2)(3)(4)	Corporate director	June 21, 2017	11,000
Marlon D. Goldstein Miami, Florida, USA	Executive Vice-President, Chief Legal Officer and Secretary	Executive Vice-President, Chief Legal Officer and Secretary, The Stars Group Inc.	n/a	71,060
Jerry Bowskill Onchan, Isle of Man	Chief Technology Officer	Chief Technology Officer, The Stars Group Inc.	n/a	1,497
Robin Chhabra London, England, UK	Chief Corporate Development Officer	Chief Corporate Development Officer, The Stars Group Inc.	n/a	10,723
Guy Nigel Templer Onchan, Isle of Man	Chief Operating Officer, Stars Interactive Group	Chief Operating Officer, Stars Interactive Group	n/a	2,359
Richard Flint Leeds, England, UK	Executive Chairman, Sky Betting & Gaming	Executive Chairman, Sky Betting & Gaming	n/a	591,153
Ian Proctor Leeds, England, UK	Chief Executive Officer, Sky Betting & Gaming	Chief Executive Officer, Sky Betting & Gaming	n/a	225,464
Conor Grant Leeds, England, UK	Chief Operating Officer, Sky Betting & Gaming	Chief Operating Officer, Sky Betting & Gaming	n/a	129,182

(1)

The information as to the number of Common Shares beneficially owned or over which control is exercised is provided to the best of the knowledge of the Corporation based on publicly available information, as of March 6, 2019.

(2)	Member of the Audit Committee. Mr. Lazzarato serves as the Chair of that Committee.
(3)	Member of the Corporate Governance and Nominating Committee. Ms. Turner serves as the Chair of that Committee.
(4)	Member of the Compensation Committee (as defined below). Mr. Hurley serves as the Chair of that Committee.

Divyesh (Dave) Gadhia, CPA, C.A., ICD.D

Mr. Divyesh (Dave) Gadhia, 56, is the Executive Chairman of The Stars Group’s Board. Mr. Gadhia is and has been the President of Atiga Investments Inc., an investment firm focused on consumer products, since 2010. He served as the Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited from 1992 until 2010, where he was responsible for strategic initiatives, regulatory matters and governmental relations. He has served as a director of a number of other private and public companies, as well as charities, including a director of the Canadian Gaming Association from 2005 to 2010, a director of Gateway Casinos & Entertainment Limited from 1999 to 2007, and a director of Trian Equities from 1994 to 1999. In 2009, Mr. Gadhia was awarded the Canadian Gaming News Outstanding Achievement Award and was previously awarded the Business in Vancouver’s Top 40 Under 40 Award. Mr. Gadhia is an FCPA, FCA, a member of the Institute of Corporate Directors and holds a business degree from Simon Fraser University.

Rafael (Rafi) Ashkenazi

Mr. Rafael (Rafi) Ashkenazi, 44, currently serves as the Chief Executive Officer of The Stars Group and is a current director of The Stars Group, and is responsible for devising and implementing its business plan and strategies. Mr. Ashkenazi is also the Chief Executive Officer for The Stars Group’s primary operating business, Stars Interactive Group, and is responsible for the performance and strategy of its offerings, including PokerStars and related brands. Mr. Ashkenazi, who initially joined Stars Interactive Group in January 2013 as Chief Operating Officer, is an experienced gaming industry executive who previously served as Chief Operating Officer of Playtech plc (LSE: PTEC), a global gaming software development company (“Playtech”), from January 2006 to January 2010 and then from September 2011 to January 2013, and as a member of the board of directors of Playtech from March 2006 to January 2010. From January 2010 to September 2011, Mr. Ashkenazi served as Vice President of Business Operations of Playtech. He was appointed Senior Vice President of Strategy for The Stars Group in April 2015, Chief Executive Officer of Stars Interactive Group in November 2015, Interim Chief Executive Officer of The Stars Group in March 2016 and then permanent Chief Executive Officer of The Stars Group in November 2016. Mr. Ashkenazi graduated with honors from Shenkar College in Israel where he earned a B.A. in Industrial Engineering.

Brian Kyle

Mr. Brian Kyle, 54, joined The Stars Group in June 2017 and currently serves as its Chief Financial Officer. Mr. Kyle is accountable for all financial matters across The Stars Group and plays a key leadership role in advancing the company’s strategic initiatives. He has more than 25 years of financial management experience with leading multinational technology companies. Prior to joining The Stars Group, Mr. Kyle held a number of senior executive financial roles, including as Chief Financial Officer at Pivot Technology Solutions Inc. (TSX: PTG), a leading information technology infrastructure and services provider, from August 2016 to June 2017, Chief Financial Officer at D+H Corporation (TSX: DH), a global payments and lending technology provider, from June 2009 to August 2014, and Teranet Inc., a provider of integrated land‑based information systems and software services, from May 2002 to May 2009. Following his role at D+H and prior to joining Pivot, Mr. Kyle was a partner and co‑founder of ALSA Capital Ltd, a specialized asset management firm, from August 2014 to August 2016. Mr. Kyle is a member of the Chartered Professional Accountants of Ontario, holds an MBA from Queen’s University School of Business and has an Honorary Doctorate in Laws from Assumption University.

David Lazzarato, FCA, C.A., ICD.D

Mr. David Lazzarato, 63, is a current director, Chairman of the Audit Committee, and a member of the Corporate Governance and Nominating Committee, and is a media and broadcast industry consultant who assists companies in the areas of strategy development, mergers and acquisitions and financing. He served as a member of the board of directors and chair of the audit committee of Yellow Pages Limited (TSX: Y) from December 2012 to May 2018 and was Senior Vice President, Finance at Bell Canada in 2010 and 2011. From 2009 until 2013, Mr. Lazzarato served on the board of directors and was the chair of the audit committee of LED Roadway Lighting and from 2004 to 2013, he was vice chair of the Trillium Health Centre Foundation. In 2008, Mr. Lazzarato was Chief Executive Officer of Craig Wireless Systems. Prior to joining Craig Wireless Systems, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Alliance Atlantis Communications Inc. and Chairman of Motion Picture Distribution from 2005 to 2007. From 1999 to 2004, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and was Chief Corporate Officer of MTS Allstream Inc. in 2004. Mr. Lazzarato is past Chair of the McMaster University Board of Governors and of the Council of Chairs of Ontario Universities. Mr. Lazzarato is currently a director and chair of the Resources and Audit Committees of Hamilton Health Sciences, a medical group of seven hospitals and one cancer center located in Ontario, Canada. Mr. Lazzarato earned a Bachelor of Commerce degree from McMaster University and is a Chartered Accountant, having received the FCA designation from the Ontario Institute of Chartered Accountants in 2006. Mr. Lazzarato received the ICD.D certification from the Institute of Corporate Directors in 2008 and has also completed the Senior Executive Program at the Massachusetts Institute of Technology.

Alfred F. Hurley, Jr.

Mr. Alfred F. Hurley, Jr., 64, is the Lead Director of The Stars Group, Chairman of the Compensation Committee, and a member of the Audit Committee, and has been a director of New Mountain and has been a director of New Mountain Finance Corporation, a NYSE‑listed business development company (“NMFC”), since 2010. He is the Chairman of NMFC's Nomination and Governance and Compensation Committees and a member of its Audit and Valuation Committees. Mr. Hurley has also been a director of Merrill

Corporation, which is a privately held company that provides outsourced solutions for complex, regulated and confidential business information since 2013. He serves as Chairman of Merrill’s Compensation and Governance and Human Resources Committee and as a member of the Audit Committee. He has also been the Fortress Voting Proxy to, a member of the Board of Managers, and a member of the Audit Committee of Ligado Networks Corporation, a privately held company (“Ligado”), since December 2017. Ligado is a satellite communications company that is developing a satellite‑terrestrial network. He also has been the Chairman of privately held TSI Holdings, which is the holding company for TransWorld Systems, Inc. (“TWS”) since May 2018. TWS is a leading analytics driven provider of accounts receivable management, healthcare revenue cycle and loan servicing solutions. Mr. Hurley is also the sole member of a consulting business, Alfred F. Hurley, Jr. & Company, LLC, which he started in 2014. He previously was Vice Chairman of Emigrant Bank and Emigrant Bancorp (collectively, the “Bank”) from 2007 and 2009, respectively, to December 2012, and was a consultant at the Bank during 2013. His responsibilities at the Bank included advising the Bank's Chief Executive Officer on strategic planning, acquisitions and divestitures, asset/liability management, on‑line banking and new products. In addition, he was Chairman of the Bank's Credit and Risk Management Committee from November 2008 to January 2012 and the Bank's acting Chief Risk Officer from January 2009 until January 2012. Before joining the Bank, Mr. Hurley was the Chief Executive Officer of M. Safra & Co., a private money management firm, from 2004 to 2007. Prior to joining M. Safra & Co., Mr. Hurley worked at Merrill Lynch (“ML”) from 1976 to 2004. His latest management positions prior to his departure included serving as Senior Vice President of ML & Co. and Head of Global Private Equity Investing, Managing Director and Head of Japan Investment Banking and Capital Markets, Managing Director and Co‑Head of the Global Manufacturing and Services Group, and Managing Director and Head of the Global Automotive, Aerospace, and Transportation Group. As part of his management duties, he was a member of the Corporate and Institutional Client Group (“CICG”) Executive Committee which had global responsibility for ML’s equity, debt, investment banking and private equity businesses, a member of the Japan CICG Executive Committee, and a member of the Global Investment Banking Management and Operating Group Committees. Mr. Hurley graduated from Princeton University with an A.B. in History, cum laude.

Harlan Goodson

Mr. Harlan Goodson, 71, is a current director, member of each of the Compensation Committee and the Corporate Governance and Nominating Committee, the Board’s representative to the Compliance Committee and served as a member of the Audit Committee until June 2017. He served as the Director of California’s Division of Gambling Control from 1999 to 2003, during which time he led the implementation of California’s Tribal‑State Class III gaming compacts. Prior to forming his own law practice, The Law Office of Harlan W. Goodson, in Sacramento, California, Mr. Goodson was with the national law firm of Holland and Knight, LLP where his practice concentrated on Gaming Law and Gaming Regulation and Governmental Affairs. Mr. Goodson’s biography has been published in Who’s Who in American Law since 2000 and Who’s Who in the World since 2018. In 2002, his work gained him international distinction when he was the recipient of the International Masters of Gaming Law inaugural Regulator of the Year award in 2001. Prior to being appointed to the position of Director of California’s Division of Gambling Control, Mr. Goodson worked in the California State Senate as a legislative consultant for Senator Bill Lockyer from 1994 to 1999. While serving as a consultant in the state legislature, Mr. Goodson drafted legislation in the areas of criminal law, correctional law, juvenile law and insurance law. Since 1996, Mr. Goodson has been an adjunct law professor teaching classes on the legislative process and statutory interpretation at John F. Kennedy University, School of Law. He has been a national speaker at conferences, symposia, law schools and before governmental bodies on the subjects of gaming regulation, Tribal government gaming, and Tribal‑State relations. Mr. Goodson is a member of the California State Bar, the International Masters of Gaming Law and the International Association of Gaming Advisors. In 2007, Mr. Goodson also served as a Judge Pro Tempore for the Superior Court in Sacramento, California. Mr. Goodson has also been listed in America’s Best Lawyers annually since 2005 and was selected by his peers as the Northern California 2012 Attorney of the Year for Gaming Law. Mr. Goodson graduated with a Bachelor of Arts from Golden Gate University and a Juris Doctor from the John F. Kennedy School of Law.

Mary Turner, FCPA, FCA, C. Dir

Ms. Mary Turner, 65, is a current director, Chair of the Corporate Governance and Nominating Committee and member of each of the Audit Committee and the Compensation Committee. Ms. Turner served as President and Chief Executive Officer and board member of Canadian Tire Bank, a subsidiary of Canadian Tire Corporation (TSX: CTC), from 2012 until her retirement in 2016. She has over 25 years of experience in financial services, payments, customer service, credit risk management, enterprise risk management, operations, finance and information technology at Canadian Tire. Prior to joining Canadian Tire, Ms. Turner was a partner at Deloitte & Touche (now Deloitte LLP) in Toronto from 1985 to 1992. Throughout her career, Ms. Turner has been a member of several boards of directors, including Mackenzie Financial Corporation, a subsidiary of IGM Financial Inc. (TSX: IGM), where she is a member of the Fund Oversight Committee. She also currently serves on the boards of directors of YMCA Canada, where she is a member of its Governance Committee, Niagara College, where she chairs its New Member Search Committee and is a member of its Audit Committee, Canadian Tire Jumpstart Charities, where she chairs its Audit Committee, and the 2021 Canada Games Host Society. Ms. Turner has an honours B.Sc and is a graduate of the Chartered Director Program at McMaster University. She is a Chartered Accountant and received the FCA designation from the Ontario Institute of Chartered Accountants in 2003.

Marlon D. Goldstein

Mr. Marlon Goldstein, 45, joined The Stars Group in January 2014 and serves as its Executive Vice‑President, Chief Legal Officer and Secretary. Prior to joining The Stars Group, Mr. Goldstein was a principal shareholder in the corporate and securities practice at the international law firm of Greenberg Traurig P.A., where he practiced as a lawyer from 2002 until 2014 (since 2006 as a shareholder). Mr. Goldstein’s practice focused on corporate and securities matters, including mergers and acquisitions, securities offerings, and financing transactions. Mr. Goldstein was also the co‑chair of the firm’s Gaming Practice, a multi‑disciplinary team of attorneys representing owners, operators and developers of gaming facilities, manufacturers and suppliers of gaming devices, investment banks and lenders in financing transactions, and Indian tribes in the development and financing of gaming facilities. Mr. Goldstein earned a B.B.A. with a concentration in accounting from Emory University in Atlanta, Georgia in 1996 and a J.D. from the University of Florida, Levin College of Law in Gainesville, Florida in 1999.

Jerry Bowskill

Dr. Jerry Bowskill, 53, joined The Stars Group in June 2017 and currently serves as its Chief Technology Officer. Dr. Bowskill is responsible for the overall technology performance and strategy of the business. Immediately prior to joining The Stars Group, Dr. Bowskill was a technology consultant for Partis Solutions, a global leader in the provision of corporate services to the interactive gaming industry from January 2017 to June 2017. Prior to that, Dr. Bowskill was the Chief Technology Officer of TouchTunes Interactive Networks, the largest in‑venue interactive music and entertainment platform, from September 2015 to November 2016. From May 2012 to September 2015, Dr. Bowskill served in a variety of roles at Scientific Games, a leading developer of technology‑based products and services and associated content for worldwide gaming and lottery markets, including as its Chief Architect and as a founding stakeholder and the Chief Technology Officer of SG Interactive, the Internet product division of Scientific Games. Prior to Scientific Games, Dr. Bowskill was the Technology and Solutions Director at Playtech following its acquisition of Gaming Technology Solutions in 2009, where he was a co‑founder and served as the Director of Technology and Division Chief Executive Officer while the company created a leading open‑platform based online gaming development ecosystem. Dr. Bowskill began his professional career as a research scientist, holding several roles within British Telecom’s advanced applications & technology research group. As a researcher, he authored over 40 academic publications and was a research associate, investigating wearable and contextual computing, at the Massachusetts Institute of Technology's “Media Lab”. Dr. Bowskill has a BSc (Honours) degree in Microelectronics and Information Processing and a Ph.D in image processing, each from the University of Brighton in the United Kingdom.

Robin Chhabra

Mr. Robin Chhabra, 48, joined The Stars Group in September 2017 and currently serves as its Chief Corporate Development Officer, where he is responsible for leading and overseeing The Stars Group’s corporate development function. Mr. Chhabra is an experienced online gaming executive, who most recently served as Group Director of Strategy and Corporate Development for William Hill since May 2010, and as Director of Corporate Development for Inspired Gaming Group plc (later merged with Inspired Entertainment, Inc. (Nasdaq: INSE)) from 2006 to 2009. Prior to that, Mr. Chhabra spent 12 years in various executive roles at major financial, consultancy and auditing firms, including Evolution Securities (later acquired by Investec plc (LSE: INVP)), Dresdner Kleinwort Wasserstein Securities LLC (now part of Commerzbank), Andersen Business Consulting and PricewaterhouseCoopers. Mr. Chhabra earned a BSc (Econ.) degree from London School of Economics and Political Science in 1993.

Guy Nigel Templer

Mr. Guy Nigel Templer, 50, has been Chief Operating Officer of Stars Interactive Group since December 21, 2016. Mr. Templer joined Stars Interactive Group in 2011 and held various senior positions within Stars Interactive Group, being appointed Chief Strategy Officer in March 2016 prior to his appointment as COO. Prior to working with Stars Interactive Group, Mr. Templer served as Chief Operating Officer and Board Director of NetPlay TV plc from April 23, 2010 to March 31, 2011. Mr. Templer served as Commercial Director of Two Way Media Limited since 2003 and Managing Director of its subsidiary Two Way Gaming Limited (since 2008). He has over ten years of experience in the gaming industry. Prior to working with Two Way, he ran an internet company after starting his career in management consultancy in the public sector. Mr. Templer joined PokerStars in 2011 as Director of Business Development and has directed key initiatives including PokerStars’ re‑entry into the U.S. market; the launches of the Casino and Sportsbook verticals; and the local licensing of the company's brands across Europe. The regulatory work has established the company as the leading advocate for online poker regulation and the most‑licensed online gaming operator in the world. He has an MBA from Cranfield School of Management, an MSc from Bath University and a degree in Psychology from Bristol University.

Richard Flint

Mr. Richard Flint, 47, currently serves as Executive Chairman of SBG. Mr. Flint is responsible for supporting The Stars Group Chief Executive Officer and focusing on external matters, in particular safer gambling, regulation and industry collaboration. Prior to his appointment as Executive Chairman of SBG in October 2018, Mr. Flint served as Chief Executive Officer of SBG for 10 years. He was awarded Glassdoor’s No. 1 CEO in 2018. Mr. Flint has over 20 years’ experience in online businesses, starting as a Channel Director at FT.com and then as the Product Director of online start-up flutter.com, which merged with Betfair in 2001. Prior to that, he worked as a consultant at McKinsey & Company from 1997 to 1999. Mr. Flint is also currently the CBI Chair for Yorkshire and Humber and a Director of the Senet Group for Responsible Gambling. Mr. Flint graduated from Keble College, Oxford with a 1st class degree in Engineering, Economics and Management. He also graduated with a Master’s in public policy from the Kennedy School of Government, Harvard University on a Fulbright Scholarship.

Ian Proctor

Mr. Ian Proctor, 53, currently serves as the Chief Executive Officer of SBG. Mr. Proctor is responsible for overall strategy and leadership of SBG. Prior to becoming SBG’s Chief Executive Officer in October 2018, Mr. Proctor served as SBG’s Chief Financial Officer since 2008. Prior to that and since 1993, Mr. Proctor held various senior financial roles at Sky plc. Mr. Proctor graduated with a degree in Business Studies from Robert Gordon University and is a member of the Association of Chartered Accountants.

Conor Grant

Mr. Conor Grant, 42, currently serves as the Chief Operating Officer of SBG. Mr. Grant is responsible for the daily operations of SBG. Prior to becoming SBG’s Chief Operating Officer in October 2018, Mr. Grant served as the Head of Sportsbook Products and Director of Products since 2010, and then as Director of SBG’s gaming brands since 2014. Mr. Grant has nearly 20 years’ experience in the gaming sector, having previously worked for Paddy Power, Blue Square and Boylesport. Mr. Grant graduated from Queens University, Belfast with a degree in History of Politics and also has a post-graduate degree in business from University College, Dublin.

Appointment of Observer to the Board

As previously disclosed, in January 2018 the Corporation entered into an agreement (the “Nominee Agreement”) with Mr. Tang Hao and his affiliated entity Discovery Key Investments Limited, which at the time based on publicly available information collectively held approximately 17.9% of the outstanding Common Shares of the Corporation, pursuant to which Mr. Tang appointed Mr. Melvin Zhang as his nominee to be an observer to the Board. Mr. Zhang will serve as an observer to the Board until such time as he and Mr. Tang have received certain licenses and approvals from certain of the Corporation’s gaming regulatory authorities, at which point Mr. Zhang will serve on the Board as a director.

Pursuant to the Nominee Agreement, Mr. Tang will continue to hold the right to nominate a director to the Board, subject to certain conditions, until the earlier of the day following the 2020 annual general meeting of the Corporation’s shareholders and the date on which his direct and indirect ownership of the Corporation’s issued and outstanding Common Shares falls below 10 percent (on a non-diluted basis). The Nominee Agreement also provides that Mr. Tang will not acquire greater than 20% of the outstanding Common Shares prior to the 2020 annual general meeting of shareholders other than by way of a negotiated transaction approved by Board or by way of formal takeover bid for all of the outstanding Common Shares.

As a result of the Corporation’s issuance of Common Shares in 2018 in connection with Acquisitions and an entity offering. Mr. Tang’s direct and indirect ownership of the Corporation’s issued and outstanding Common Shares decreased to below 10% (on a non-diluted basis), which would have had the effect of terminating Mr. Tang’s right to appoint an observer or director. Notwithstanding this decrease in percentage ownership, the Corporation and Mr. Tang agreed to continue to abide by all terms of the Nomination Agreement until at least one day after the Corporation’s Annual General Meeting in 2019.

Mr. Yan Min “Melvin” Zhang, 63, is a current observer to the Board. Mr. Zhang has over 30 years of management experience across a range of industries, including commercial development and investment, and is currently an Executive Director of International Entertainment Corp. (HKG: 1009), a Hong Kong‑based real estate developer with interests in hotel and entertainment properties across Asia, since May 2017. Mr. Zhang also served as the Chief Operations Officer of Goldenway Capital Management Hong Kong Ltd., a Hong Kong‑based capital management firm and a member of Goldenway Investments Holdings Limited, from June 2016 to May 2017. Prior to that, Mr. Zhang served as the General Manager of Lloyd’s Register Industrial Technical Services Shanghai Co., an engineering and technology professional services company, from 2011 to 2016. From 2002 to 2010, Mr. Zhang was the Country Manager and Investment Director of China at Saudi Basic Industries Corporation, a global petrochemical company. Mr. Zhang served as the General Manager of Amylum Asia Ltd. from 1995 to 2002, and oversaw business development and operations in the United States and China at Safer Industrial Group from 1989 to 1995. Mr. Zhang has a bachelor degree in Foreign Language & International Trade from Zhongshan University in Guangzhou, China, and a masters degree in Marketing & Business Administration from Oklahoma State University.

Interests in Common Shares

The Corporation’s current directors, executive officers and other key senior officers own, or have the right to exercise direction or control over, a total of 1,251,148 Common Shares, representing approximately 0.46% of the total issued and outstanding Common Shares as of the date of this annual information form. Additionally, as of the date of this annual information form, a total of 830,250 options, of which 814,250 are currently exercisable, and 838,012 other equity-based awards, the settlement of which is subject to conditions, have been granted to the Corporation’s directors, executive officers and other key senior officers to purchase or settle in an equal amount of Common Shares under the Corporation’s stock option and/or equity incentive plan. With respect to any performance share units included in the foregoing amount of other equity-based awards, the number of performance share units is calculated based on the target performance level for each metric being met, which would result in 100% of the granted performance share units vesting during the relevant periods. See the 2018 Annual Financial Statements and the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation, each of which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov, for additional information about performance share units.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the directors or executive officers of the Corporation is, or within ten years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that
(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Corporation, none of the directors or executive officers of the Corporation have been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Notwithstanding the foregoing, see below under “Legal Proceedings and Regulatory Actions”.

Conflicts of Interest

The directors and officers of the Corporation are required by law to act honestly and in good faith with a view to the best interest of the Corporation and to disclose any interests which they may have in any transaction, project or opportunity of the Corporation. However, the Corporation’s directors and officers may serve on the boards and/or as officers of other companies that may compete in the same industries as the Corporation, giving rise to potential conflicts of interest, including, without limitation, with respect to negotiating terms of and consummating certain transactions in which such companies and the Corporation may participate. Conflicts of interest that arise at a meeting of the Board must be disclosed at such meeting, and the conflicted director must recuse himself or herself from the meeting and abstain from participating and voting for or against the approval of any transaction, project or opportunity in which such director has an interest. The remaining directors will determine whether or not the Corporation will participate in any such transaction, project or opportunity. Subject to such disclosure and recusal and any limitations in the Corporation’s organizational documents, a transaction would not be void or voidable because it was made between the Corporation and one or more of its directors or officers who have a conflict of interest or by reason of such director or officer being present at the meeting at which such transaction, project or opportunity was approved.

To the best of the Corporation’s knowledge and other than as disclosed in this annual information form, as of the date hereof there is no known existing or potential material conflict of interest among the Corporation or a subsidiary of the Corporation and the current directors, officers or other members of management of the Corporation or a subsidiary of the Corporation as a result of their respective outside business interests.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for usurping corporate opportunities and requiring disclosures by directors or officers of conflicts of interest, and the Corporation will rely upon such laws in respect of any conflict of interest or breach of duty.

For additional information, see also “Interest of Management and Others in Material Transactions” below.

Corporate Social Responsibility and Sustainability

As an employer and as a business, the Corporation recognizes its responsibilities to its personnel, customers and the communities in which it operates. The Corporation has a long history of active participation in and support for the issues that transcend the Corporation and which reflect positively on the entire online betting and gaming industry. This means behaving responsibly and ethically in all areas of the Corporation’s business, meeting the high standards and expectations of its customers and stakeholders, and championing the benefits of a safe and enjoyable regulated online betting and gaming industry. In addition, the Corporation believes that as a global company it plays a key role in seeking sustainable solutions to help limit climate change. For this reason, the Corporation is committed to consistently reviewing and reducing its potential impact on the environment, taking positive steps to lessen its environmental footprint and encourages its personnel, the communities in which it operates (both locally and globally), as well as its suppliers and vendors to do the same.

To this end, the Corporation has adopted a number of practices, policies, programs and initiatives that highlight its commitment to corporate social responsibility and that seek to promote sustainability in the operation of its business. Such practices, policies, programs and initiatives include, among others, an enterprise-wide environmental policy, equality and diversity policy, anti-harassment and bullying policy, anti-slavery and human trafficking policy, charities policy, data protection policy, global health and safety policy, a responsible gaming policy, and “Green Stars”, which are environmental and sustainability initiatives committees championed by locally based executive-sponsored working groups.

These practices, policies, programs and initiatives are built on a foundation of transparency, governance, and ethics, and create value for the Corporation and its shareholders by helping it mitigate risks, reduce costs, build brand value and identify new market opportunities. The Corporation is committed to the socially, ethically and environmentally responsible operation of its business and has undertaken initiatives to reduce its environmental impact and carbon footprint, ensure a healthy and safe workplace, safeguard its and its customers’ data, and promote diversity and inclusion. The Corporation enforces a number of related policies in its workplace and encourages its suppliers and business partners to adhere to these requirements and to promote these values. The Corporation constantly strives to identify areas of future opportunity or development with respect to its practices.

Ethical Business Conduct

The Corporation has adopted a code of business conduct (“Code of Conduct”) for its directors, officers and employees. The Corporation is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that is in compliance with applicable law, the Code of Conduct and applicable internal policies. The Code of Conduct constitutes written standards that are designed to deter wrongdoing and promote, among other things: (i) honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships, including, in particular, with regard to public officials, (ii) avoidance of conflicts of interest, including disclosure to the Corporation of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, (iii) safeguarding of the Corporation’s confidential information and integrity and protection of business information, (iv) maintaining a healthy and safe work environment that is free of discrimination and harassment, (v) protection of employee privacy and personal information, (vi) dealing responsibly with persons outside the Corporation, including compliance with anti-corruption laws and lobbying legislation, including any applicable limitations on political activities, (vii) compliance with other applicable governmental laws, rules and regulations, and that such compliance with laws always take precedence over customs or social requirements, (viii) the prompt reporting either anonymously through the Corporation’s whistleblower hotline or to a supervisor, director or officer (or if appropriate, to the appropriate authorities) of violations of the Code of Conduct, and (ix) accountability and responsibility by all directors, officers and employees for adherence to the Code of Conduct.

The Corporation monitors compliance with the Code of Conduct and recommends disclosures as and when appropriate and required in accordance therewith. In addition, the Corporation reviews the Code of Conduct with a view of complying with all applicable rules and regulations, receiving reports from management with respect to compliance with the Code of Conduct when necessary and appropriate, and satisfying itself that management has established a system to disclose the Code of Conduct (and any amendments thereto) to the extent required. The Corporation monitors compliance with the Code of Conduct by, among other things, reserving the right to audit such compliance and through the Corporation’s existing “whistleblower” policy, which provides a procedure for the submission of information by persons relating to, among other things, possible violations of the Code of Conduct. In addition to the Code of Conduct, the Corporation has adopted a number of other policies and practices related to appropriate business conduct, including, without limitation, an Anti-Bribery Policy and Anti-Fraud Policy for all employees, directors and officers of the Corporation.

On August 9, 2018, the Corporation amended its Code of Conduct. The substantive amendments made to the Code of Conduct: (i) contemplate that one or more of the Corporation’s subsidiaries also may have their own separate code of business conduct or ethics applicable to an individual and (ii) include new or additional detail about certain matters such as reporting of concerns, human rights, safe working environment, anti-discrimination, conservation and environmental protection, cyber security and supplier compliance with the Code of Conduct. The Code of Conduct, as amended, is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Corporation’s website at www.starsgroup.com.

Moreover, The Stars Group has a formal compliance committee (the “Compliance Committee”) comprised of current and/or former independent directors and external advisors, including formal law enforcement and regulatory professionals. The Compliance Committee is charged with overseeing all aspects of compliance with gaming regulatory and other corporate compliance matters. The Compliance Committee strives to ensure the good character, honesty and integrity of The Stars Group, its subsidiaries and employees, and that it conducts its business affairs in an honest, moral and ethical fashion and in compliance with applicable laws, rules, regulations and other conditions imposed by applicable gaming and related regulatory authorities. The Compliance Committee also strives to protect The Stars Group’s reputation and prevent it from taking any action that could jeopardize its existing licenses and approvals or its ability to obtain any additional licenses or approvals. The members of the Compliance Committee are listed on the Corporation’s website at www.starsgroup.com.

The Stars Group and its subsidiaries also have numerous policies and practices, including the Code of Conduct, a Disclosure, Confidentiality & Trading Policy, an Anti-Bribery Policy, an Anti-Fraud Policy and a Whistleblower Policy, that are collectively designed to deter and detect wrongdoing and promote, among other things, legal, honest, ethical, healthy and safe conduct, good governance, and transparency and effective communication between and among employees, management and the public. The Code of Business Conduct and The Stars Group’s Anti-Bribery Policy and relevant policies of certain subsidiaries, as applicable, also provide rules and guidelines regarding compliance with Canada’s Corruption of Foreign Public Officials Act (the “CFPOA”), the U.S. Foreign Corrupt Practices Act (the “FCPA”), and any local anti-bribery or anti-corruption laws that may be applicable, such as the UK Bribery Act (2010) (the “UK Bribery Act”) and the Isle of Man Bribery Act (2013) (the “IOM Bribery Act”), and to evidence The Stars Group’s commitment to full compliance, including compliance by its officers, directors and employees, therewith. The Stars Group is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that complies with applicable law, its Code of Business Conduct and applicable internal policies. In addition, The Stars Group has a practice of entering into confidentiality and non-disclosure agreements with its employees and limiting access to and dissemination of its proprietary technology and confidential information.

Audit Committee

Audit Committee Charter

The current Audit Committee Charter was adopted on January 25, 2019.  The full text of the charter is attached hereto as Schedule A. The disclosure provided in this section of this annual information form is qualified in its entirety by reference to the full text of the charter.

Purpose

The Audit Committee is established to fulfil applicable public company obligations respecting audit committees and to assist the Board in discharging its oversight responsibilities with respect to financial reporting to ensure the transparency and integrity of the Corporation’s published financial information. The Audit Committee’s responsibilities include overseeing: (i) the integrity of the Corporation’s financial statements and financial reporting process, including the audit process and the Corporation’s internal controls over financial reporting, disclosure controls and procedures, and compliance with other related legal and regulatory requirements, (ii) the qualifications, independence, retention, compensation and work of the Corporation’s external auditors, (iii) the work of the Corporation’s financial management, internal auditors and external auditors, (iv) enterprise risk management, privacy and cybersecurity and information security, and to monitor the same, and (v) the auditing, accounting and financial reporting process generally. The Audit Committee is also responsible for pre-approving all non-audit services to be provided by the Corporation’s independent external auditor, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Corporation and its subsidiaries of concerns regarding questionable accounting or auditing matters and for any additional matters delegated to the Audit Committee by the Board. In addition, the Audit Committee is responsible for reviewing, discussing with management and assessing the Corporation’s privacy and cybersecurity risk exposures, including, among other things, the potential impact of the same, steps management has taken to monitor and mitigate the same, the Corporation’s governance and cybersecurity policies and programs, and its cybersecurity strategy.

The Audit Committee has the right, for the purposes of performing its duties, to maintain direct communication with the Corporation’s external auditor and the Board, to inspect all books and records of the Corporation and its subsidiaries, to seek any information it requires from any employee of the Corporation and its subsidiaries or the chairperson or other designated member of the Compliance Committee, and to retain independent outside counsel or other advisors.

The Audit Committee is required to be comprised of a minimum of three directors, each of whom must be “independent”, “financially literate” (within the meaning of the applicable Canadian securities laws) and otherwise qualified within the meaning of applicable securities law and the rules of any applicable stock exchange. At least one member of the Audit Committee must be financially sophisticated (within the meaning of the applicable NASDAQ Rules) and at least one member must qualify as an “audit committee financial expert” (within the meaning of the applicable rules of the U.S. Securities and Exchange Commission). A member who is an “audit committee financial expert” is presumed to qualify as “financially sophisticated”. The Audit Committee meets regularly and as often as it deems necessary to perform the duties and discharge its responsibilities in a timely manner, but is required to meet at least four times a year. The Audit Committee is also required to hold unscheduled or regularly scheduled meetings, or portions thereof, at which management is not present. The Audit Committee also conducts a self-evaluation at least annually to determine whether it and its members are functioning effectively, and reports its conclusion to the Board.

Composition

The Audit Committee is currently composed of Messrs. Lazzarato and Hurley and Ms. Turner, each of whom is “independent” and “financially literate”. Mr. Lazzarato is the “audit committee financial expert” and is “financially sophisticated”.

Relevant Education and Experience

Each member of the Corporation’s Audit Committee has an understanding of the generally accepted accounting principles applicable to the Corporation, i.e., International Financial Reporting Standards (as issued by the International Accounting Standards Board), and has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. All three members of the Corporation’s Audit Committee serve or have served on a number of other boards of directors and have acquired financial education and/or experience that would result in them being qualified as set forth above.

Name of Director	Relevant Financial Education and Experience	Other Current Public Company Directorships
David Lazzarato

•See biography above

•Chair of Hamilton Health Sciences’ audit committee

•Former Chair of Yellow Pages Limited’s audit committee

•Former chair of LED Roadway Lighting’s audit committee

•Former Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and Alliance Atlantis Communications Inc.

•Chartered Accountant and FCA

•None
Alfred F. Hurley, Jr.,	•See biography above •Member of New Mountain Finance Corporation’s audit committee •Member of Merrill Corporation’s audit committee	•New Mountain Finance Corporation (NYSE: NMFC)
Mary Turner

•See biography above

•Chair of Canadian Tire Jumpstart Charities’ audit committee

•Member of Niagara College Audit Committee

•Former President and CEO of Canadian Tire Bank, a subsidiary of Canadian Tire Corporation (TSX: CTC)

•Former Vice President of Accounting and Operations of Canadian Tire Corporation (TSX: CTC)

•Former partner at Deloitte & Touche (now Deloitte LLP)

•Chartered Accountant and FCA

•None

Pre-approval Policies and Procedures

The Audit Committee has established a practice of pre-approving all audit, audit-related, non-audit, tax and certain other services provided by the external auditor, in each case in compliance with applicable rules and guidance on the qualification and independence of external auditors. This practice is also set forth in a pre-approval policy adopted by the Audit Committee. In accordance with the Audit Committee’s pre-approval practice and policy, before the Corporation or any of its subsidiaries engages the external auditor to render a service, the engagement must be either (i) specifically approved by the Audit Committee, or (ii) entered into pursuant to the pre-approval policy. This is intended to ensure, among other things, that the provision of such services does not impair the external auditor’s independence. The Audit Committee has delegated to its Chairman, Mr. Lazzarato, the authority, between regularly scheduled meetings of the Audit Committee, to pre-approve such services to the extent they were not previously presented at a meeting of the Audit Committee. All such pre-approvals by the Chairman of the Audit Committee are reported by him at the next meeting of the Audit Committee following the pre-approval. The Audit Committee may not delegate to management the Audit Committee’s responsibilities to pre-approve services performed by the external auditor.

External Auditor Service Fees

The Corporation’s current independent external auditor is Deloitte LLP, London, United Kingdom (“Deloitte”).

The aggregate fees billed by Deloitte and all its affiliates for the fiscal years ended December 31, 2018 and 2017, respectively, were as follows:

Description	2018	2017
Audit Fees(a)	$6,020,000	$4,908,000
Audit – Related Fees(b)	$2,700,000	$149,000
Tax Fees and Tax Compliance and Advisory Services(c)	$960,000	$358,000
All Other Fees(d)	$107,000	$15,000

(a)

“Audit Fees” means the aggregate fees billed by the Corporation’s independent external auditor for audit services related to the annual financial statements of the Corporation and its consolidated subsidiaries, and for services provided in connection with statutory and regulatory filings or similar engagements. In addition, audit fees include the aggregate fees billed by the

Corporation’s independent external auditor for review services related to the interim financial statements of the Corporation and its consolidated subsidiaries, as well as the cost of translation of various continuous disclosure documents of the Corporation.

(b)

“Audit-Related Fees” means the aggregate fees billed for assurance and related services by the Corporation’s independent external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, including, without limitation, other attest services not required by statute or regulation.

(c)

“Tax Fees” and “Tax Compliance and Advisory Services” means the aggregate fees billed for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice, tax planning and assistance with various other tax related questions.

(d)

“All Other Fees” means the aggregate fees billed in the applicable fiscal year for products and services provided by the Corporation’s independent external auditor other than the services reported under clauses (a), (b) and (c), above.

The aggregate fees billed by Deloitte and all its affiliates for the fiscal year ended December 31, 2018 increased over those billed for the prior fiscal year primarily due to the Acquisitions, the SBG Financing and other financing-related activities in connection with the Australian Acquisition.

Corporate Governance and Nominating Committee and Compensation Committee

On November 6, 2018, the Board divided the Corporate Governance, Nominating and Compensation Committee of the Board into two separate committees, the Corporate Governance and Nominating Committee (the “Corporate Governance and Nominating Committee”) and the Compensation Committee (the “Compensation Committee”).

The Corporate Governance and Nominating Committee was established to assist the Board in overseeing corporate governance and nomination matters. In addition, the Corporate Governance and Nominating Committee is responsible for, among other things, identifying, recruiting and recommending to the Board qualified nominees for election as directors of The Stars Group, making an annual assessment of the overall performance and effectiveness of the Board and each committee, and oversight of The Stars Group’s approach to environmental and social responsibility matters.

The Compensation Committee was established to take the principal role of establishing The Stars Group’s executive compensation plans and policies. In addition, the Compensation Committee is responsible for, among other things, assisting the Board in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees with the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives.

For more information on the Corporation’s Corporate Governance and Nominating Committee and the Compensation Committee, please see the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation, which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Legal Proceedings and Regulatory Actions

Other than as set forth herein, The Stars Group is currently not, and was not during twelve months ended December 31, 2018, a party to any material legal proceedings, and its property and assets are not currently, and were not during the same period, the subject of material legal proceedings. The Stars Group is not aware of any other material legal proceedings, individually or in the aggregate, outstanding, threatened or pending as of the date hereof by or against The Stars Group. Notwithstanding the foregoing, given the nature of its business, The Stars Group is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business, including, without limitation, various tax audits by domestic and foreign tax authorities, and gaming regulatory reviews and inquiries. The outcome of litigation, legal proceedings and regulatory actions is inherently uncertain. See “Risk Factors and Uncertainties”.

In addition, and except as set forth herein, the Corporation is not currently, and was not during the year ended December 31, 2018, subject to: (i) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii)  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements entered into before a court relating to Canadian securities legislation or with a Canadian securities regulatory authority.

In the normal course of business, to facilitate transactions of services and products, The Stars Group has agreed to indemnify certain parties with respect to certain matters. The Stars Group has agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made by third parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, The Stars Group is a party to certain indemnification agreements with its current and certain former officers and directors, and certain employees, and its constituting documents contain similar indemnification obligations. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

Kentucky Proceeding

Prior to the Stars Interactive Group Acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Oldford Group and certain affiliates thereof (the “Oldford Parties”) and various other defendants (the “Kentucky Proceeding”), pursuant to which the Commonwealth sought to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. On August 12, 2015, the trial court in the Kentucky Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, including by certain former owners of Oldford Group, and partial summary judgment on liability in favor of the Commonwealth. On December 23, 2015, the trial court entered an order for damages in the amount of approximately $290 million, which the trial court trebled to approximately $870 million.

The Stars Group, through certain subsidiaries, filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. In connection with the posting of the bond, the Corporation delivered cash collateral in the amount of $5 million and letters of credit in the aggregate amount of $65 million. On December 21, 2018, the Kentucky Court of Appeals ruled in The Stars Group’s favor and reversed in its entirety the $870 million judgment issued against The Stars Group by the trial court judge in December 2015.

On January 18, 2019, the Commonwealth filed a motion for discretionary review with the Kentucky Supreme Court asking the Court to determine if it will hear an appeal of the decision issued by the Kentucky Court of Appeals. As of the date of this annual information form, a decision regarding the Commonwealth’s motion for discretionary review is still pending with the Kentucky Supreme Court. If the Kentucky Supreme Court decides to hear the Commonwealth’s appeal, The Stars Group will vigorously dispute the liability as it believes the action is frivolous. To the extent the Oldford Parties may be ultimately obligated to pay any amounts pursuant to a final adjudication following exhaustion of all appeals and other legal options, The Stars Group intends to seek recovery against the former owners of Oldford Group.

In late-January 2016, pursuant to and in accordance with the procedures set forth in the merger agreement governing the Stars Interactive Group Acquisition, a subsidiary of The Stars Group submitted a notice of claim to the sellers’ representative and escrow agent seeking indemnification for losses and potential losses caused by breaches under the merger agreement and requesting, among other things, that the escrow agent retain the then-remaining balance of the escrow fund established under the merger agreement in an aggregate amount equal to $300 million. With the exception of the claim relating to the Kentucky Proceeding, all such claims have since been settled. The escrow fund was reduced accordingly and continues to be held by the escrow agent. The remaining disputed claim regarding the Kentucky Proceedings and release of the outstanding escrow funds will be resolved in accordance with the provisions of the merger and escrow agreements related to the Stars Interactive Group Acquisition, and there can be no assurance that such claim will result in any amounts in the escrow fund being remitted to The Stars Group or that any of The Stars Group’s estimates of potential losses will reimbursed by the sellers or otherwise.

AMF Investigation and Related Matters

As announced on December 11, 2014, the Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec (the “AMF”), is investigating trading activities in The Stars Group’s securities surrounding its announcement of the Stars Interactive Group Acquisition (the “2014 AMF Investigation”). Related to the 2014 AMF Investigation, on March 23, 2016, the AMF charged Mr. David Baazov, along with a former financial advisor to The Stars Group and a former employee of The Stars Group, with various violations of Quebec securities laws, including insider trading, insider tipping and market manipulation. The AMF has not made any allegation of wrongdoing by The Stars Group or any of its subsidiaries or other directors or officers in these charges. On June 6, 2018, the Court of Quebec (criminal and penal division) ordered a permanent stay of these charges. The AMF did not appeal the decision of the Court of Quebec and the period to do so has expired.

On March 23, 2016, the Board also became aware of a decision of the Tribunal administratif des marchés financiers (formerly known as the Bureau de décision et de révision ) (the “TMF”), the administrative tribunal in Quebec that hears certain AMF applications, which disclosed additional AMF investigations into the alleged conduct of Mr. Baazov and 12 individuals which are beyond the scope of the charges and of the internal investigation referred to in The Stars Group’s March 23, 2016 and prior press releases and public disclosure. None of these individuals targeted by the TMF decision are currently employees, officers or directors of The Stars Group.

Also in connection with the AMF investigation and related matters, in October 2017 The Stars Group became aware of an AMF search of certain third-party premises that occurred in September 2017. To The Stars Group’s knowledge, the AMF is now also investigating whether Mr. David Baazov and certain third parties entered into a nominee agreement in January 2007 that provided for such third parties to be the beneficial owners of a substantial portion of The Stars Group’s common shares that Mr. Baazov previously disclosed he personally owned and whether certain other third parties were trading The Stars Group’s securities during a period between

2010 and 2012 for the benefit of Mr. Baazov. The affidavit supporting the September 2017 search asserts that Mr. Baazov, the third parties to the alleged nominee agreement, and The Stars Group committed certain offenses under the Securities Act (Quebec) by not disclosing the existence of such agreement. Prior to learning of the September 2017 search, none of The Stars Group’s current executive officers or directors were aware of the existence of the alleged nominee agreement and a copy of such agreement, if it exists, has not been provided to The Stars Group. The Board, with its outside counsel, continues to closely monitor developments of the AMF investigation and related matters.

The Stars Group continues to cooperate with the AMF as it has done since 2014, which is consistent with its practice.

Foreign Payments Matter

During its internal investigation with respect to the AMF matters, the Board became aware in 2016 of certain information which led it to undertake a review of whether the Corporation or any of its subsidiaries or personnel has made improper payments, directly or through external consultants, to governmental officials in certain jurisdictions outside of Canada and the United States.

The Board, with the involvement of external counsel, is reviewing these matters.  This review includes reviewing historic and current operations, reviewing the Corporation’s use of external consultants in foreign markets, and revising internal policies and procedures.  As a result of this review, the Corporation initially voluntarily contacted the Royal Canadian Mounted Police (“RCMP”) in Canada and the Department of Justice (“DOJ”) and Securities Exchange Commission (“SEC”) in the United States in 2016.  These authorities are investigating these matters and the Corporation continues to cooperate with them, including, without limitation, by cooperating with the RCMP regarding matters related to a search warrant executed at the Corporation’s former Pointe-Claire, Quebec office in 2016 responding to information requests from the RCMP, the DOJ and the SEC, and voluntarily providing records and information to these authorities. This review and cooperation is ongoing.

Class Actions

U.S. Class Action

On August 31, 2016, the lead plaintiffs in Carmack v. Amaya Inc., et. al. (Case No. 1:16-cv-01884-JHR-JS) filed an amended class action complaint (the “Amended Complaint”) in the United States District Court, District of New Jersey (the “U.S. Class Action”). The Amended Complaint named as defendants the Corporation, the Corporation’s former Chief Executive Officer, Mr. Baazov, the Corporation’s former Chief Financial Officer, Daniel Sebag, and two directors, Divyesh (Dave) Gadhia and Harlan Goodson, and alleged a class period beginning on May 26, 2015 and ending on March 22, 2016 (the day prior to the announcement of the filing of charges brought by the AMF against Mr. Baazov).

The Amended Complaint generally alleged that the defendants violated certain U.S. securities laws by misrepresenting or failing to disclose that Mr. Baazov allegedly was engaged in an insider trading scheme as charged by the AMF.  The U.S. Class Action sought damages stemming from losses that the plaintiffs and the alleged class claim to have suffered as a result of the foregoing.

On August 3, 2018, the parties filed a stipulation of settlement with the court and on December 21, 2018, the court entered a Final Judgment and Order of Dismissal with Prejudice with respect to the Amended Complaint and settlement, which was funded entirely by the Corporation’s insurance carrier.

Quebec Class Action

On or about July 25, 2018, a re-re-amended motion for authorization of a class action and for authorization to bring an action pursuant to Quebec securities law (the “Re-Re-Amended Derome Class Action”), Derome v. The Stars Group Inc. et al. (Case No. 500-06-000785), was filed in the Superior Court of Quebec, Province of Quebec, Canada, District of Montreal, amending a prior class action complaint previously filed in early 2016. The Re-Re-Amended Derome Class Action names The Stars Group, Mr. Baazov, Mr. Sebag, certain of The Stars Group’s current directors, Mr. Gadhia and Mr. Goodson, and a former director, General Wesley K. Clark, as defendants. It was filed by an individual shareholder on behalf of himself and a class of persons, composed of a sub-class of primary market purchasers and a sub-class of secondary market purchasers, who purchased The Stars Group’s securities between March 31, 2014 and March 22, 2016 (the day before the announcement of the filing of charges brought by the AMF against Mr. Baazov).

The plaintiff generally alleges that throughout the class period the defendants violated certain Canadian securities laws by misrepresenting or failing to disclose (or acquiescing in the same), among other things, that Mr. Baazov allegedly was engaged in an insider trading scheme which allegedly made possible certain acquisitions of The Stars Group. The plaintiff also alleges that The Stars Group did not properly disclose that it had inadequate or ineffective internal controls, that one or more of its directors and Mr. Baazov were in breach of its Code of Business Conduct and that certain public statements made by The Stars Group in respect of the AMF Investigation were false or misleading.

The Re-Re-Amended Derome Class Action seeks damages stemming from losses the plaintiffs claim to have suffered as a result of the foregoing. The Stars Group believes that the Re-Re-Amended Derome Class Action is without merit and intends to vigorously defend itself against it; however, there can be no assurance that The Stars Group will be successful in its defense.

Preferred Shares Mandatory Conversion Matter

On July 18, 2018, The Stars Group completed the previously announced mandatory conversion of all its issued and outstanding Preferred Shares as of such date and issued 51,999,623 Common Shares to the holders thereof. All Preferred Shares were cancelled and all rights associated therewith were terminated. Prior to completion of the conversion, Polar Multi-Strategy Master Fund (and certain affiliated funds) and Verition Canada Master Fund Ltd. applied to the Ontario Superior Court of Justice for a declaration that the mandatory conversion would contravene The Stars Group’s articles of continuance. On July 17, 2018, the Superior Court ruled in favor of The Stars Group and dismissed the application. As a result, The Stars Group proceeded with the conversion as indicated above. The applicants subsequently appealed the Superior Court decision and in the appeal are seeking, among other relief, rescission of the conversion or potential damages and costs.

The Stars Group believes the appeal is baseless and remains of the view that it was entitled to convert the Preferred Shares on July 18, 2018. The Stars Group will vigorously defend the appeal; however, there can be no assurance that its defense will be successful.

SBG Regulatory Matter

On October 28, 2016, SBG informed the Gaming Commission that it had carried out an internal review into its duplicate account verification process as it had become aware of a customer who had used the same first name and surname to open a duplicate account after having self-excluded. The individual used a different date of birth and postcode to open the duplicate account. SBG subsequently commenced a further review to determine the scale of fraudulent duplicate accounts and its investigation highlighted deficiencies in SBG’s duplicate account verification processes, following which it has refunded almost half of the account balances identified. Following a detailed investigation, the Gambling Commission provided SBG with a statement of fact on December 21, 2017, which described SBG’s failures to adhere to social responsibility codes as they relate to self-exclusion requirements. SBG accepted the facts as set out by the Gambling Commission and agreed to a regulatory settlement despite the majority of its customers using incorrect details in order to bypass the self-exclusion detection system.

SBG’s regulatory settlement with the Gambling Commission was confirmed pursuant to a statement published by the Gambling Commission on March 28, 2018. SBG’s final settlement with the Gambling Commission includes a payment in lieu of a financial penalty of £750,000 and payment of the Gambling Commission’s investigative costs of £16,700. In addition, SBG has contributed approximately £250,000 to the charity GambleAware, to use in the context of research relating to the causes of problem gambling and how this manifests itself in customer behavior. SBG does not expect any further costs or settlements to be required in connection with the matter.

Interest of Management and Others in Material Transactions

To the Corporation’s knowledge and other than as set forth herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of any class or series of voting securities of the Corporation, or any associate or affiliate of such persons, in any transaction within the last three most recently completed fiscal years or in any proposed transaction which has materially affected or would reasonably be expected to materially affect the Corporation. See also “Directors and Officers—Conflicts of Interest” above.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its offices in Montréal, Québec and Toronto, Ontario and in the United States is Computershare Trust Company, N.A. at its offices in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky. The transfer agent and registrar for the Preferred Shares is Computershare Trust Company of Canada Inc. at its offices in Montréal, Québec and Toronto, Ontario.

Material Contracts

The following is a list of the Corporation’s material contracts required to be listed under applicable Canadian securities laws that the Corporation or the subsidiaries of the Corporation have entered into since January 1, 2018 or prior thereto but which are still in effect:

•

the indenture, dated as of July 10, 2018, among Stars Group Holdings B.V., Stars Group (US) Co-Borrower, LLC, the subsidiary guarantors party thereto from time to time and Wilmington Trust, National Association, as trustee, which governs the terms of the Senior Notes;

•

the syndicated facility agreement, dated as of July 10, 2018, among Stars Group Holdings Coöperatieve U.A., Stars Group (US) Holdings, LLC, Stars Group Holdings B.V., Stars Group (US) Co-Borrower, LLC, TSG Australia Holdings Pty Ltd, Naris Limited, the lenders party thereto from time to time and Deutsche Bank AG New York Branch, as administrative agent for the lenders and collateral agent for the secured parties, which was entered into in connection with the financing of the SBG Acquisition referred to under “General Development of the Business—2018 Acquisitions—SBG Acquisition”;

•

the deed of variation and amendment, dated July 10, 2018, among Sky UK Limited, Sky plc, Sky International AG, Sky Italian Holdings S.P.A., Bonne Terre Limited, Cyan Blue IPCO Limited, TSG Interactive Services Limited and The Stars Group Inc. (the “Deed of Variation and Amendment”), in relation to the Brand License, the Commercial Relationship Agreement and the Advertising Agreement;

•

the brand license agreement, dated as of March 19, 2015, entered into among Sky plc, Sky UK Limited, Sky International AG, Sky Italian Holdings S.P.A. and Cyan Blue IPCO Limited, as amended by the Deed of Variation and Amendment, which brand license agreement is referred to under “Business of the Corporation—SBG’s Relationship with Sky—Brand License Agreement”;

•

the advertising services agreement, dated as of March 19, 2015, between Sky UK Limited and Bonne Terre Limited, as amended by amendment number one dated as of July 10, 2018 and by the Deed of Variation and Amendment, which advertising services agreement is referred to under “Business of the Corporation—SBG’s Relationship with Sky—Advertising Agreement”;

•

the commercial relationship agreement, dated as of March 19, 2015, entered into between Sky UK Limited and Bonne Terre Limited, as amended by amendment number three dated as of July 10, 2018, supplemented by a letter agreement dated as of July 13, 2018, and amended by the Deed of Variation and Amendment, which commercial relationship agreement is referred to under “Business of the Corporation—SBG’s Relationship with Sky—Commercial Relationship Agreement”; and

•

the deed and scheme of merger agreement, dated June 12, 2014, entered into among the Corporation, Amaya Holdings B.V., Titan IOM Mergerco Ltd., Oldford Group Limited and each of the selling securityholders of Oldford Group Limited, in connection with the Stars Interactive Group Acquisition.

Copies of these agreements may be inspected at the Corporation’s headquarters located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario, M5J 2J3, Canada during normal business hours and on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Interest of Experts

The Corporation’s independent external auditor for the years ended December 31, 2018 and 2017 was Deloitte. For the years ended December 31, 2018 and 2017 and throughout the period covered by the financial statements of the Corporation on which Deloitte reported, Deloitte was independent with respect to the Corporation within the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

Additional Information

Additional information relating to The Stars Group and its business including, without limitation, the 2018 Annual Financial Statements, 2018 Annual MD&A and other filings that The Stars Group has made and may make in the future with applicable securities authorities, may be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and on The Stars Group’s website at www.starsgroup.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of The Stars Group securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation. Additional financial information is provided in the 2018 Annual Financial Statements and the 2018 Annual MD&A.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

SCHEDULE A

THE STARS GROUP INC.

AUDIT COMMITTEE CHARTER

PURPOSE

1.

The Audit Committee (the “Committee”) is a standing committee appointed by the board of directors (the “Board”) of The Stars Group Inc. (the “Company”).  The Committee is established to fulfill applicable public company obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to, among other things as may be delegated by the Board from time to time, oversee:

(a)

the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal controls over financial reporting, disclosure controls and procedures, and compliance with other related legal and regulatory requirements;

(b)	the qualifications and independence of the external auditors;
(c)	the work of the Company’s financial management, internal auditors and external auditors;
(d)	enterprise risk management, privacy and data security and to monitor the same; and
(e)	the auditing, accounting and financial reporting process generally.
2.

In addition, the Committee shall prepare, if required, an audit committee report for inclusion in the Company’s annual management information circular, in accordance with applicable rules and regulations.

3.

The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members to: (a) plan or conduct audits, (b) determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or (c) conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its audit committee financial expert are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

4.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations.  Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls over financial reporting and disclosure controls and procedures.  The external auditors are responsible for planning and carrying out an audit of the Company’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

PROCEDURES OF THE COMMITTEE

1.	Number of Members – The members of the Committee shall be appointed by the Board. The Committee will be composed of not less than three (3) Board members.
2.

Independence – The Committee shall be constituted at all times of “independent directors” who either meet or exceed the independence requirements of the NASDAQ Stock Market LLC (“NASDAQ”) and who are “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board will consider all relevant facts and circumstances in making a determination of independence for each director and, as appropriate, impose independence requirements more stringent than those provided for by NASDAQ and/or NI 58-101 to the extent required by Canadian or U.S. securities laws, including rules and policies promulgated by the Securities and Exchange Commission (“SEC”) and the Toronto Stock Exchange (“TSX”). In particular, each member shall be “independent” in accordance with

National Instrument 52-110 – Audit Committees (“NI 52-110”) and Rule 10A-3(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
3.

Financial Literacy and Other -Related Experience – Each member shall be able to read and understand fundamental financial statements, in accordance with NASDAQ audit committee requirements, and shall otherwise be “financially literate” within the meaning of other applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including NI 52-110. At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a principal financial officer or other senior officer with financial oversight responsibilities and will otherwise qualify as an “audit committee financial expert” as defined by applicable rules of the SEC.  Further, each member should have reasonably sufficient experience in such other economic, financial, investment or business matters as the Board may deem appropriate.

4.

Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director.  The Board shall fill any vacancy if the membership of the Committee is less than three directors.  Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office.  Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of the Committee shall remain on the Committee until the next annual meeting of shareholders after his or her appointment or until his or her successor shall be duly appointed and qualified.

5.

Committee Chair – Unless a Committee Chair is designated by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee.  The Committee Chair shall be responsible for leadership of the Committee assignments and reporting to the Board. If the Committee Chair is not present at any meeting of the Committee, one of the other members of the Committee who is present shall be chosen by the Committee to preside at the meeting. The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

6.

Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation, indemnification or liability insurance of directors, that member shall be responsible for alerting the Committee Chair. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board.  If the Committee Chair, or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee the member’s interest and shall not participate in consideration of the matter and shall not vote on the matter.

7.

Meetings – The Committee shall meet regularly and as often as it deems necessary to perform the duties and discharge its responsibilities described herein in a timely manner, but not less than four (4) times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information or any other previously undisclosed material financial information of the Company.  The Committee Chair will approve the agenda for such meetings and any member may suggest items for consideration. Briefing materials will be provided to the Committee as far in advance of meetings as practicable.  The Committee shall maintain written minutes of its meetings, which will be filed with the meeting minutes of the Board.

8.

Separate Executive Meetings – The Committee shall meet periodically, but no less than quarterly, with the Chief Financial Officer, the head of the internal audit function and the external auditors in separate executive sessions to discuss any matters that the Committee or any of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention.

9.	In-Camera Sessions – The Committee shall hold unscheduled or regular scheduled meetings, or portions of meetings, at which management is not present.
10.

Reliance – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on: (a) the integrity of those persons or organizations within and outside the Company from which it receives information, (b) the accuracy of the financial and other information provided to the Committee by such persons or organizations, and (c) representations made by management and the external auditors as to any permissible non-audit services provided by the external auditors to the Company and its subsidiaries.

11.	Self-Evaluation – The Committee shall conduct a self-evaluation at least annually to determine whether it and its members are functioning effectively, and report its conclusion to the Board.

AUDIT RESPONSIBILITIES OF THE COMMITTEE

Selection and Oversight of the External Auditors

12.

The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Company and shall report directly to the Committee and the Committee shall so instruct the external auditors. The Committee shall evaluate the performance of the external auditors and make recommendations to the Board on the reappointment or appointment of the external auditors of the Company to be proposed in the Company’s management information circular for shareholder approval and shall have authority to terminate the external auditors. If a change in external auditors is proposed, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent auditors, and enquire on the qualifications of the proposed auditors before making its recommendation to the Board.

13.

The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purposes of preparing or issuing an audit report or performing other audit, review or attest services of the Company, and each such registered public accounting firm must report directly to the Committee.

14.

The Committee will approve policies and procedures for the pre-approval of services to be rendered by the external auditors, which policies and procedures shall include reasonable detail with respect to the services covered.  All permissible non-audit services to be provided to the Company or any of its affiliates by the external auditors or any of their affiliates that are not covered by pre-approval policies and procedures approved by the Committee shall be subject to pre-approval by the Committee. The Committee shall have the sole discretion regarding the prohibition of the external auditor providing certain non-audit services to the Company and its affiliates. The Committee shall also review and approve disclosures with respect to permissible non-audit services.

15.

The Committee shall review the independence of the external auditors and shall make recommendations to the Board on appropriate actions to be taken that the Committee deems necessary to protect and enhance the independence of the external auditors.  In connection with such review, the Committee shall:

(a)	actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors;
(b)

require that the external auditors submit to it on a periodic basis, and at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on the one hand, and the external auditors and their affiliates on the other hand and to the extent there are relationships, monitor and investigate them;

(c)	ensure the rotation of the lead (and concurring) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;
(d)	consider whether there should be a regular rotation of the external audit firm itself; and
(e)	consider the auditor independence standards promulgated by applicable auditing regulatory and professional bodies.
16.	The Committee shall establish and monitor clear policies for the hiring by the Company of employees or former employees of the external auditors.
17.

The Committee shall require the external auditors to provide to the Committee, and the Committee shall review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require.  Such reports shall include:

(a)

a description of the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, or Public Company Accounting Oversight Board (PCAOB) review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues; and

(b)

a report describing: (i) the proposed audit scope, approach and independence of all critical accounting policies and practices to be used in the annual audit; (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and (iii) other material written communication between the external auditors and management, such as any management letter or schedule of unadjusted differences.

18.

The Committee shall (i) annually review the experience and qualifications of the independent audit team and review the performance of the independent auditors, including assessing their professional skepticism, effectiveness and quality of service, and (ii) every five (5) years perform a comprehensive review of the performance of the independent auditors over multiple years to provide further insight on the audit firm, its independence and application of professional standards.

Appointment and Oversight of Internal Auditors

19.

The appointment, terms of engagement, compensation, replacement or dismissal of the internal auditors shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function (other than with respect to the head of the Company’s internal audit function).

20.

The Committee shall obtain from the internal auditors, and shall review, summaries of the significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports.

21.

The Committee shall, as it deems necessary or appropriate, communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee.  The head of the internal audit function shall have unrestricted access to the Committee.

22.

The Committee shall, annually or more frequently as it deems necessary or appropriate, evaluate the internal auditors, including their activities, organizational structure, independence, objectivity, qualifications and effectiveness.

Oversight and Monitoring of Audits

23.

The Committee shall review with the external auditors, the internal auditors and management the audit function generally, the objectives, staffing, locations, coordination (reduction of redundant efforts) and effective use of audit resources, reliance upon management and internal audit and general audit approach and scope of proposed audits  of the financial statements of the Company and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditors, the audit procedures to be used and the timing and estimated budgets and staffing of the audits.

24.

The Committee shall meet periodically with the internal auditors to discuss the progress of their activities, any significant findings stemming from internal audits, any changes required in the planned scope of their audit plan and any difficulties or disputes that arise with management in the course of their audits, including any restrictions on the scope of their work or access to required information, and the adequacy of management’s responses in correcting audit-related deficiencies.

25.	The Committee shall review with management the results of internal and external audits.
26.

The Committee shall provide an open avenue of communication between the external auditors, the internal auditors, the Board and management and take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Oversight and Review of Accounting Principles and Practices

27.

The Committee shall, as it deems necessary or appropriate, oversee, review and discuss with management, the external auditors and the internal auditors (together and separately as it deems necessary), among other items and matters:

(a)

the quality, appropriateness and acceptability of the Company’s accounting principles, practices and policies used in its financial reporting, its consistency from period to period, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new or unusual transactions or events;
(b)

all significant financial reporting issues, estimations and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from an independent auditor with respect to the accounting treatment of a particular item;

(c)

any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

(d)	the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented; and
(e)	the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures.
28.	The Committee will review and resolve disagreements between management and the external auditors regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls Over Financial Reporting

29.

The Committee shall, as it deems necessary or appropriate, exercise oversight of, review and discuss with management, the external auditors and the internal auditors (together and separately, as it deems necessary):

(a)	the adequacy and effectiveness of the Company’s internal controls over financial reporting and disclosure controls and procedures designed to ensure compliance with applicable laws and regulations;
(b)	any significant deficiencies or material weaknesses in internal controls over financial reporting or disclosure controls and procedures;
(c)	the risk of management’s ability to override the Company’s internal controls;
(d)	any fraud, of any amount or type, that involves management or other employees who have a significant role in the internal controls over financial reporting;
(e)	the adequacy of the Company’s internal controls and any related significant findings and recommendations of the external auditor and internal auditors together with management’s responses thereto; and
(f)	management’s compliance with the Company’s processes, procedures and internal controls.
30.

The Committee shall establish procedures for: (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Oversight and Monitoring of the Company’s Financial Reporting and Disclosures

31.	The Committee shall:
(a)

review with the external auditors and management and recommend to the Board for approval the audited financial statements and the notes and management’s discussion and analysis accompanying such financial statements, the Company’s annual report and any financial information of the Company contained in any registration statement, prospectus, information circular or any other disclosure document or regulatory filing of the Company;

(b)

review with the external auditors and management and recommend to the Board for approval each set of interim financial statements and the notes and Managements’ Discussion and Analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Company containing or accompanying financial information of the Company; and

(c)	review the disclosure regarding the Committee required to be included in any publicly filed or available document by applicable securities laws or regulations or stock exchange rules or requirements.

Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

32.

Prior to their distribution or public disclosure, the Committee shall discuss earnings press releases, as well as financial information and earnings guidance, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made).

33.

The Committee shall oversee compliance with the requirements of the SEC and other applicable securities laws or rules for disclosure of auditors’ services, engagements and independence of external auditors and audit committee member qualifications and activities.

34.	The Committee shall receive and review the financial statements and other financial information of material subsidiaries of the Company and any auditor recommendations concerning such subsidiaries.
35.

The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

Oversight of Finance Matters

36.	The Committee shall:
(a)	review periodically the capital structure of the Company, and, when necessary, recommend to the Board transactions or alterations to the Company’s capital structure;
(b)

review and make recommendations to the Board concerning the financial structure, condition and strategy of the Company and its subsidiaries as reported or otherwise presented by management, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long-term commitments and the issuance and/or repurchase of securities;

(c)

review and discuss with management, and ultimately approve and oversee, as applicable, the Company’s investment and asset allocation policies and guidelines, as well as reports from management regarding the Company’s compliance with any such investment and asset allocation policies and guidelines, including past and expected future performance, both in the context of financial returns (i.e., capital appreciation or preservation) and risk mitigation;

(d)

periodically review matters pertaining to the Company’s material policies and practices respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company;

(e)

periodically review the Company’s major financial risk exposures (including foreign exchange and interest rate) as reported or otherwise presented by management and management’s initiatives to control such exposures, including the use of financial derivatives and hedging activities;

(f)	review and approve special transactions or expenditures as specifically delegated by the Board to a committee thereof or to one or more Company directors, officers or other employees;
(g)

review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), leases and other relationships of the Company with unconsolidated entities, other persons, or related parties (subject to subsection 33 below), that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves, or significant components of revenues or expenses;

(h)

review and discuss with management any proposed equity investments, acquisitions and divestitures that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves, or significant components of revenues or expenses;

(i)

review and discuss policies, procedures and practices with respect to risk identification, assessment and management, including appropriate guidelines and policies to govern the process, as well as the Company’s major enterprise risk exposures and the steps management has undertaken to control them;

(j)

review and discuss with management the Company’s effective tax rate, adequacy of tax reserves, tax payments and reporting of any pending tax audits or assessments, and material tax policies and tax planning initiatives; and

(k)	review the Company’s pension or similar retirement arrangements, management and obligations, as applicable.

Risk Oversight, Privacy and Cybersecurity

37.	The Committee shall annually (or as more frequently as the Committee deems necessary or appropriate):
(a)

review and discuss with management and as the Committee deems necessary or appropriate, the chairperson or other designated member of the Company’s Compliance Committee or such other similar committee, if any (including Board recommendations, as necessary), and monitor the adequacy and effectiveness of: (i) management’s program, including policies and guidelines, to identify, assess, manage, and monitor major enterprise risks of the Company, including financial, operational, privacy, security, business continuity, legal and regulatory, and reputational risks, as well as those risks that would threaten the Company’s business, current or potential future licenses, future performance, solvency or liquidity; (ii) management’s risk management decisions, practices and activities; (iii) reports from management and others, including without limitation, internal audit and the Compliance Committee, regarding compliance with item (i) above; and (iv) the adequacy and appropriateness of management’s response to, including the implementation thereof, the matters and findings, if any, in the reports referenced in item (iii) above; and

(b)

review, discuss with management and assess (including Board recommendations, as necessary) the Company’s privacy and cybersecurity risk exposures, including, but not limited to: (i) the potential impact of those exposures on the Company’s business, operations and reputation; (ii) the steps management has taken to monitor and mitigate such exposures across all functions and Company connections with third parties and the Company’s cybersecurity insurance coverage; (iii) the Company’s information governance and cybersecurity policies and programs and management’s efforts to build a culture of sensitivity to cybersecurity concerns; (iv) security breach incidence reports and incident response protocols, including crisis management and disaster recovery plans; (v) Company disclosures regarding cybersecurity risks; (vi) the Company’s cybersecurity strategy, including the allocation of Company resources to management of cybersecurity risks; and (vii) major legislative and regulatory developments that could materially impact the Company’s privacy and cybersecurity risk exposure; and

(c)	review and discuss with management (including Board recommendations, as necessary) the adequacy of the Company’s insurance coverage.

Committee Reporting

38.

If required by applicable laws or regulations or stock exchange requirements, the Committee shall prepare, review and approve a report to shareholders and others (the “Report”).  In the Report, the Committee shall state, among other things, whether it has:

(a)	reviewed and discussed the audited financial statements with management, the external auditors and the internal auditors;
(b)

received from the external auditors all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditors, including reports with respect to the independence of the external auditors; and

(c)	based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Company’s annual report.
39.

The Committee shall otherwise report regularly to the Board regarding the execution of the Committee’s duties, responsibilities and activities, as well as any issues encountered and related recommendations and recommend to the Board that the audited financial statements be included in the Company’s applicable annual report.

40.

The Committee shall also report to the Board annually regarding the oversight and receipt of certifications from applicable management confirming compliance with certain applicable laws, regulations or rules and certain Company policies and practices, in each case as the Committee deems necessary or appropriate.

Additional Authority and Responsibilities

41.

The Committee shall have the authority to engage independent counsel and other advisers, hire and terminate special legal, accounting, financial or other consultants to advise the Committee at the Company’s expense, in each case, as it determines necessary or appropriate to carry out its duties and without consulting with, or obtaining prior approval from, any officer of the Company or the Board. The Committee may ask members of management, including, without limitation, the applicable member of management responsible for enterprise risk management, or others, including, without limitation, Company employees or the chairperson or other designated member of the Company’s Compliance Committee or any other committee, to attend meetings or provide information as necessary. The Committee shall also have the authority to ask the Company’s independent auditors to attend meetings or provide information as necessary, and the Company’s independent auditors will have direct access to the Committee at their own initiative.

42.

The Committee shall provide for appropriate funding for payment: of (a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (b) compensation to any advisers engaged or employed by the Committee under subsection 41 above; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

43.

The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and perform such other functions as assigned by law or the Company’s constating documents.

44.

The Committee shall review and approve in advance any proposed related-party transactions and required disclosures of such in accordance with applicable securities laws and regulations and consistent with any related-party transaction policy of the Company, to the extent such policy exists, and report to the Board on any approved transactions.

THIS CHARTER

The Committee shall review and reassess annually the adequacy of this Charter as required by applicable laws or by the applicable rules of NASDAQ, the TSX or the SEC. This Charter shall be posted on the Company’s website.

DATED January 25, 2019